Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice of the Meeting of the Equity Shareholders of Tata Motors Limited to be convened pursuant to the directions of the Hon'ble National Company Law Tribunal, Mumbai Bench

Mumbai, June 27, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, reproduced below is the Notice dated June 21, 2019 for convening the Meeting of the Equity Shareholders of Tata Motors Limited as directed by the Hon'ble National Company Law Tribunal, Mumbai Bench on Tuesday, July 30 , 2019 at 1 :30 p.m. IST at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai- 400020 for the purpose of approving, the proposed Scheme of Arrangement between the Company and Tata Advanced Systems Limited and their respective shareholders and creditors. The Notice is also available on the Company's website at www.tatamotors.com.

TATA MOTORS LIMITED
Corporate Identification No. (CIN) - L28920MH1945PLC004520
Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001
Tel: +91 22 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

MEETING OF THE EQUITY SHAREHOLDERS OF TATA MOTORS LIMITED CONVENED PURSUANT TO THE DIRECTIONS OF THE HON'BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH

NOTICE TO EQUITY SHAREHOLDERS

Day	Tuesday
Date	July 30, 2019
Time	1:30 p.m. IST
Venue	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai - 400020.

POSTAL BALLOT AND REMOTE E-VOTING

Commencing on	Sunday, June 30, 2019 at 9:00 a.m. IST
Ending on	Monday, July 29, 2019 at 5:00 p.m. IST

Sr. No.	Contents	Page No.
1.	Notice of meeting of the equity shareholders of Tata Motors Limited convened as per the directions of the Hon'ble National Company Law Tribunal, Mumbai Bench.	1-3
2.	Explanatory Statement under Section 230(3) read with Section 102 and other applicable provisions of the Companies Act, 2013.	4-12
3.	Route Map for the venue of meeting.	13
4.	Scheme of Arrangement between Tata Motors Limited ("Transferor Company"/ "the Company") and Tata Advanced Systems Limited ("Transferee Company") and their respective shareholders and creditors under Sections 230-232 of the Companies Act, 2013 as **Annexure A**.	14-34
5.	Valuation Report dated February 13, 2018 by Vora and Associates, Independent Chartered Accountants, setting out the valuation of the Defense Undertaking of the Company being transferred to the Transferee Company and letter dated October 10, 2018 of the said Valuer giving details in the SEBI required format as **Annexures B1** and **B2** respectively.	35-43 44-45
6.	Fairness Opinion dated February 19, 2018 by Kotak Mahindra Capital Company Limited stating that the consideration at which the Scheme envisages the transfer of the Defense Undertaking of the Company to the Transferee Company, is fair from a financial point of view to the Transferor Company as **Annexure C**.	46-49
7.	Observation letter dated January 16, 2019 issued by BSE Limited ("BSE") as **Annexure D**.	50-51
8.	Observation letter dated January 16, 2019 issued by the National Stock Exchange of India Limited ("NSE") as **Annexure E**.	52-53
9.	Complaint report dated October 5, 2018 filed with BSE as **Annexure F**.	54-55
10.	Complaint reports dated November 9, 2018 and November 14, 2018 filed with NSE as **Annexures G1** and **G2** respectively.	56-57 58-59
11.	Reports adopted by the Board of Directors of the Transferor Company dated May 3, 2018 and by the Board of Directors of the Transferee Company dated June 25, 2018 as required under Section 232(2)(c) of the Companies Act, 2013 as **Annexures H1** and **H2** respectively.	60-62 63-65
12.	Information pertaining to the Transferee Company in the format specified for abridged prospectus as provided in Part E of Schedule VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 as **Annexure I**.	66-77
13.	Postal Ballot Form with instructions.	78-79
14.	Attendance Slip and Proxy Form.	Loose leaf insertion
15.	Business Reply Envelope.

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL, BENCH AT MUMBAI COMPANY SCHEME APPLICATION NO. 398 OF 2019 In the matter of the Companies Act, 2013; And In the matter of Application under Sections 230 to 232 of the Companies Act, 2013 read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016; And In the matter of Scheme of Arrangement between Tata Motors Limited (“the Transferor Company” or “the Applicant Company” or “the Company”) and Tata Advanced Systems Limited (“the Transferee Company”) and their respective shareholders and creditors. Tata Motors Limited [CIN: L28920MH1945PLC004520], a company incorporated under the provisions of the Indian Companies Act, 1913 and having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400001. ))))) … Applicant Company NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF TATA MOTORS LIMITED To The equity shareholders of Tata Motors Limited TAKE NOTICE that by the Orders dated May 6, 2019 and June 3, 2019 in the above mentioned Company Scheme Application (“Orders”), the Hon’ble National Company Law Tribunal, Mumbai Bench (“Hon’ble Tribunal” or “NCLT”) has directed inter alia that a meeting of the equity shareholders of the Company, be convened and held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400020 on Tuesday, July 30, 2019 at 1:30 p.m. IST to consider and, if thought fit, to approve the proposed Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited and their respective shareholders and creditors (“the Scheme”). The Scheme, if approved by the equity shareholders, will be subject to the subsequent approval of the Hon’ble Tribunal. TAKE FURTHER NOTICE that in pursuance of the Orders and as directed therein, a meeting of the equity shareholders of the Company will be held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400020 on Tuesday, July 30, 2019 at 1:30 p.m. IST at which place, day, date and time, you are requested to attend. TAKE FURTHER NOTICE that a copy of the Scheme, Notice and the Explanatory Statement, Form of Proxy, Attendance Slip and Postal Ballot Form and other annexures as stated in the Index are enclosed herewith. A copy of the Scheme, the said Explanatory Statement and Form of Proxy can be obtained free of charge at the registered office of the Company. Persons entitled to attend and vote at the meeting, may vote in person or by proxy, provided that all proxies in the prescribed form are deposited at the registered office of the Company not later than 48 hours before the meeting. The Hon’ble Tribunal has appointed Mr Nasser Munjee (DIN: 00010180), Independent Director of the Company or failing him, Mr Om Prakash Bhatt (DIN: 00548091), Independent Director of the Company to be the Chairman of the meeting. The voting rights of the shareholders shall be in proportion to their shareholding in the Company as on the close of business hours of Friday, June 14, 2019 (“cut-off date”). In accordance with the applicable regulatory provisions, in addition to casting of votes at the meeting, the Company has provided equity shareholders with the facility of casting their votes either by way of postal ballot or by way of remote e-voting using facility offered by the National Securities Depository Limited (“NSDL”). The shareholders may refer to the “Notes” to this Notice for further details on postal ballot and remote e-voting. Members are requested to consider, and if thought fit, to pass with requisite majority, the following resolution: “RESOLVED that pursuant to the provisions of Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 [including any statutory modification(s) or re-enactment(s) thereof for the time being in force], read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, the Memorandum and Articles of Association of the Company and subject to the approval of the Mumbai and Hyderabad Benches of the Hon’ble National Company Law Tribunal (hereinafter collectively referred to as “the Tribunal”) and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/ to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the proposed Scheme of Arrangement between Tata Motors Limited (“the Transferor Company”) and Tata Advanced Systems Limited (“the Transferee Company”) and their respective shareholders and creditors (“Scheme”) placed before this meeting be and is hereby approved.” “RESOLVED FURTHER that the Board be and is hereby authorized to do allsuch acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.” Nasser Munjee DIN: 00010180 Chairman appointed for the meeting Dated this 21st day of June, 2019 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001 Tel: +91 22 6665 8282 Email: inv_rel@tatamotors.com; Website: www.tatamotors.com CIN: L28920MH1945PLC004520 Notes: 1. The Explanatory Statement pursuant to Sections 102, 110, 230(3), 232(2) of the Companies Act, 2013 (“Act”) read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 in respect of the business set out above is annexed hereto. 2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE ON HIS/HER BEHALF AND THE PROXY NEED NOT BE A MEMBER. The duly completed and signed instrument appointing proxy (including initials on alterations therein, if any) as per the format included in the Notice should be returned to the registered office of the Company not less than 48 (forty eight) hours before the time for holding the meeting. Proxies submitted on behalf of limited companies, societies, partnership firms, etc. must be supported by appropriate resolution/authority, as applicable, issued by the member organization. A person can act as a proxy on behalf of members not exceeding 50 (fifty) and holding in the aggregate not more than 10% (ten percent) of the total share capital of the Company carrying voting rights. A member holding more than 10% (ten percent) of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member. 3. During the period beginning 24 (twenty four) hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than 3 (three) days of notice in writing is given to the Company.

4. Only registered members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the meeting (either in person or by proxy or by Authorised Representative under Sections 112 and 113 of the Act) or through electronic means. Corporate members intending to send their authorised representatives to attend the meeting are requested to send to the Company, a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the meeting. Foreign Institutional Investors (“FIIs”) who are registered as members of the Company would be required to deposit certified copies of power of attorney, authorizing the individuals named therein, to attend and vote at the meeting on their behalf. These documents must be deposited at the registered office of the Company not later than 48 (forty eight) hours before the meeting. The holders of the American Depositary Receipts (“ADR”) of the Company shall not be entitled to attend the said meeting. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such ADR. A brief statement, as to the manner in which such voting instructions may be given, is being sent to the ADR holders by the Depositary. 5. A member or his/her Proxy is requested to bring the copy of the Notice to the meeting and produce the Attendance Slip, duly completed and signed, at the entrance of the meeting venue. 6. In case of joint holders attending the meeting, only such joint holder whose name stands first in the Register of Members of the Company in respect of such joint holding will be entitled to vote. 7. Notice is being sent to all the members whose names appear in the Register of Members/Beneficial Owner as on Friday, June 14, 2019 (“cut-off date”) as per the details furnished by the Depositories. This Notice is also available on the website of the Company viz. www.tatamotors.com and on the website of NSDL viz. www.evoting.nsdl.com. 8. VOTING BY MEMBERS A. In compliance with the provisions of: (i) Sections 108, 110 and 230(4) of the Act read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014; (ii) Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”); (iii) Secretarial Standards - 2 on General Meetings and (iv) Securities and Exchange Board of India Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 as amended from time to time (“SEBI Circular”), the Company is pleased to provide the members the facility to cast their votes on resolution proposed to be considered at the meeting either by (i) remote e-voting (by using the electronic voting system provided by NSDL (as explained at para ‘H’ herein below). (ii) physical postal ballot (as explained at para ‘I’ herein below) or (iii) Electronic ballot at the meeting venue (as explained at para ‘J’ herein below). B. A person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date shall be entitled to vote in respect of the shares held. C. The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up ordinary share capital and in case of voting rights on the ‘A’ Ordinary Shares, the holder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held. D. Member(s) can opt only for one mode of voting out of the aforementioned modes viz. remote e-voting, postal ballot or voting through electronic ballot at the meeting. If a member has opted for remote e-voting, then he/she should not vote by postal ballot and vice-versa. However, in case members cast their vote both through postal ballot and remote e-voting, then voting through remote e-voting shall prevail and voting done by postal ballot shall be treated as invalid. It is clarified that casting of vote by postal ballot or remote e-voting does not disentitle the member(s) from attending the meeting however he/she shall not be allowed to vote again at the meeting. E. As directed by Hon’ble Tribunal, Mr P N Parikh (FCS 327) and failing him, Ms Jigyasa Ved (FCS 6488) and failing both, Mr Mitesh Dhabliwala (FCS 8331) of M/s Parikh & Associates, Practising Company Secretaries, shall act as Scrutinizer to scrutinize the votes cast either through remote e-voting or postal ballot and voting process at the venue, in a fair and transparent manner. F. The voting period for postal ballot and remote e-voting shall commence on and from Sunday, June 30, 2019 at (9.00 a.m. IST) and shall end on Monday, July 29, 2019 at (5.00 p.m. IST). G. The Notice convening the meeting will be published through an advertisement in the “Free Press Journal” in english language and “Navshakti” in the marathi language, both having circulation in Mumbai. H. INSTRUCTIONS FOR REMOTE E-VOTING: Members as on the cut-off date are being provided with the login ID and password in this communication for availing the remote e-voting facility. However, if you are already registered with NSDL for remote e-voting, then you should use your existing user ID and password for casting your vote. If you have forgotten your password, you can reset your password by using ‘Forgot User Details/Password?’ or ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com or contact NSDL at the following Toll Free No. 1800-222-990. The way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below: Step 1 : Log-in to NSDL e-voting system i. Visit the e-voting website of NSDL. Open web browser by typing the URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. ii. Once the home page of e-voting system is launched, click on the icon “Login” which is available under “Shareholders” section. iii. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL eservices after using your login credentials, click on e-voting and you can proceed to step 2 i.e. Cast your vote electronically. iv. Your User ID details will be as per details given below : a) For members who hold shares in demat account with NSDL: 8 Character DP ID followed by 8 Digit Client ID (For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******). b) For members who hold shares in demat account with CDSL: 16 Digit Beneficiary ID (For example if your Beneficiary ID is 12************** then your user ID is 12**************). c) For members holding shares in Physical Form: EVEN Number followed by Folio Number registered with the Company (For example, for members holding Ordinary Shares, if folio number is 001*** and EVEN is 110673 then user ID is 110673001***. For members holding ‘A’ Ordinary Shares, if folio number is 001*** and EVEN is 110674 then user ID is 110674001***).v. Your password details are given below: a) If you are already registered for e-voting, then you can use your existing password to login and cast your vote.b) If you are using NSDL “e-voting system” for the first time, you will need to retrieve the “initial password” which was communicated to you. Once you retrieve your “initial password”, you need to enter the “initial password” and the system will force you to change your password.

c) How to retrieve your “initial password”? (i) If your email ID is registered in your demat account or with the Company, your “initial password” is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”. (ii) If your email ID is not registered, your “initial password” is communicated to you on your postal address. vi. If you are unable to retrieve or have not received the “initial password” or have forgotten your password: a) Click on “Forgot User Details/Password?” option available on www.evoting.nsdl.com (If you are holding shares in your demat account with NSDL or CDSL). b) Click on “Physical User Reset Password?” option available on www.evoting.nsdl.com (If you are holding shares in physical mode). c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address. vii. After entering your password, tick on “I hereby agree to all Terms and Conditions”. viii. Click on “Login” button. ix. After you click on the “Login” button, Home page of e-voting will open. Step 2 : Cast your vote electronically on NSDL e-voting system i. After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. ii. Click on Active Voting Cycles. You will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status. iii. Select “EVEN” of the Company for casting your vote: a. EVEN for Ordinary Shares is 110673 b. EVEN for ‘A’ Ordinary Shares is 110674 iv. Now you are ready for e-voting as the Voting page opens. v. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted. vi. Upon confirmation, the message “Vote cast successfully” will be displayed. vii. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page. viii. Once you confirm your vote on the resolution, you will not be allowed to modify your vote. General Guidelines for shareholders Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the “Downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in. I. INSTRUCTIONS FOR POSTAL BALLOT: 1. Members desirous of availing the postal ballot facility are requested to carefully read the instructions printed on the enclosed postal ballot form and return the form duly completed with assent (FOR) or dissent (AGAINST), in the enclosed pre-paid Business Reply Envelope, so as to reach the Scrutinizer on or before Monday, July 29, 2019 at 5:00 p.m. IST. 2. Members who have received the notice by email and who wish to vote through postal ballot, can download the postal ballot form from the Company’s website viz. www.tatamotors.com. In case a member is desirous of obtaining a printed duplicate postal ballot form, he or she may send an email to the Company’s Registrar and Share Transfer Agent (“RTA”) at tmlballot2019@tsrdarashaw.com. The RTA shall forward the same along with postage prepaid self-addressed Business Reply Envelope to the member. 3. No other form of the postal ballot form is permitted. 4. In case of equity shares held by companies, trusts, societies, etc. the duly completed postal ballot form should be accompanied by a certified true copy of the Board Resolution/Authority Letter. J. VOTING AT THE MEETING VENUE: Members who are present at the meeting, but have not cast their votes by availing the remote e-voting facility/postal ballot, would be entitled to vote on the resolution, by way of electronic ballot. 9. DECLARATION OF RESULTS ON THE RESOLUTION The Scrutinizer shall, immediately after and not later than 48 (forty eight) hours from conclusion of the meeting, make a consolidated Scrutinizer’s report of the total votes cast in favour and against the resolution and invalid votes, if any, to the Chairman of the meeting or a person authorized by him in writing who shall countersign the same. The result of the voting shall be announced by the Chairman of the meeting or a person authorized by him in writing on or before August 1, 2019, upon receipt of the Scrutinizer’s Report. The results announced, alongwith the Scrutinizer’s Report, shall be placed on the Company’s website viz. www.tatamotors.com and on the website of NSDL viz. www.evoting.nsdl.com immediately after declaration. The results shall also be immediately forwarded to the stock exchanges where the Company’s equity shares are listed i.e. BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and Singapore Stock Exchange and shall also be displayed on the Notice Board at the registered office of the Company. Subject to the receipt of requisite number of votes, the resolution shall be deemed to be passed on the date of the meeting i.e. on July 30, 2019.

TATA

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL,
BENCH AT MUMBAI
COMPANY SCHEME APPLICATION NO. 398 OF 2019

In the matter of the Companies Act, 2013;

And

In the matter of Application under Sections 230 to 232 of the Companies Act, 2013 read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016;

And

In the matter of Scheme of Arrangement between Tata Motors Limited (**"the Transferor Company"** or **"the Applicant Company"** or **"the Company"**) and Tata Advanced Systems Limited (**"the Transferee Company"**) and their respective shareholders and creditors.

Tata Motors Limited [CIN: L28920MH1945PLC004520], a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400001.) ... Applicant Company

EXPLANATORY STATEMENT TO THE NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF TATA MOTORS LIMITED

1. This is a statement accompanying the Notice convening the meeting of the equity shareholders of the Company, pursuant to the Orders dated May 6, 2019 and June 3, 2019 passed by the Hon'ble National Company Law Tribunal, Mumbai Bench (**"Hon'ble Tribunal"** or **"NCLT"**) in the Company Scheme Application No. 398 of 2019, referred to hereinabove, to be held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400020 on Tuesday, July 30, 2019 at 1:30 p.m. IST for the purpose of considering, and if thought fit, approving the arrangement embodied in the Scheme of Arrangement between the Company and Tata Advanced Systems Limited and their respective shareholders and creditors. (**"Scheme"**).

2. A copy of the Scheme is enclosed herewith as **Annexure A**. The proposed Scheme is envisaged to be effective from the Appointed Date. The Appointed Date is the same as the Effective Date which is as defined in the Scheme.

3. Pursuant to the Orders dated May 6, 2019 and June 3, 2019 passed by the Hon'ble Tribunal in Company Scheme Application No. 398 of 2019, a meeting of the equity shareholders of the Company is being called, convened and conducted for the purpose of considering, and if thought fit, approving the Scheme.

4. The Scheme provides for the transfer of the Defense Undertaking of the Transferor Company to the Transferee Company, as a going concern on a slump sale basis, for a consideration amount payable by the Transferee Company to the Transferor Company pursuant to the terms of the Scheme, with effect from the Appointed Date, pursuant to the provisions of Sections 230 to 232 and other relevant provisions of the Companies Act, 2013 (**"Act"**) and various other matters consequential to or otherwise connected with the above in the manner provided in the Scheme.

5. **Details of Tata Motors Limited ("the Transferor Company" / "TML")**

5.1. Tata Motors Limited, the Transferor Company, was incorporated on September 1, 1945 under the provisions of the Indian Companies Act, 1913 originally as "Tata Locomotive and Engineering Company Limited". The name of the Company was changed to "Tata Engineering and Locomotive Company Limited" on September 24, 1960 and thereafter to "Tata Motors Limited" on July 29, 2003. Corporate Identification Number (**"CIN"**) of the Transferor Company is L28920MH1945PLC004520 and Permanent Account Number (**"PAN"**) of the Transferor Company is AAACT2727Q. The registered office address is Bombay House, 24, Homi Mody Street, Mumbai - 400 001 and the email address is inv_rel@tatamotors.com.

5.2. The Transferor Company is a public limited company, primarily engaged in the business of design, development and manufacturing of a wide range of commercial and passenger vehicles, *inter alia*, defense vehicles and parts thereof for sale within India and abroad. The relevant object of the Transferor Company as set out in clause III of its Memorandum of Association are as under:

"1. To carry on the business of manufacturing, assembling, buying, selling, re-selling, exchanging, altering, importing, exporting, hiring, letting on hire, or distributing or dealing in locomotives, boilers, engines steam gas electrical or otherwise, turbines, tanks, motor vehicles, trucks, lorries, omnibuses, buses, motorcycles, cycle cars, scooters, bicycles, tricycles, cycles, tractors, bulldozers and steam rollers of every description and kind and all component parts, spare parts, accessories, equipment and apparatus for use in connection therewith."

5.3. There has been no change in the name, registered office and objects of the Transferor Company during the last five years.

5.4. The capital structure of the Transferor Company as on March 31, 2019 is as under:

Authorised Share Capital	Amount in ₹	Amount in ₹
4,000,000,000 Ordinary Shares of ₹2/- each	8,000,000,000	
1,000,000,000 'A' Ordinary Shares of ₹2/- each	2,000,000,000	
300,000,000 Convertible Cumulative Preference Shares of ₹100/- each	30,000,000,000	
Total		40,000,000,000
Issued Capital		
2,887,843,046 Ordinary Shares of ₹2/- each	5,775,686,092	
508,736,110 'A' Ordinary Shares of ₹2/- each	1,017,472,220	
Total		6,793,158,312
Subscribed Capital		
2,887,348,694 Ordinary Shares of ₹2/- each	5,774,697,388	
508,502,371 'A' Ordinary Shares of ₹2/- each	1,017,004,742	
Total		6,791,702,130
Paid-up Capital		
2,887,348,694 Ordinary Shares of ₹2/- each	5,774,697,388	
Less: Calls in arrears:		
i) 310 Ordinary Shares of ₹2/- each (₹1/- outstanding on each)	310	
ii) 260 Ordinary Shares of ₹2/- each (₹0.50/- outstanding on each)	130	
(310+260) = 570 Shares	(310+130)=440	
	5,774,696,948	
Add: Share Forfeiture		
iii) Paid up value of partly paid Ordinary Shares which had been forfeited in 1998-99 and 1999-2000 due to non-receipt of call monies.	477,945	
Ordinary Shares of ₹2/- each		5,775,174,893
508,502,371 'A' Ordinary Shares of ₹2/- each		1,017,004,742
Grand Total		6,792,179,635

5.5. The equity shares (Ordinary and 'A' Ordinary shares) of the Transferor Company are listed on the BSE Limited (**"BSE"**) and National Stock Exchange of India Limited (**"NSE"**). The Company's ADRs represented by underlying Ordinary shares of the Company are listed on New York Stock Exchange. The senior unsecured notes issued by the Company are listed on the Singapore Stock Exchange and the various series of debentures issued by the Company are listed on NSE and/or BSE under the debt market segment.

TATA MOTORS

5.6. The shareholding pattern of the Transferor Company as on March 31, 2019 is as under:

Sr. No.	Category of Shareholder(s)	Ordinary Shares		'A' Ordinary Shares		**Voting Rights	
		No. of Shares	Share holding %	No. of Shares	Share holding %	No.	%
(A)	**Promoters & Promoter Group**						
(1)	**Indian**						
(a)	Individuals/Hindu Undivided Family	0	0	0	0	0	0
(b)	Central Government /State Government(s)	0	0	0	0	0	0
(c)	Financial Institutions/Bank(s)	0	0	0	0	0	0
(d)	Any other (specify)	0	0	0	0	0	0
	(i) Bodies Corporate	110,79,27,731	38.37	4,91,667	0.10	110,79,76,897	37.71
	Sub-Total (A)(1)	**110,79,27,731**	**38.37**	**4,91,667**	**0.10**	**110,79,76,897**	**37.71**
(2)	**Foreign**						
(a)	Individuals (Non - Resident Individuals /Foreign Individuals)	0	0	0	0	0	0
(b)	Government	0	0	0	0	0	0
(c)	Institutions	0	0	0	0	0	0
(d)	Foreign Portfolio Investor	0	0	0	0	0	0
(e)	Any Other (specify)	0	0	0	0	0	0
	Sub-Total (A)(2)	0	0	0	0	0	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**110,79,27,731**	**38.37**	**491,667**	**0.10**	**110,79,76,897**	**37.71**
(B)	**Public Shareholding**						
(1)	**Institutions**						
(a)	Mutual Funds/UTI	23,45,59,586	8.12	19,88,63,500	39.11	25,44,45,930	8.66
(b)	Venture Capital Funds	0	0	0	0	0	0
(c)	Alternate Investment Funds	8,09,237	0.03	12,83,020	0.25	9,37,537	0.03
(d)	Foreign Venture Capital Investors	0	0	0	0	0	0
(e)	Foreign Portfolio Investors	55,27,21,289	19.14	17,19,03,950	33.81	56,99,11,636	19.40
(f)	Financial Institutions/Banks	73,90,159	0.26	48,99,386	0.96	78,80,095	0.27
(g)	Insurance Companies	22,18,86,080	7.68	64,25,647	1.26	22,25,28,644	7.57
(h)	Provident Funds/Pension Funds	0	0	0	0	0	0
(i)	Any Other (specify)	0	0	0	0	0	0
	Sub-Total (B)(1)	**101,73,66,351**	**35.24**	**38,33,75,503**	**75.39**	**105,57,03,842**	**35.93**
(2)	**Central Government/State Government(s)/ President of India**	**49,44,144**	**0.17**	**51,89,206**	**1.02**	**54,63,064**	**0.19**
	Sub-Total (B)(2)	**49,44,144**	**0.17**	**51,89,206**	**1.02**	**54,63,064**	**0.19**
(3)	**Non-Institutions**						
(a)	**Individuals**						
	i) Individual Shareholders holding nominal share capital upto ₹2 lakh	30,40,99,508	10.53	822,99,533	16.18	31,22,97,359	10.63
	ii) Individual Shareholders holding nominal share capital in excess of ₹2 lakh	98,80,177	0.34	103,77,571	2.04	109,17,925	0.37
(b)	NBFCs registered with RBI	170,635	0.01	28,942	0.01	173,528	0.01
(c)	Employees Trusts	0	0	0	0	0	0
(d)	Overseas Depositories (holding DRs) (balancing figure)	32,36,96,360*	11.21	0	0	32,36,96,360	11.02
(d)	Any Other (specify)	11,92,63,788	4.13	267,39,949	5.26	12,19,35,667	4.15
	i) Bodies Corporates	3,00,58,071	1.04	64,06,273	1.26	306,98,502	1.04
	ii) Clearing Members	2,33,10,052	0.81	75,16,641	1.48	240,61,618	0.82
	iii) Limited Liability Partnership	3,30,835	0.01	5,30,139	0.10	383,832	0.01
	iv) HUF	78,14,936	0.27	35,94,293	0.71	81,73,745	0.28
	v) Trusts	2,54,69,069	0.88	3,96,802	0.08	255,08,744	0.87
	vi) IEPF Suspense A/c	39,69,951	0.14	5,945	0.00	39,70,545	0.14
	vii) Non Resident Individuals	2,05,71,211	0.71	82,89,856	1.63	213,99,018	0.73
	viii) Director or Director's Relatives	600	0.00	0	0	600	0.00
	ix) Foreign Bodies	1,24,495	0.00	0	0	124,495	0.00
	x) Others	76,14,568	0.26	0	0	76,14,568	0.26
	Sub Total (B)(3)	**75,71,10,648**	**26.22**	**11,94,45,995**	**23.49**	**76,90,20,839**	**26.17**
	Total Public Shareholding (B)=(B)(1)+(B)(2)+(B)(3)	**1,77,94,20,963**	**61.63**	**50,80,10,704**	**99.90**	**183,01,87,745**	**62.29**
	Total (A)+(B)	**2,88,73,48,694**	**100.00**	**50,85,02,371**	**100.00**	**293,81,64,642**	**100.00**
(C)	Shares held by custodians against which DRs are issued (GDR)	0	0	0	0	0	0
	Total (A)+(B)+(C)	**2,88,73,48,694**	**100.00**	**50,85,02,371**	**100.00**	**293,81,64,642**	**100.00**

**No. of shares underlying depository receipts*

*** The voting rights on the Ordinary Shares shall be in the same proportion to the paid up ordinary share capital and in case of voting rights on the 'A' Ordinary Shares, the holder shall be entitled to one vote for every ten 'A' Ordinary Shares held as per the terms of its issue.*

5.7. The details of the Promoters (including Promoter Group) of the Transferor Company are as under:

Name of Promoter / Promoter Group	Category	Address
Tata Sons Private Limited	Promoter	Bombay House, 24, Homi Mody Street, Mumbai - 400001.
Tata Industries Limited	Promoter Group	Bombay House, 24, Homi Mody Street, Mumbai - 400001.
Tata Investment Corporation Limited	Promoter Group	Elphinstone Building, 2nd Floor, Near Horniman Circle, 10, Veer Nariman Road, Mumbai-400001.
Ewart Investments Limited	Promoter Group	Elphinstone Building, 1st Floor, 10, Veer Nariman Road, Mumbai - 400001.
Tata Chemicals Limited	Promoter Group	Bombay House, 24, Homi Mody Street, Mumbai - 400001.
Af-Taab Investment Company Limited	Promoter Group	c/o The Tata Power Co. Ltd., Corporate Centre B Block, 34 Sant Tukaram Road, Carnac Bunder, Mumbai - 400009.
Tata Steel Limited	Promoter Group	Bombay House, 24, Homi Mody Street, Fort, Mumbai - 400001.
Simto Investment Company Limited	Promoter Group	Elphinstone Building, 2nd Floor, Near Horniman Circle, 10, Veer Nariman Road, Mumbai - 400001.
*Sir Ratan Tata Trust	Promoter Group	Bombay House, 24, Homi Modi Street, Mumbai - 400001.
*Sir Dorabji Tata Trust	Promoter Group	Bombay House, 24, Homi Mody Street, Mumbai - 400001.
*J R D Tata Trust	Promoter Group	Bombay House, 24, Homi Mody Street, Mumbai - 400001.
*Lady Tata Memorial Trust	Promoter Group	Bombay House, 24, Homi Mody Street, Mumbai - 400001.

**Not holding any shares in the Transferor Company.*

5.8. The details of the directors of the Transferor Company as on March 31, 2019 are as under:

Name of Directors	Category	Address
Mr Natarajan Chandrasekaran (DIN: 00121863)	Non-Executive Chairman	21st Floor, 33 South Condominium, Pedder Road, Mumbai - 400026.
Mr Nasser Munjee (DIN: 00010180)	Non-Executive, Independent Director	Benedict Villa, House No-471, Carraim, Chorao Tiswadi, North Goa - 403102.
Mr Vinesh Jairath (DIN: 00391684)	Non-Executive, Independent Director	194-B, Kalpataru Horizon, S K Ahire Marg, Worli, Mumbai - 400018.
Ms Falguni Nayar (DIN: 00003633)	Non-Executive, Independent Director	Flat No. 9, Rushilla CHS, 5th Floor, Carmichael Road, Mumbai - 400026.
Dr Ralf Speth (DIN: 03318908)	Non-Executive Director	12, Lucys Mill, Mill Lane, Stanford Upon Avon, CV376DE, Great Britain.
Mr Om Prakash Bhatt (DIN: 00548091)	Non-Executive, Independent Director	3, Seagull, Carmichael Road, Mumbai - 400026.
Ms Hanne Birgitte Sorensen (DIN: 08035439)	Non-Executive, Independent Director	Esplanaden 5, 3rd Floor, Th., 1263 Copenhagen, Denmark.
Mr Guenter Butschek (DIN: 07427375)	Chief Executive Officer and Managing Director	Flat No. 801, Wing 1, Urmi Aangan, 13-A Pedder Road, Mumbai - 400026.
Mr Satish B Borwankar (DIN: 01793948)	Executive Director and Chief Operating Officer	A-4, 101, Wadgaon Sheri Brahma Suncity, Wadgaon Sheri, Pune - 411014.

5.9. As on March 31, 2019, the Transferor Company has 73 secured creditors (including 60 debenture holders) and 7,624 unsecured creditors (including 332 debenture holders). The total amount due and payable by the Transferor Company to the aforementioned secured and unsecured creditors is ₹2432.39 Crore (including debentures of ₹200 Crore) and ₹25,344.01 Crore (including debentures of ₹6,310 Crore) respectively.

5.10. As on the date of the Notice, there are no investigation or proceedings pending against the Transferor Company under the provisions of Chapter XIV of the Act.

6. **Details of Tata Advanced Systems Limited ("the Transferee Company" / "TASL")**

6.1. Tata Advanced Systems Limited, the Transferee Company, was incorporated on September 19, 2006 under the provisions of the Companies Act, 1956 as "Tara Systems and Technologies Limited". The name of the Transferee Company was changed to "Tata Advanced Systems Limited" on February 18, 2008. CIN of the Transferee Company is U72900TG2006PLC077939 and PAN of the Transferee Company is AACCT5245K. The registered office of the Transferee Company is at Hardware Park, Plot no. 21, Sy No. 1/1, Imarat Kancha, Raviryala Village, Maheshwaram Mandal, Hyderabad - 501218 and the email address is email@tataadvancedsystems.com.

6.2. The Transferee Company is a public limited company, primarily engaged in the business of production and assembly of systems, sub-systems and solutions used in the aerospace and defense industry. The main objects of the Transferee Company as set out in clause III of its Memorandum of Association are as under:

"1.To engage in and conduct the business of scientific, technical and other research and development in any field, particularly in the field of developing/deploying advanced defence and other technologies, electronics, computer software, mechanics and electricals, systems integration, training systems, opto-electronics, communications, composites, and mechanical engineering; to manufacture, test and experiment all kinds of equipment, to originate, develop and improve any discoveries, inventions, technology, processes and formulate, turn to account, particularly to integrate, manufacture, purchase or otherwise acquire, own, hold, operate, sell or otherwise transfer, lease, license the use of, distribute or otherwise dispose of and generally to manufacture, assemble, develop and sell equipment, technology and property of every kind and description, including without limitation of the generality of the foregoing, electronic, electrical and mechanical devices, apparatus, appliances, equipment and machines and parts thereof as also to create, reproduce, amplify, receive, transmit and retain sound, signals, communications for use in a variety of end user segments, including the Defence Forces, customers, enterprises and the Government and also for all other processes, matters and things and to establish, provide, maintain and conduct or otherwise subsidize research and development, technical laboratories and experimental workshops for scientific and technical research and experiments, and to undertake and carry on with all scientific and technical researches, experiments and tests of all kinds. And generally to encourage, promote and reward; researches, investigations, experiments, tests, discoveries, and invention of any kind that may be considered likely to assist any of the business which the Company is authorised to carry on."

6.3. There has been no change in the name, registered office and the objects of the Transferee Company during the last five years.

6.4. The capital structure of the Transferee Company as on March 31, 2019 is as under:

Particulars	Amount in ₹
Authorised Capital	
250,00,00,000 equity shares of ₹10 each	2500,00,00,000
Total	**2500,00,00,000**
Issued, Subscribed and Paid-up Capital	
54,81,71,157 equity shares of ₹10 each	548,17,11,570
Total	**548,17,11,570**

6.5. The equity shares of the Transferee Company are not listed on any Stock Exchange.

TATA MOTORS

6.6. The shareholding pattern of the Transferee Company as on March 31, 2019 is as under:

Name of Shareholder	No. of Shares held
Tata Sons Private Limited	54,81,71,151
Tata Sons Private Limited jointly with Mr K. R. Bhagat	1
Tata Sons Private Limited jointly with Mr Sukaran Singh	1
Tata Sons Private Limited jointly with Mr E. N. Kapadia	1
Tata Sons Private Limited jointly with Mr Masood Hussainy	1
Tata Sons Private Limited jointly with Mr. A.V.S Prasad	1
Tata Sons Private Limited jointly with Mr Praveen Kumar Chikkala	1
Total	54,81,71,157

Upon or prior to the Scheme becoming effective, the Transferee Company may issue securities to its promoter, Tata Sons Private Limited and/or subsidiary or associate companies of Tata Sons Private Limited to, inter alia, enable it to pay the Transferor Company the Consideration under the Scheme and for meeting its other payment obligations.

6.7. The details of the Promoter of the Transferee Company is as under:

Name of Promoter	Address
Tata Sons Private Limited	Bombay House, 24, Homi Mody Street, Mumbai - 400001

6.8. The details of the directors of the Transferee Company as on March 31, 2019 are as under:

Name of Directors	Category	Address
Mr Vijay Singh (DIN 06610802)	Chairman	20, Poorvi Marg, Vasant Vihar-1, Delhi - 110 057.
Mr Banmali Agrawala (DIN 00120029)	Director	C-602, Palm Springs, Sector 54, Gurgaon, Haryana - 122 011.
Mr Kesava Menon Chandrasekhar (DIN 06466854)	Director	Flat No. 2H, Great India Estates Homes, Majestic, Near NISH, Akkulam Boat Club Road, Kuzhi Vila, Sree Thiruvananthapuram, Kerala - 695 017.
Mr Norman Anil Kumar Browne (DIN 08153434)	Director	H. No. 8-30/22, Gordhanapuri Gardens, Yapral Jawaharnagar, K. V. Rangareddy, Secunderabad, Telangana - 500 087.
Ms Maya Sinha (DIN 03056226)	Additional Director	11-Vipul Building, B.G Kher Marg, Opp Malabar Hill Police Station, Malabar Hill, Mumbai, Maharashtra - 400006.
Mr Sukaran Singh (DIN 01485745)	Managing Director and CEO	4-W, 4th Floor, Sundatta Apartment, Mount Pleasant Road, Malabar Hill, Mumbai, Maharashtra - 400 006.

6.9. As on March 31, 2019, the Transferee Company has 5 secured creditors and 707 unsecured creditors. The total amount due and payable by the Transferee Company to the aforementioned secured and unsecured creditors is ₹261.66 Crore and ₹262.73 Crore respectively.

6.10. As on the date of the Notice, there are no investigation or proceedings pending against the Transferee Company under the provisions of Chapter XIV of the Act.

7. **Relationship subsisting between the Transferor Company and the Transferee Company**

The Transferee Company is a wholly owned subsidiary of Tata Sons Private Limited, the promoter company of the Transferor Company. The Transferee Company is a related party of the Transferor Company as per the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“**SEBI Listing Regulations**”). There are no common directors on the Board of the Transferor Company and the Transferee Company.

Apart from the above, there is no other relationship between the Transferor Company and the Transferee Company.

8. **Rationale of the Scheme**

The transfer of the Defense Undertaking of the Transferor Company to the Transferee Company, pursuant to the Scheme, would *inter alia* result in the following benefits:

(i) In case of the Transferor Company:

- Monetising the value of the investment made in the design and development of the various products for defence customers by the Transferor Company through the transfer of its Defense Undertaking; and
- Leverage the scale and competitive advantages of a larger unified entity which provides various products and services as part of the defense supply chain and participate in the future growth opportunities in defense business through the Earn Out Consideration (as defined in the Scheme) and as a vendor to the Transferee Company.

(ii) In case of the Transferee Company:

- Facilitate focused investments, better capital allocation and assist in the scaling up of operations;
- Ability to execute larger and more complex projects across air systems, land systems, control weapon systems; and
- Achieve cost synergies.

The Scheme will not in any manner be prejudicial to the interests of the concerned shareholders and creditors or the general public at large.

9. **Salient features of the Scheme**

The salient features of the Scheme are as under:

A. The “Effective Date” under the Scheme shall be the date falling 5 (five) Business Days after the last of the dates on which all the conditions and matters referred to in Clause 21 of the Scheme occur or have been fulfilled or waived in accordance with the Scheme.

B. The “Appointed Date” under the Scheme shall be the date on which the Scheme comes into effect, i.e. the Effective Date.

C. “Defense Undertaking” shall mean the business of the Transferor Company as a going concern as on the Appointed Date, pertaining to the manufacture and/or sale of products and/or services that are designed, used, developed or modified for (i) all departments and/or entities under the Ministry of Defence, Government of India, including, without limitation, the armed forces under the administrative control of the Ministry of Defence, Government of India; (ii) all departments and/ or entities under the Ministry of Home Affairs, Government of India or an equivalent department of any State Government in India; (iii) United Nations peacekeeping agencies; and/or (iv) all equivalent departments, entities, military and/ or governmental agencies, outside India engaged in internal and external security of those countries, and shall include: (a) the Moveable Assets; (b) the Current Assets; (c) the Licenses; (d) the Business IP; (e) the Licensed Properties; (f) the Contracts; (g) the Employees; (h) the Liabilities; (i) the Records; and (j) any tax related assets (including but not limited to Goods and Services Tax credits, CENVAT credits, VAT/Sales tax credits, works contract TDS credits, credits of education cess and secondary and higher education cess, entry tax credits, tax refunds etc.); but shall exclude the Excluded Liabilities and Excluded Contracts.

D. The Scheme provides that, upon the coming into effect of the Scheme and subject to the provisions contained in the Scheme:

(i) all the Moveable Assets (*as defined in the Scheme*), rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Defense Undertaking of whatsoever nature and where so ever situate shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of Applicable Law (*as defined in the Scheme*), if any, without any further act or deed, be and stand transferred to and vested in the Transferee Company and/or be deemed to be transferred to and vested in the Transferee Company as a going concern on a slump sale basis for the Consideration, in accordance with Section 2 (42C) of the Income Tax Act, 1961, so as to become, as and from the Appointed Date, the estate, assets, properties, rights, claims, title, interest and authorities of the Transferee Company. (ii) all the Licenses (as defined in the Scheme) (including industrial license no. 18/2015 but excluding industrial license 13/2004), permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company in respect of the Defense Undertaking and all rights and benefits that have accrued or which may accrue to the Transferor Company in respect of the Defense Undertaking, on the Appointed Date, including income tax benefits and exemptions, shall, under the provisions of Sections 230 to 232 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in and/or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become the licenses, permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions. However, if any such License, permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges as referred to above, are for the benefit of or applicable to or govern the operations of the Defense Undertaking as well as the Other Business (as defined in the Scheme), then upon the Scheme coming into effect, the same shall be deemed to have been automatically split up without any further act, instrument or deed by the Transferor Company or the Transferee Company so as to appropriately apply to or govern the operations of the Defense Undertaking and the Other Business of the Transferor Company, separately without putting either of them to any disadvantage of whatsoever nature; (iii) all Liabilities (as defined in the Scheme) shall, pursuant to the sanction of the Scheme by the NCLT (as defined in the Scheme) and under the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company, to the extent they are outstanding or contingent on the Appointed Date so as to become as and from the Effective Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company in respect of the Defense Undertaking, and the Transferee Company shall meet, discharge and satisfy the same and the Transferor Company shall in no event be responsible or liable in relation to any such Liabilities and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to such provisions. In the event any such liability is discharged by the Transferor Company prior to the Appointed Date such discharge shall be deemed to be for and on account of the Transferee Company upon the coming into effect of the Scheme. (iv) Encumbrances (as defined in the Scheme) in respect of the concerned Liabilities of the Transferor Company shall without any further act, instrument or deed, be modified and shall be extended to and shall operate only over the assets comprised in Defense Undertaking which have been Encumbered in respect of the said Liabilities of the Transferor Company as transferred to the Transferee Company pursuant to the Scheme. Provided that if any of the assets comprised in the Defense Undertaking, which are being transferred to the Transferee Company pursuant to the Scheme, have not been Encumbered, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. Subject to the aforesaid, all the assets in respect of the Defense Undertaking shall be transferred free from any and all Encumbrances. (v) all Employees (as defined in the Scheme) shall become the employees of the Transferee Company, on terms and conditions not less favourable than those on which they are engaged by the Transferor Company and without any interruption of or break in service as a result of the transfer of the Defense Undertaking from the Transferor Company pursuant to the Scheme. For the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such Employees with the Transferor Company and such benefits to which the Employees are entitled shall also be taken into account, and paid (as and when payable) by the Transferee Company. (vi) all Contracts (as defined in the Scheme), deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, in respect of the Defense Undertaking, to which the Transferor Company is a party or to the benefit of which the Defense Undertaking may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company concerned, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder. E. Clauses 11, 12, 13 and 14 of the Scheme provide for the manner and mode of issuance of the Consideration (as defined in the Scheme) as may be adjusted (increased or decreased) in accordance with the terms of the Scheme and the potential Earn-Out Consideration payable in accordance with the terms of the Scheme, upon the Scheme becoming effective. F. The Scheme provides that upon the coming into effect of the Scheme, all suits, actions, legal and tax proceedings (including before any statutory or quasi-judicial authority or tribunal) under any statute by or against the Transferor Company in respect of the Defense Undertaking pertaining to the period prior to the Effective Date shall be continued and enforced by or against the Transferor Company in all respects for which the Transferee Company shall provide all reasonable support as required and/or requested for at the cost of the Transferor Company. G. The Scheme further provides that subject to the provisions in relation to conduct of business of the Defense Undertaking during the Implementation Period (as defined in the Scheme), all profits and income accruing or arising to the Defense Undertaking and losses and expenditure arising or incurred by them (including taxes, if any, accruing or paid in relation to any profits or income) for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case may be, of the Transferee Company. All taxes (including, without limitation, income tax, Goods and Services tax, Customs duty, sales tax, service tax, VAT, Entry tax, Cesses etc.) paid or payable by the Transferor Company in respect of

TATA MOTORS

the operations and/or the profits of the Defense Undertaking before the Appointed Date, shall be on account of the Transferor Company.

H. The Scheme further provides that during the Implementation Period, the Transferor Company shall carry on the business of the Defense Undertaking in the Ordinary Course of Business (*as defined in the Scheme*). Without prejudice to the aforesaid, during the Implementation Period, the Transferor Company shall not, without the prior written consent of the Transferee Company, which consent shall not be unreasonably withheld:

(a) incur, in respect of the business of the Defense Undertaking, any:

(i) capital expenditure (including expenditure pertaining to advance development projects) or commitment in excess of INR 2,00,00,000 (Indian Rupees Two Crore) in the aggregate; and/ or

(ii) borrowings in respect of the Defense Undertaking;

(b) enter into any agreement in relation to the transfer or licensing of technology pertaining to the Business IP;

(c) enter into or terminate any supply contracts and/or customer contracts which relate, in part or in full, to the Defense Undertaking, or the submission of any bids in relation thereto, which has a value in excess of INR 3,00,00,000 (Indian Rupees Three Crore);

(d) appoint any new dealers or selling agents relating to the Defense Undertaking;

(e) change or modify the organizational structure of the Defense Undertaking as existing on the Commencement Date (*as defined in the Scheme*);

(f) sell, transfer, assign, mortgage, pledge, hypothecate, grant any security interest in, subject to any other Encumbrance, or otherwise dispose of, any assets pertaining to the Defense Undertaking; and

(g) take, or commit to take, any action that would result in the occurrence of any of the foregoing.

I. a) The effectiveness of the Scheme is conditional upon and subject to:

(i) receipt of the observation letter or the no-objection letter from the Stock Exchanges in respect of the Scheme, pursuant to Regulation 11, 37 and 94 of the SEBI Listing Regulations read with the Securities and Exchange Board of India Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 as amended from time to time ("**SEBI Circular**");

(ii) receipt of approval from the Competition Commission of India ("**CCI**") for the Scheme in a form and substance reasonably satisfactory to the Transferor Company and the Transferee Company or on the expiry of any statutory time period pursuant to which such approval is deemed to have been granted;

(iii) the Scheme being approved by the respective requisite majorities of the various classes of shareholders and/or creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act;

(iv) the public shareholders of the Transferor Company having approved the Scheme contemplated herein by way of e-voting, pursuant to, and in accordance with the SEBI Circular. The Scheme shall be acted upon only if the number of votes cast by the public shareholders of the Transferor Company in favor of the Scheme are more than the number of votes cast by the public shareholders of the Transferor Company against it as required in terms of the SEBI Circular;

(v) receipt of the NCLT order approving the Scheme;

(vi) the certified copies of the NCLT order approving the Scheme being filed with the Registrar of Companies;

(vii) receipt of approvals of third parties, where required, and registering with the Governmental Authority including but not limited to (a) the Ministry of Defence and Technical Land Manager (Land Systems); (b) Department of Industrial Policy and Promotion, Ministry of Commerce and Industry; (c) Controllerate of Quality Assurances (Vehicles); (d) Automotive Research Association of India; (e) Vehicles and Research Development Establishment;

(viii) The Transferee Company shall have duly registered itself as a "seller" on the Government e-Marketplace platform;

(ix) The Transferor Company and the Transferee Company having entered into a leave and license agreement in respect of the Licensed Properties (*as defined in the Scheme*); and

(x) The Transferor Company and the Transferee Company having entered into a binding agreement, with effect from the Effective Date, setting out the terms and conditions for the supply by the Transferor Company to the Transferee Company of the requisite vehicle, kits, aggregates, parts, components and services for incorporating into various products and services of the Transferee Company for the end use by the defense customers.

(b) In the event of any of the approvals or conditions enumerated in (a) above are not obtained or complied within 1 (one) year from the Commencement Date or such other date as the Board of Directors of the Transferor Company and the Transferee Company may agree in writing*, or if for any other reason, this Scheme cannot be implemented, then the Board of Directors of the Transferee Company may waive the conditions set out in (a)(vii), (a)(viii) and/or (a)(ix) to the extent permitted under Applicable Laws. In the event the condition set out in (a) is not satisfied or waived in accordance with this (b), the Scheme shall become null and void, and in that event, no rights and liabilities shall accrue to or be incurred between the Transferor Company and the Transferee Company or their shareholders or creditors or employees or any other person.

(c) On the approval of this Scheme by the shareholders of the Transferor Company and the Transferee Company such shareholders shall also be deemed to have resolved and accorded all relevant consents under the Act or otherwise to the same extent applicable in relation to the slump sale set out in this Scheme, related matters and this Scheme itself.

* The Board of Directors of the Transferor Company and the Transferee Company have, at their meetings held on May 20, 2019 and May 9, 2019 respectively approved extension of date for completion of the "Conditions Precedent" mentioned in Clause 21(a) of the Scheme to July 26, 2020.

Note: The above are only the salient features of the Scheme. Members are requested to read the entire text of the Scheme annexed hereto to get fully acquainted with the provisions thereof.

10. The shareholding of the present directors and key managerial personnel ("**KMPs**") of the Transferor Company, either individually or jointly as a first holder or as a nominee, in the Company and the Transferee Company as on March 31, 2019 is as under:

Name of the Directors and Key Managerial Personnel of the Transferor Company	**No. of Shares held in the Transferor Company of face value ₹2/- each (Ordinary Shares unless explicitly stated as AOS for 'A' Ordinary Shares)**	**No. of Shares held in the Transferee Company of face value of ₹10/- each**
Mr Natarajan Chandrasekaran *Non-Executive Chairman*	Nil	Nil
Mr Nasser Munjee *Non-Executive, Independent Director*	Nil	Nil

TATA

Name of the Directors and Key Managerial Personnel of the Transferor Company	No. of Shares held in the Transferor Company of face value ₹2/- each (Ordinary Shares unless explicitly stated as AOS for 'A' Ordinary Shares)	No. of Shares held in the Transferee Company of face value of ₹10/- each
Mr Vinesh Jairath *Non-Executive, Independent Director*	Nil	Nil
Mr Falguni Nayar *Non-Executive, Independent Director*	Nil	Nil
Dr Ralf Speth *Non-Executive Director*	Nil	Nil
Mr Om Prakash Bhatt *Non-Executive, Independent Director*	Nil	Nil
Ms Hanne Sorensen *Non-Executive, Independent Director*	Nil	Nil
Mr Guenter Butschek *Chief Executive Officer and Managing Director*	Nil	Nil
Mr Satish B Borwankar *Executive Director and Chief Operating Officer*	500	Nil
Mr P B Balaji *Group Chief Financial Officer*	20,000	Nil
Mr H K Sethna *Company Secretary*	2,953 (AOS) 813	Nil

11. The shareholding of the present Directors and KMPs of the Transferee Company, either individually or jointly as a first holder or as a nominee, in the Transferee Company and Transferor Company as on March 31, 2019 is as under:

Name of the Directors and Key Managerial Personnel of the Transferee Company	No. of Shares held in the Transferor Company of face value ₹2/- each (Ordinary Shares unless explicitly stated as AOS for 'A' Ordinary Shares)	No. of Shares held in the Transferee Company of face value of ₹10/- each
Vijay Singh *Non-Executive Chairman*	Nil	Nil
Banmali Agrawala *Non-Executive Director*	Nil	Nil
Kesava Menon Chandrasekhar *Non-Executive Director*	Nil	Nil
Norman Anil Kumar Browne *Non-Executive Director*	Nil	Nil
Sukaran Singh *Chief Executive Officer & Managing Director*	NIL	1*
Murali Santhana Gopalan *Chief Financial Officer*	200	Nil
Kausik Biswas *Company Secretary*	10	Nil

** holds 1 share jointly with Tata Sons Private Limited.*

12. **Required approvals, documents and disclosures:**

12.1. Valuation Report of M/s. Vora and Associates, Independent Chartered Accountants ("**Valuer**") dated February 13, 2018 deriving the fair value of the Defense Undertaking at ₹209.27 Crore is enclosed herewith as **Annexure B1**. Considering the early stage of operations and limited visibility of future profitability of the defense undertaking, the Net Asset Value was found to be most appropriate and therefore adopted for the valuation of the Defense Undertaking. The letter dated October 10, 2018 of the Valuer giving details in the SEBI required format is enclosed herewith as **Annexure B2**. Annexures B1 and B2 are also available for inspection at the registered office of the Company.

12.2. The commercial structure of consideration under the Scheme had been negotiated between the Transferor Company and the Transferee Company in line with the Enterprise Value of the Defense Undertaking provided by the Valuer as explained below:

The total consideration payable by the Transferee Company to the Transferor Company consists of 2 elements -

- an upfront consideration of ₹100 Crore (to be adjusted for design and development spend and changes in working capital); and
- Earn-Out Consideration at 3% on the future revenue share from the identified set of projects for a period of 15 years. Based on the management estimate of the future revenues of select defence projects, the Present Value is ₹110.69 Crore. Further, it was commercially negotiated between the parties to cap the Earn-out consideration at ₹1750 Crore over 15 years to address the risk and cyclical nature of the defence business.

The sum of the upfront and the Earn-out Consideration is equal to ₹210.69 Crore, which is more than the value of ₹209.27 Crore mentioned in the Valuation Report.

12.3. Fairness Opinion of Kotak Mahindra Capital Company Limited, a Category-I Merchant Banker, dated February 19, 2018 issued to the Transferor Company opining that the proposal for the payment of the above consideration comprising the upfront Consideration and Earn-Out Consideration for the proposed transaction is fair from a financial point of view in terms of the SEBI Circular is enclosed herewith as **Annexure C**. Fairness Opinion dated March 3, 2018 by Edelweiss Financial Services Limited issued to the Transferee Company is available for inspection at the registered office of the Company.

12.4. The Audit Committee of the Transferor Company, at its meetings held on February 2, 2018 approved the proposed transfer of its Defense Undertaking to the Transferee Company from a related party transaction perspective and on May 3, 2018 recommended the Scheme for consideration by the Board of Directors of the Transferor Company.

12.5. The Board of Directors of the Transferor Company, at its meeting held on May 3, 2018, has by a resolution approved the Scheme, subject to approval by the requisite majority of the equity shareholders of the Transferor Company and subject to the sanction of the Hon'ble Tribunal and such other authorities as may be required, as detailed below:

Name of Director	Voting details
Mr Nasser Munjee	Voted in favour
Mr Vinesh Jairath	Voted in favour
Ms Falguni Nayar	Voted in favour
Mr Guenter Butschek	Voted in favour
Mr Satish B Borwankar	Voted in favour
Mr Natarajan Chandrasekaran	Did not participate in view of their attendance at the meeting through video conferencing/being deemed interested
Dr Ralf Speth	
Mr Om Prakash Bhatt	
Ms Hanne Sorensen	

12.6. The Audit Committee of the Transferee Company, at its meeting held on March 29, 2018, has reviewed and recommended the Scheme for consideration by the Board of Directors of the Transferee Company. The Board of Directors of the Transferee Company, at its meeting held on June 25, 2018, has by resolution approved the Scheme, as detailed below:

Name of Director	Voting details
Mr Ramadorai Subramanian*	Voted in favour
Mr Prakash Manjanath Telang*	Voted in favour**
Mr Ashok Sinha*	Voted in favour
Ms Radhika Govind Rajan*	Voted in favour
Mr Sukaran Singh	Voted in favour

** resigned from the directorship of the Transferee Company w.e.f. August 28, 2018*
*** participated via video-conferencing*

12.7. A certificate has been issued by the Statutory Auditors of the Transferor Company and of the Transferee Company respectively, stating that the accounting treatment proposed in the Scheme is in conformity with the accounting standards prescribed under Section 133 of the Act.

12.8. An Implementation Agreement dated July 27, 2018 and a Co-operation Agreement dated July 27, 2018 were entered into between the Transferor Company and the Transferee Company setting out the terms and conditions for transfer of the Defense Undertaking of the Company to the Transferee Company. Given below are some salient features of the Co-operation Agreement: a) TML and TASL agree to exclusively work with each other for servicing orders placed on TASL by the Defence Customers in respect of the Defence Business, considering TML’s specific skill, experience and expertise in the manufacture and after sales servicing of such cab chassis. The Company and TASL shall mutually agree on the terms and conditions for the same, failing which, if TASL wishes to approach a third party for any product or service, in such case, TASL shall provide TML the right to match (“ROFR Right”) the terms and conditions offered by such a third party. In the event the ROFR Right is not exercised by TML, TASL shall have the right to accept the Third Party Offer on terms no less favourable than the offer earlier provided to TML under the ROFR Right. b) TASL shall be TML’s preferred vendor for any product or service that may be required by TML in relation to the Defense Business undertaken by TML to the limited extent permitted under the Co-operation Agreement. TASL and TML shall mutually agree on the terms and conditions of such an arrangement on a case to case basis. c) In the event a contract is awarded to TML pursuant to the FICV Program or any contract or bid proposed to be assigned in favour of TASL pursuant to the Scheme or as a condition precedent to the Scheme, is not permitted to be assigned by any party whose approval is required :  TML shall undertake all actions reasonably required to enable TASL to participate in such contracts to the maximum extent that TASL is willing to undertake, including in the capacity of a tier-1 supplier or subcontractor to TML and  TASL shall provide all required products and/or services on terms and conditions mutually agreed between the Parties to enable TML to perform its obligations under the respective contracts. d) In relation to future business opportunities pertaining to the Defence Business, TASL shall have the option to respond to and/or provide quotations in consultation with TML. e) Where, due to the eligibility requirements of a future business opportunity, TASL is not in a position to qualify as an eligible bidder for such future business and TML is in a positon to so qualify and is interested to bid for the opportunity, shall consult with TASL and respond to and/or provide a quotation for such business opportunity as agreed between the Parties. To the extent the terms of such business opportunity allows TASL to do so (including by relying upon TML’s credentials), TASL shall participate in such business opportunity as TML’s consortium partner and TML shall ensure that, to the maximum extent permissible, TML sub-contracts work under such business opportunity to TASL on terms and conditions mutually agreed between the Parties. The parties may choose to include other third parties as its consortium partners. 12.9. Pursuant to the SEBI Circular read with Regulation 37 of the SEBI Listing Regulations, the Transferor Company had applied to BSE and NSE for their “observation letter”/“No-objection letter” to file the Scheme with NCLT for sanction. BSE and NSE vide their letters dated January 16, 2019 had respectively given their “No-objection” letters to file the Scheme with NCLT. Copies of the said letters are enclosed herewith as Annexure D and E respectively. 12.10. The Scheme alongwith related documents was hosted on the website of the Company, BSE and NSE and was open for complaints/ comments. The Company did not receive any complaint/comment and accordingly a ‘Nil’ Complaint Report was filed with BSE on October 5, 2018 and with NSE on November 9, 2018 and November 14, 2018. Copies of the reports dated October 5, 2018 filed with BSE is enclosed herewith as Annexure F and those filed with NSE are enclosed herewith as Annexures G1 and G2 respectively. Further, as on the date of filing the Company Scheme Application, the Company has not received any complaints. 12.11. CCI has, vide its order dated September 26, 2018 has inter alia approved the acquisition of the Defense Undertaking of the Transferor Company by the Transferee Company in accordance with the Scheme. 12.12. Report adopted by the Board of Directors of the Transferor Company and the Transferee Company, at their respective meetings held on May 3, 2018 and June 25, 2018, pursuant to the provisions of Section 232(2)(c) of the Act explaining the effect of Scheme on each class of shareholders, key managerial personnel, promoters and non-promoter shareholders and specifying any special valuation difficulties is enclosed herewith as Annexures H1 and H2 respectively. The Scheme does not contemplate any allotment of shares of the Transferor Company or the Transferee Company or any share exchange ratio. 12.13. The Information pertaining to the Transferee Company in the format specified for abridged prospectus as provided in Part E of Schedule VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 is enclosed herewith as Annexure I. 12.14. A copy of the Scheme has been filed by the Transferor Company with the Registrar of Companies, Maharashtra on June 20, 2019. 12.15. The Scheme does not involve any capital or debt restructuring and therefore the requirement to disclose details of capital or debt restructuring is not applicable. 12.16. The Scheme is conditional and subject to necessary sanctions and approvals as set out in clause 21 of the Scheme. 13. Pre and post scheme (expected) capital structure and shareholding pattern of the Transferor Company and the Transferee Company disclosed pursuant to SEBI Circular: The Scheme contemplates the transfer of the Defense Undertaking of the Transferor Company to the Transferee Company on a slump sale basis. As there is no issue of shares of the Transferor Company and the Transferee Company contemplated in the Scheme, there would be no change in the capital structure and the shareholding pattern of the Transferor Company and the Transferee Company solely pursuant to the Scheme coming into effect. The detailed capital structure and the shareholding pattern of the Transferor Company and the Transferee Company can be referred to at clause no. 5.4, 5.6, 6.4 and 6.6 respectively. 14. Documents available for inspection: The following documents shall be available for obtaining extract from or for making copies of or for inspection by the members at the registered office of the Company on all working days, between Monday to Friday except public holidays, between 10:00 a.m. (IST) to 1:00 p.m. (IST) up to the date of the meeting and also at the venue during the meeting: a. Copies of Orders dated May 6, 2019 and June 3, 2019 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, in Company Scheme Application No. 398 of 2019, directing inter alia the calling, convening and conducting of the meeting of equity shareholders of the Company; b. Memorandum and Articles of Association of the Transferor Company and the Transferee Company; c. Audited standalone and consolidated Financial Statements of the Transferor Company and the Transferee Company for the financial year ended March 31, 2019; d. Copy of the Scheme of Arrangement between the Transferor Company and the Transferee Company and their respective shareholders and creditors;

12.8. An Implementation Agreement dated July 27, 2018 and a Co-operation Agreement dated July 27, 2018 were entered into between the Transferor Company and the Transferee Company setting out the terms and conditions for transfer of the Defense Undertaking of the Company to the Transferee Company. Given below are some salient features of the Co-operation Agreement: a) TML and TASL agree to exclusively work with each other for servicing orders placed on TASL by the Defence Customers in respect of the Defence Business, considering TML’s specific skill, experience and expertise in the manufacture and after sales servicing of such cab chassis. The Company and TASL shall mutually agree on the terms and conditions for the same, failing which, if TASL wishes to approach a third party for any product or service, in such case, TASL shall provide TML the right to match (“ROFR Right”) the terms and conditions offered by such a third party. In the event the ROFR Right is not exercised by TML, TASL shall have the right to accept the Third Party Offer on terms no less favourable than the offer earlier provided to TML under the ROFR Right. b) TASL shall be TML’s preferred vendor for any product or service that may be required by TML in relation to the Defense Business undertaken by TML to the limited extent permitted under the Co-operation Agreement. TASL and TML shall mutually agree on the terms and conditions of such an arrangement on a case to case basis. c) In the event a contract is awarded to TML pursuant to the FICV Program or any contract or bid proposed to be assigned in favour of TASL pursuant to the Scheme or as a condition precedent to the Scheme, is not permitted to be assigned by any party whose approval is required :  TML shall undertake all actions reasonably required to enable TASL to participate in such contracts to the maximum extent that TASL is willing to undertake, including in the capacity of a tier-1 supplier or subcontractor to TML and  TASL shall provide all required products and/or services on terms and conditions mutually agreed between the Parties to enable TML to perform its obligations under the respective contracts. d) In relation to future business opportunities pertaining to the Defence Business, TASL shall have the option to respond to and/or provide quotations in consultation with TML. e) Where, due to the eligibility requirements of a future business opportunity, TASL is not in a position to qualify as an eligible bidder for such future business and TML is in a positon to so qualify and is interested to bid for the opportunity, shall consult with TASL and respond to and/or provide a quotation for such business opportunity as agreed between the Parties. To the extent the terms of such business opportunity allows TASL to do so (including by relying upon TML’s credentials), TASL shall participate in such business opportunity as TML’s consortium partner and TML shall ensure that, to the maximum extent permissible, TML sub-contracts work under such business opportunity to TASL on terms and conditions mutually agreed between the Parties. The parties may choose to include other third parties as its consortium partners. 12.9. Pursuant to the SEBI Circular read with Regulation 37 of the SEBI Listing Regulations, the Transferor Company had applied to BSE and NSE for their “observation letter”/“No-objection letter” to file the Scheme with NCLT for sanction. BSE and NSE vide their letters dated January 16, 2019 had respectively given their “No-objection” letters to file the Scheme with NCLT. Copies of the said letters are enclosed herewith as Annexure D and E respectively. 12.10. The Scheme alongwith related documents was hosted on the website of the Company, BSE and NSE and was open for complaints/ comments. The Company did not receive any complaint/comment and accordingly a ‘Nil’ Complaint Report was filed with BSE on October 5, 2018 and with NSE on November 9, 2018 and November 14, 2018. Copies of the reports dated October 5, 2018 filed with BSE is enclosed herewith as Annexure F and those filed with NSE are enclosed herewith as Annexures G1 and G2 respectively. Further, as on the date of filing the Company Scheme Application, the Company has not received any complaints. 12.11. CCI has, vide its order dated September 26, 2018 has inter alia approved the acquisition of the Defense Undertaking of the Transferor Company by the Transferee Company in accordance with the Scheme. 12.12. Report adopted by the Board of Directors of the Transferor Company and the Transferee Company, at their respective meetings held on May 3, 2018 and June 25, 2018, pursuant to the provisions of Section 232(2)(c) of the Act explaining the effect of Scheme on each class of shareholders, key managerial personnel, promoters and non-promoter shareholders and specifying any special valuation difficulties is enclosed herewith as Annexures H1 and H2 respectively. The Scheme does not contemplate any allotment of shares of the Transferor Company or the Transferee Company or any share exchange ratio. 12.13. The Information pertaining to the Transferee Company in the format specified for abridged prospectus as provided in Part E of Schedule VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 is enclosed herewith as Annexure I. 12.14. A copy of the Scheme has been filed by the Transferor Company with the Registrar of Companies, Maharashtra on June 20, 2019. 12.15. The Scheme does not involve any capital or debt restructuring and therefore the requirement to disclose details of capital or debt restructuring is not applicable. 12.16. The Scheme is conditional and subject to necessary sanctions and approvals as set out in clause 21 of the Scheme. 13. Pre and post scheme (expected) capital structure and shareholding pattern of the Transferor Company and the Transferee Company disclosed pursuant to SEBI Circular: The Scheme contemplates the transfer of the Defense Undertaking of the Transferor Company to the Transferee Company on a slump sale basis. As there is no issue of shares of the Transferor Company and the Transferee Company contemplated in the Scheme, there would be no change in the capital structure and the shareholding pattern of the Transferor Company and the Transferee Company solely pursuant to the Scheme coming into effect. The detailed capital structure and the shareholding pattern of the Transferor Company and the Transferee Company can be referred to at clause no. 5.4, 5.6, 6.4 and 6.6 respectively. 14. Documents available for inspection: The following documents shall be available for obtaining extract from or for making copies of or for inspection by the members at the registered office of the Company on all working days, between Monday to Friday except public holidays, between 10:00 a.m. (IST) to 1:00 p.m. (IST) up to the date of the meeting and also at the venue during the meeting: a. Copies of Orders dated May 6, 2019 and June 3, 2019 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, in Company Scheme Application No. 398 of 2019, directing inter alia the calling, convening and conducting of the meeting of equity shareholders of the Company; b. Memorandum and Articles of Association of the Transferor Company and the Transferee Company; c. Audited standalone and consolidated Financial Statements of the Transferor Company and the Transferee Company for the financial year ended March 31, 2019; d. Copy of the Scheme of Arrangement between the Transferor Company and the Transferee Company and their respective shareholders and creditors;

Route Map for the venue of the meeting Time from Churchgate Station - 8 min.Time from Chhatrapati Shivaji Terminus -16 min.Time from Marine Lines Station - 11 min. VENUE BIRLA MATUSHRI SABHAGARI19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

SCHEME OF ARRANGEMENT UNDER SECTIONS 230 TO 232 OF THE COMPANIES ACT, 2013 BETWEEN TATA MOTORS LIMITED … Transferor Company AND TATA ADVANCED SYSTEMS LIMITED … Transferee Company AND THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS A. INTRODUCTION 1. TATA MOTORS LIMITED, a public limited company incorporated under the laws of India and having its registered office at Bombay House, 24, Homi Mody Street, Fort, Mumbai - 400001 and listed on the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”) (“Transferor Company”). The Transferor Company is, inter alia, engaged in the business of design, development and manufacturing of a wide range of commercial, passenger and defense vehicles and parts thereof for sale within India and abroad. 2. TATA ADVANCED SYSTEMS LIMITED, a public limited company incorporated under the laws of India and having its registered office at Hardware Park, Plot no. 21, Sy No. 1/1, Imarat Kancha, Raviryala village, Maheshwaram Mandal, Hyderabad - 501218 (“Transferee Company”). The Transferee Company is engaged in the business of production and assembly of systems, sub-systems and solutions used in the aerospace and defense industry. 3. This Scheme of Arrangement between the Transferor Company and the Transferee Company (“Scheme”) provides for the transfer of the Defense Undertaking (as defined below) of the Transferor Company to the Transferee Company, as a going concern on a slump sale basis (as defined under Section 2(42C) of the Income Tax Act, 1961), for a consideration amount payable by the Transferee Company to the Transferor Company pursuant to the terms of this Scheme, with effect from the Appointed Date (as defined below) pursuant to Sections 230 to 232 and other relevant provisions of the Act (as defined below), and various other matters consequential to or otherwise connected with the above in the manner provided for in this Scheme. B. RATIONALE AND PURPOSES OF THE SCHEME 1. The transfer of the Defense Undertaking (as defined below) of the Transferor Company to the Transferee Company, pursuant to this Scheme, would inter alia result in the following benefits: i. In case of the Transferor Company:  Monetising the value of the investment made in the design and development of the various products for defence customers by the Transferor Company through the transfer of its Defense Undertaking (as defined below); and  Leverage the scale and competitive advantages of a larger unified entity which provides various products and services as part of the defence supply chain, and participate in the future growth opportunities in defence business through the Earn Out Consideration (as defined below) and as a vendor to the Transferee Company. ii. In case of the Transferee Company:  Facilitate focused investments, better capital allocation and assist in the scaling up of operations;  Ability to execute larger and more complex projects across air systems, land systems, control weapon systems; and  Achieve cost synergies. 2. The Scheme also provides for various other matters consequential or otherwise integrally connected herewith. 3. The Scheme will not in any manner be prejudicial to the interests of the concerned shareholders and creditors or the general public at large. C. PARTS OF THE SCHEME This Scheme is divided into the following parts: (a) Part I, which deals with the definitions and interpretations; (b) Part II, which deals with the transfer of the Defense Undertaking of the Transferor Company to the Transferee Company; and (c) Part III, which deals with the general terms and conditions applicable to this Scheme. PART I - GENERAL 1. DEFINITIONS AND INTERPRETATION (a) In this Scheme, unless the context or meaning otherwise requires (i) terms defined in the introductory paragraphs and recitals shall have the same meanings throughout this Scheme and (ii) the following words and expressions, wherever used (including in the recitals and the introductory paragraphs above), shall have the following meanings: “Accounts Receivable” means the accounts receivable/ trade receivables pertaining to the Defense Undertaking as of the Appointed Date that are transferred to the Transferee Company by the Transferor Company in accordance with the Scheme; “Act” means the Companies Act, 2013 and any rules, regulations, circulars or guidelines issued thereunder, as amended from time to time and shall, include any statutory replacement or re-enactment thereof, if the context so requires and as may be applicable; “Applicable Law” or “Law” means any applicable statute, law, regulation, ordinance, rule, judgment, order, decree, clearance, bye-law, approval from the concerned authority, directive, guideline, press note, policy, requirement, or other governmental restriction or any similar form of decision, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority in effect in the Republic of India, whether as of the Commencement Date or thereafter; “Appointed Date” means the Effective Date; “Board of Directors” or “Board” in relation to the Transferor Company and Transferee Company, as the case may be, means the board of directors of such company, and shall include a committee or any other delegate duly authorised for the purposes of the matters pertaining to this Scheme and/or any other matter relating thereto; “BSE” means BSE Limited; “Business Day” means any day other than a Saturday, Sunday or public holiday, on which banks are generally open for business in Mumbai and Hyderabad; “Business IP” means the Intellectual Property in respect of models listed in Annexure 2, but does not include the Intellectual Property for: (a) the aggregates, parts, components of the Transferor Company used for the models specified in Annexure 2; and (b) the models listed in Part A of Annexure 12; “Chinchwad Premises” means the shed located in the Transferor Company’s Chinchwad factory premises located at Chinchwad, Maharashtra as delineated in red in the plan set out at Part B of Annexure 3; “Commencement Date” means July 27, 2018; “Consideration” means a sum of INR 100,00,00,000 (Indian Rupees One Hundred Crore) as adjusted in accordance with Clause 12 and/ or Clause 13; “Contracts” means all existing / valid contracts (including without limitation any service contracts, consultant contracts, contracts with vendors and suppliers), deeds, bonds, agreements, schemes, arrangements, bids, purchase orders, memoranda of understanding and other commitments, whether written or unwritten, entered into by or on behalf of, or the benefit of which is held in trust for or has been assigned to, the Transferor Company as on the Appointed Date, each of which belongs to, is utilised in or for the benefit of, or pertains to the Defense Undertaking, but does not include the Excluded Contracts; “Current Assets” means accounts receivable, unbilled revenue, stores, stock inventory, prepaid expenses, cash and cash equivalents, trade debtors, deposits with public bodies, suppliers, security deposits, earnest monies, bills and other securities, loans and advances provided by the Transferor Company and any similar item (including any balance with Governmental Authority), or any such assets relating, or assigned to the Transferor Company that are customarily called current assets under the applicable Indian accounting standards, each of which on the Appointed Date, belongs to, is utilised in or for the benefit of or pertains to the Defense Undertaking, and includes the (a) assets detailed in Annexure 11 as of the Commencement Date; and (b) assets falling under the line items of current assets listed in Part B of Annexure 10 as of the Appointed Date; “Current Liabilities” means the provisions in the books of the Transferor Company, trade payables, advances received, employee liabilities (excluding unfunded liabilities for compensated absences and gratuity), or any such liabilities relating, or assigned to the Transferor Company that are customarily called current liabilities under the applicable Indian accounting standards (but excluding all debt and debt like items such as current portion of long term debt), each of which on the Appointed Date, belongs or pertains to the Defense Undertaking and includes the liabilities falling under the line items of current liabilities listed in Part B of Annexure 10 as of the Appointed Date; “Declared Closing Design and Development Spend” has the meaning ascribed to it in Clause 12(a)(i); “Declared Closing Working Capital” has the meaning ascribed to it in Clause 12(a)(ii); “Defense Undertaking” means the business of the Transferor Company as a going concern as on the Appointed Date, pertaining to the manufacture and/or sale of products and/or services that are designed, used, developed or modified for (i) all departments and/ or entities under the Ministry of Defence, Government of India, including, without limitation, the armed forces under the administrative control of the Ministry of Defence, Government of India; (ii) all departments and/ or entities under the Ministry of Home Affairs, Government of India or an equivalent department of any State Government in India; (iii) United Nations peacekeeping agencies; and/or (iv) all equivalent departments, entities, military and/ or governmental agencies, outside India engaged in internal and external security of those countries, and shall include: (a) the Moveable Assets; (b) the Current Assets; (c) the Licenses; (d) the Business IP; (e) the Licensed Properties; (f) the Contracts; (g) the Employees; (h) the Liabilities; (i) the Records; and (j) any tax related assets (including but not limited to Goods and Services Tax credits, CENVAT credits, VAT / Sales tax credits, works contract TDS credits, credits of education cess and secondary and higher education cess, entry tax credits, tax refunds etc.); but shall exclude the Excluded Liabilities and Excluded Contracts. Explanation: (i) In case of any question that may arise as to whether a specific asset or liability or employee pertains or does not pertain to the Defense Undertaking or whether it arises out of the activities or operations of the Defense Undertaking such question shall be decided by mutual agreement between the Boards of Directors of the Transferor Company and the Transferee Company; (ii) In respect of models/ products listed in Part A of Annexure 12, only the right to sell (and not to manufacture) shall be included as part of the Defense Undertaking; (iii) In respect of models/ products listed in Part B of Annexure 12, the right to sell and/ or manufacture shall be included as part of the Defense Undertaking. “Design and Development Spend” means the net expenditure incurred for design and development by the Transferor Company with respect to the Defence Undertaking under the applicable Indian accounting standards and includes the line items listed in Part A of Annexure 10; “Earn-Out Consideration” shall have the meaning assigned to it in Clause 14; “Effective Date” means the date falling 5 (five) Business Days after the last of the dates on which all the conditions and matters referred to in Clause 21 occur or have been fulfilled or waived in accordance with this Scheme. References in this Scheme to the date of ‘coming into effect of this Scheme’ or the ‘effectiveness of this Scheme’ or the ‘Scheme coming into effect’ shall mean the Effective Date; “Employees” means persons who, as at the Appointed Date, are employed and/or predominantly engaged in the business of the Defense Undertaking, and includes those listed in Annexure 4; “Encumbrance” means (a) any interest or equity of any Person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge (whether fixed or floating), claim, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above, or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under Applicable Law; or (b) any voting agreement, option, right of first offer, refusal or any transfer restriction (including nondisposal undertaking with an attached power of attorney which entitles the holder thereof to sell the relevant asset), in favour of any Person; “Earn-Out Consideration” shall have the meaning assigned to it in Clause 14; “Excluded Contracts” means any contracts, agreements, purchase orders and other commitments executed pursuant to the Invitation for Expression of Interest for Project FICV issued on July 16, 2015 by the Directorate General Mechanized Forces, Integrated Headquarters, Ministry of Defence (Army).; “Excluded Liabilities” means (i) all the liabilities of the Transferor Company that do not pertain to the Defense Undertaking, and (ii) all liabilities relating to the litigations or claims pertaining to the Defense Undertaking, whether present or future, which are attributable to the period prior to the Appointed Date; “Funds” shall have the meaning assigned to it in Clause 7(c); “Governmental Authority” means any authority or body exercising executive, legislative, judicial, regulatory, statutory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of India or any political subdivision thereof, or of any other jurisdiction relevant to the transactions contemplated under this Scheme, any court, tribunal or arbitrator and any securities exchange or body or authority regulating such securities exchange; “Implementation Period” means the period intervening the Commencement Date and the Effective Date; “INR” or “Rupees” means the lawful currency of Republic of India; “Intellectual Property” includes drawings for assembly or integration, designs pertaining to the integration and/or assembly of the vehicles, computer aided designs, process sheets, bill of materials, details of all the variants of the vehicles, the quality assurance process, automated test procedure, QTP, trade mark, patents, specifications, integration design for all bought out items, in each case whether registered or unregistered;

“Jamshedpur Premises” means all that piece and parcel of land admeasuring total area of 8000 sq.mts. out of which Shed Area 2400 sq.mtrs. situated within Ward No. 14 mouza Kalimati portion of khata No.1.old plot No. 2863 & 2878 (P) bounded and butted by: North: Assembly shop Tata Hitachi, South: Boundary wall of Tata Motors Limited, East: MRS Station I, Tata Motors Limited, West: Public Road, then Jemco, as delineated in red in the plan set out at Part A of Annexure 3; “Liabilities” means all debts and liabilities in relation to the Defense Undertaking, if any, including all secured and unsecured debts (in whatsoever currency), liabilities (including current and contingent liabilities), outstanding loans, duties and obligations in relation to the Defense Undertaking of every kind, nature and description whatsoever, and howsoever arising, along with any Encumbrance, lien or security thereon and includes those listed in Annexure 9; “Licensed Properties” means collectively, the Chinchwad Premises and the Jamshedpur Premises; “Licenses” means all licenses, authorisations, permissions, approvals, clearances, permits, consents and registrations (by whatever name called) pertaining to the Defense Undertaking including the licenses listed in Annexure 1; “Moveable Assets” means all moveable assets including all Current Assets, properties, resources, facilities, utilities and services which are engaged, deployed, employed or used in and form part of the Defense Undertaking including all equipment, machinery and other moveable property, each of which on the Appointed Date belongs to, is utilised in or for the benefit of or pertains to the Defense Undertaking, and includes those items described in Annexure 6; “NCLT” means (i) the Hon’ble National Company Law Tribunal having its Bench at Mumbai, (ii) the Hon’ble National Company Law Tribunal having its Bench at Hyderabad, and (iii)such other Hon’ble National Company Law Tribunal as may for the time being be having jurisdiction in the matter, or such other tribunal, court, forum or authority as may, for the time being be vested with the powers presently vested in the Hon’ble National Company Law Tribunal under Sections 230 to 232 of the Act; “NSE” means National Stock Exchange of India Limited; “Ordinary Course of Business” means the ordinary course of business: (i) consistent with past practice (but only to the extent consistent with Applicable Law); or (ii) to the extent required to be taken in compliance with statutory obligations or contractual obligations existing as of the Commencement Date; or (iii) entered in accordance with the terms of this Scheme; provided that a series of related transactions which taken together are not in the Ordinary Course of Business shall not be deemed to be in the Ordinary Course of Business; “Other Business” means all the residuary undertakings, businesses, activities, operations, assets and liabilities of the Transferor Company after the transfer of the Defense Undertaking in accordance with this Scheme; “Person”means any individual (including in his capacity as trustee), entity, joint venture, company, corporation, partnership (whether limited or unlimited), proprietorship or other enterprise (whether incorporated or not), Hindu undivided family, trust, union, association of persons, government (central, state or otherwise), or any agency, department, authority or political subdivision thereof, and shall include their respective successors and in case of an individual shall include his/her legal representatives, administrators, executors and heirs and in case of a trust shall include the trustee or the trustees and the beneficiary or beneficiaries from time to time; “Records” means all necessary records, files, papers, engineering and process information, computer programmes, manuals, data, catalogues, quotations, sales and advertising materials, list of present and former customers and suppliers, databases containing market information, vouchers, registers, ledgers, documents and other books and records of, or to the extent pertaining to, the Defense Undertaking, in any media or format including machine readable or electronic media/ format and other records pertaining to the Defense Undertaking, as on the Appointed Date, but excluding the Transferor Company Retained Records; “Reference Working Capital” means an amount of INR 0 (Indian Rupees zero); “Registrar of Companies” means the Registrar of Companies of (i) Maharashtra situated in Mumbai in relation to the Transferor Company; and (ii) Andhra Pradesh and Telangana situated in Hyderabad in relation to the Transferee Company; “Scheme” or “the Scheme” or “this Scheme” or “Scheme of Arrangement” means this Scheme of Arrangement in its present form or as amended or with any modification(s) approved or imposed or directed by the NCLT or any other Governmental Authorities, pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act; “SEBI” means the Securities and Exchange Board of India established under the Securities and Exchange Board of India Act, 1992; “SEBI Circular” means (i) Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017, (ii) Circular No. CFD/DIL3/CIR/2017/26 dated March 23, 2017, (iii) Circular No. CFD/ DIL3/CIR/2017/105 dated September 21, 2017, (iv) Circular No. CFD/DIL3/CIR/2018/2 dated January 3, 2018, issued by SEBI or any other circulars issued by SEBI applicable to schemes of arrangement from time to time; “SEBI (LODR) Regulations” means the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 including all circulars and notifications issued thereunder, as amended from time to time; “Stock Exchange” means collectively, the BSE and the NSE; “Transferor Company Retained Records” means the original form of all records, files, papers, documents and other books and records to the extent: (i) pertaining to the accounting, tax or regulatory affairs of the Defense Undertaking; and (ii) required to be kept in the control of the Transferor Company pursuant to the provisions of any Applicable Law, in any media or format including machine readable or electronic media/ format; as on the Appointed Date; “Verified Closing Design and Development Spend” means the Design and Development Spend verified by the Transferee Company in accordance with the process set out under Annexure 5; “Verified Closing Working Capital” means the Working Capital verified by the Transferee Company in accordance with the process set out under Annexure 5; and “Working Capital” means Current Assets (not including the Accounts Receivables) less Current Liabilities. (b) All terms used but not defined in this Scheme shall, unless contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act or any statutory modification or re-enactment thereof for the time being in force or any legislation which replaces the Act. (c) References to clauses and recitals, unless otherwise provided, are to clauses and recitals of and to this Scheme. (d) Headings, subheadings, titles, subtitles to clauses, sub-clauses, sections and paragraphs are for information only and shall not form part of the operative provisions of this Scheme or the schedules hereto and shall be ignored in construing the same. (e) All references in this Scheme to statutory provisions shall be construed as meaning and including references to: (i) any statutory modification, consolidation or re-enactment made after the date of approval of this Scheme by the Board of Directors of the Transferor Company and the Transferee Company and for the time being in force;

(ii) all subordinate legislation made from time to time under that provision (whether or not amended, modified, re-enacted or consolidated); (iii) all statutory instruments or orders made pursuant to a statutory provision; and (iv) any statutory provisions of which these statutory provisions are a consolidation, re-enactment or modification. (f) Unless the context otherwise requires: (i) the singular shall include the plural and vice versa, and references to one gender include all genders. (ii) references to a person include any individual, firm, body corporate (whether incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representatives body (whether or not having separate legal personality). (g) Reference to days, months and years are to calendar days, calendar months and calendar years, respectively. (h) Any reference to “writing” shall include printing, typing, lithography and other means of reproducing words in visible form. (i) The words “include” and “including” are to be construed without limitation. (j) Where a wider construction is possible, the words “other” and “otherwise" shall not be construed ejusdem generis with any foregoing words. (k) any reference to a “waiver” or “mutually agreed” or “mutual agreement” between the Transferor Company and the Transferee Company shall mean a waiver in writing or a mutual agreement in writing, as the case may be. PART II - SLUMP SALE Section 1 - Transfer 2. Upon the coming into effect of this Scheme and with effect from the Appointed Date, pursuant to the sanction of this Scheme by the NCLT and pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, the Defense Undertaking shall be and stand transferred to and vested in or be deemed to have been vested in the Transferee Company, as a going concern on a slump sale basis, for a consideration amount as set out hereinafter, in accordance with Section 2 (42C) of the Income Tax Act, 1961, without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme. 3. Vesting of Assets (a) Without prejudice to the generality of Clause 2 above, upon the coming into effect of this Scheme and with effect from the Appointed Date, all the Moveable Assets, rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Defense Undertaking of whatsoever nature and where so ever situate shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of Applicable Law, if any, without any further act or deed, be and stand transferred to and vested in the Transferee Company and/or be deemed to be transferred to and vested in the Transferee Company as a going concern on a slump sale basis for the Consideration, in accordance with Section 2 (42C) of the Income Tax Act, 1961, so as to become, as and from the Appointed Date, the estate, assets, properties, rights, claims, title, interest and authorities of the Transferee Company. (b) Without prejudice to the provisions of Clause 3(a) above, in respect of the Moveable Assets and properties of the Defense Undertaking as are movable in nature or incorporeal property or are otherwise capable of vesting or transfer by manual or constructive delivery and/or possession and/or by endorsement and/or delivery, the same shall stand so transferred or vested by the Transferor Company upon the coming into effect of this Scheme, and shall, become the assets and property of the Transferee Company with effect from the Appointed Date pursuant to the provisions of Sections 230 to 232 of the Act, and the title to the assets will be deemed to have been vested accordingly without requiring any deed or instrument of conveyance for the transfer or vesting of the same. (c) The Licensed Properties shall be licensed to the Transferee Company by the Transferor Company in terms of the leave and license agreement that may be agreed between the Transferor Company and the Transferee Company and upon execution of such leave and license agreement, the Transferee Company shall have the right to use and occupy the Licensed Properties in terms of such leave and licence agreement without any further act or deed. (d) In respect of such of the assets and properties belonging to the Transferor Company (other than those referred to in Clause 3(b) and Clause 3(c)) pertaining to the Defense Undertaking including sundry debtors, receivables, bills, credits, outstanding loans and advances and guarantees, if any, whether recoverable in cash or in kind or for value to be received, earnest money and deposits with any government, quasi government, local or other authority or body or with any company or other person, the same shall stand transferred to and vested in the Transferee Company and/or be deemed to have been transferred to and vested in the Transferee Company, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, upon the coming into effect of this Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 230 to 232 of the Act. (e) All the Licenses (including industrial licence no. 18/2015 but excluding industrial licence 13/2004), permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company in respect of the Defense Undertaking and all rights and benefits that have accrued or which may accrue to the Transferor Company in respect of the Defense Undertaking, on the Appointed Date, including income tax benefits and exemptions, shall, under the provisions of Sections 230 to 232 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in and/or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become the licenses, permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions. However, if any such License, permits, registrations, quotas, rights, entitlements, approvals, permissions, consents, no objection certificates, clearances, authorities, powers of attorney, registrations, incentives, tax deferrals, exemptions and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges as referred to above, are for the benefit of or applicable to or govern the operations of the Defense Undertaking as well as the Other Business, then upon the Scheme coming into effect, the same shall be deemed to have been automatically split up without any further act, instrument or deed by the Transferor Company or the Transferee Company so as to appropriately apply to or govern the operations of the Defense Undertaking and the Other Business of the Transferor Company, separately without putting either of them to any disadvantage of whatsoever nature. (f) Without prejudice to the aforesaid, it is clarified that in the event any part of the Defense Undertaking intended to be transferred cannot be transferred to the Transferee Company upon the effectiveness of the Scheme for any reason whatsoever, the Transferor Company and the Transferee Company undertake to take all necessary steps, and execute all necessary documents, to ensure the transfer of such part of the Defense Undertaking thereof to the Transferee Company forthwith without any further consideration. The Transferor Company and the

Transferee Company agree that pending such transfer, the Transferor Company shall hold such part of the Defense Undertaking in trust for the benefit of the Transferee Company, and shall put in place necessary arrangement(s) to allow the Transferee Company to enjoy the benefit of the same without incurring monetary obligations for such actions, till such time as the transfer is effected. 4. Contracts, Deeds etc. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all Contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, in respect of the Defense Undertaking, to which the Transferor Company is a party or to the benefit of which the Defense Undertaking may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company concerned, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder. (b) Without prejudice to the other provisions of this Scheme and notwithstanding that vesting of the Defense Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, after the Effective Date, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed, without causing any additional costs/liabilities to the Transferor Company. 5. Transfer of Liabilities Upon the coming into effect of this Scheme and with effect from the Appointed Date, all Liabilities shall, pursuant to the sanction of this Scheme by the NCLT and under the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company, to the extent they are outstanding or contingent on the Appointed Date so as to become as and from the Effective Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company in respect of the Defense Undertaking, and the Transferee Company shall meet, discharge and satisfy the same and the Transferor Company shall in no event be responsible or liable in relation to any such Liabilities and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause 5. In the event any such liability is discharged by the Transferor Company prior to the Appointed Date such discharge shall be deemed to be for and on account of the Transferee Company upon the coming into effect of the Scheme. 6. Encumbrances (a) Subject to Clause 6(b), all the assets in respect of the Defense Undertaking shall be transferred free from any and all Encumbrances. (b) In so far as the Encumbrances in respect of the Liabilities of the Transferor Company are concerned, such Encumbrances shall without any further act, instrument or deed, be modified and shall be extended to and shall operate only over the assets comprised in Defense Undertaking which have been Encumbered in respect of the said Liabilities of the Transferor Company as transferred to the Transferee Company pursuant to this Scheme. Provided that if any of the assets comprised in the Defense Undertaking, which are being transferred to the Transferee Company pursuant to this Scheme, have not been Encumbered, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. (c) Any reference in any security documents or arrangements in respect of the Defense Undertaking (to which the Transferor Company is a party), shall be construed as a reference to the Transferee Company and the assets and properties of the Defense Undertaking transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/ or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required. (d) Upon the coming into effect of this Scheme, the Transferee Company shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of this Scheme. (e) It is expressly provided that, save as herein provided, no other term or condition of the Liabilities transferred to the Transferee Company is amended by virtue of this Scheme except to the extent that such amendment is required statutorily. (f) The provisions of this Clause 6 shall operate notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings or the terms of sanction or issue or any security document shall stand modified and/or superseded by the foregoing provisions. 7. Employees (a) Upon the coming into effect of this Scheme, all Employees shall become the employees of the Transferee Company, on terms and conditions not less favourable than those on which they are engaged by the Transferor Company and without any interruption of or break in service as a result of the transfer of the Defense Undertaking from the Transferor Company pursuant to this Scheme. For the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such Employees with the Transferor Company and such benefits to which the Employees are entitled shall also be taken into account, and paid (as and when payable) by the Transferee Company. (b) It is clarified that save as expressly provided for in this Scheme, the Employees who become the employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the other employees of the Transferee Company (including the benefits of or under any employee stock option schemes applicable to or covering all or any of the other employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into or deemed to have been entered into by the Transferor Company with any union/ employee of the respective Transferor Company. The Parties agree that the Transferee Company shall not at any point in time, including after the Effective Date, be obligated to provide any stock option to the Employees in respect of the securities of the Transferee Company. However, any stock option in respect of the securities of the Transferor Company, if offered by the Transferor Company to the Employees before the Effective Date, shall be dealt with on or after the Effective Date by the Transferor Company in accordance with the policies framed by the Transferor Company in this regard. (c) Insofar as the provident fund, gratuity fund, superannuation fund, retirement fund and any other funds or benefits created by the Transferor Company for its Employees or to which the Transferor Company is contributing for the benefit of its Employees (collectively referred to as the “Funds”) are concerned, the Funds or such part thereof as relates to the Employees (including the aggregate of all the contributions made to such Funds for the benefit of the Employees, accretions thereto and the investments made by the Funds in relation to the Employees) shall be transferred to the Transferee Company and shall be held for the benefit of the concerned Employees. In the event the Transferee

Company has its own funds in respect of any of the employee benefits referred to above, the Funds shall, subject to the necessary approvals and permissions and at the discretion of the Transferee Company, be merged with the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own funds in respect of any of the above or if deemed appropriate by the Transferee Company, the Transferee Company may, subject to necessary approvals and permissions, maintain the existing funds separately and contribute thereto until such time that the Transferee Company creates its own funds, at which time the Funds and the investments and contributions pertaining to the Employees shall be merged with the funds created by the Transferee Company. (d) In relation to those Employees for whom the Transferor Company is making contributions to the government provident fund or other employee benefit fund, the Transferee Company shall stand substituted for the Transferor Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Employees, such that all the rights, duties, powers and obligations of the Transferor Company as the case may be in relation to such schemes/ Funds shall become those of the Transferee Company. 8. Legal, Taxation and other Proceedings Upon the coming into effect of this Scheme, all suits, actions, legal and tax proceedings (including before any statutory or quasi-judicial authority or tribunal) under any statute by or against the Transferor Company in respect of the Defense Undertaking pertaining to the period prior to the Effective Date shall be continued and enforced by or against the Transferor Company in all respects for which the Transferee Company shall provide all reasonable support as required and/or requested for at cost of the Transferor Company. Section 2 - Conduct of Business 9. Subject to Clause 10, all profits and income accruing or arising to the Defense Undertaking and losses and expenditure arising or incurred by them (including taxes, if any, accruing or paid in relation to any profits or income) for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case may be, of the Transferee Company. All taxes (including, without limitation, income tax, Goods and Services tax, Customs duty, sales tax, service tax, VAT, Entry tax, Cesses etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the Defense Undertaking before the Appointed Date, shall be on account of the Transferor Company. 10. During the Implementation Period, the Transferor Company shall carry on the business of the Defense Undertaking in the Ordinary Course of Business. Without prejudice to the aforesaid, during the Implementation Period, the Transferor Company shall not, without the prior written consent of the Transferee Company, which consent shall not be unreasonably withheld: (a) incur, in respect of the business of the Defense Undertaking, any: (i) capital expenditure (including expenditure pertaining to advance development projects) or commitment in excess of INR 2,00,00,000 (Indian Rupees two crore) in the aggregate; and/ or (ii) borrowings in respect of the Defense Undertaking; (b) enter into any agreement in relation to the transfer or licensing of technology pertaining to the Business IP; (c) enter into or terminate any supply contracts and/or customer contracts which relate, in part or in full, to the Defense Undertaking, or the submission of any bids in relation thereto, which has a value in excess of INR 3,00,00,000 (Indian Rupees three crore); (d) appoint any new dealers or selling agents relating to the Defense Undertaking; (e) change or modify the organizational structure of the Defense Undertaking as existing on the Commencement Date; (f) sell, transfer, assign, mortgage, pledge, hypothecate, grant any security interest in, subject to any other Encumbrance, or otherwise dispose of, any assets pertaining to the Defense Undertaking; and (g) take, or commit to take, any action that would result in the occurrence of any of the foregoing. Section 3: Consideration and Earn-Out Consideration 11. Payment of Consideration Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Defense Undertaking in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, pay and discharge to the Transferor Company, the Consideration within 2 (two) Business Days from the Effective Date in accordance with the terms of this Scheme, subject to further adjustments after the Effective Date, in accordance with Clause 13 of this Scheme. 12. Effective Date Adjustment (a) At least 3 (three) Business Days prior to the Effective Date, the Transferor Company shall provide to the Transferee Company a statement of the following: (i) the estimated Design and Development Spend for the period between January 1, 2018 and the Effective Date, calculated based on the format set out at Part A of Annexure 10 (“Declared Closing Design and Development Spend”); and (ii) the estimated Working Capital as on the Effective Date calculated based on the format set out at Part B of Annexure 10 (“Declared Closing Working Capital”). (b) On the Effective Date: (i) If the: (a) Declared Closing Design and Development Spend is more than 0 (zero); or (b) Declared Closing Working Capital is more than the Reference Working Capital, then in such case the Consideration shall be increased by such a differential amount and the Transferee Company shall pay to the Transferor Company such increased amount in accordance with Clause 11. (ii) If the: (a) Declared Closing Design and Development Spend is less than or equal to 0 (zero); or (b) Declared Closing Working Capital is less than the Reference Working Capital, then in such case the Consideration shall be reduced by such a differential amount and the Transferee Company shall pay to the Transferor Company such reduced amount in accordance with Clause 11. If the Consideration becomes negative after such reduction, the Transferor Company shall pay such negative amount to the Transferee Company. 13. Post Effective Date Adjustment (a) After the Effective Date, the Transferee Company shall have the right to verify the (i) Declared Closing Design and Development Spend; and (ii) Declared Closing Working Capital, provided to it pursuant to Clause 12(a). If the Transferee Company decides to exercise such a right, the process under Annexure 5 shall be followed for making the adjustment contemplated under Clause 13(b) and Clause 13(c). (b) If the: (i) Declared Closing Design and Development Spend is less than the Verified Closing Design and Development Spend; or (ii) Declared Closing Working Capital is less than the Verified Closing Working Capital, then, in each case, the Transferee Company shall pay an amount equal to such difference to the Transferor Company, within 5 (five) Business Days of the date on which the Verified Closing Design and Development Spend and/ or the Verified Closing Working Capital have been determined in accordance with this Scheme.

(c) If the: (i) Declared Closing Design and Development Spend is more than the Verified Closing Design and Development Spend; or (ii) Declared Closing Working Capital is more than the Verified Closing Working Capital, then, in each case, the Transferor Company shall pay an amount equal to such difference to the Transferee Company, within 5 (five) Business Days of the date on which the Verified Closing Design and Development Spend and/ or Verified Closing Working Capital have been determined in accordance with this Scheme. 14. Earn-Out Consideration (a) Subject to Clauses14(b) and 14(c) of this Scheme, in addition to the Consideration, the Transferee Company shall pay to the Transferor Company an amount of 3% (three percent) of the revenue booked by the Transferee Company (excluding applicable goods and service tax) from the projects listed out in Annexure 7. (b) The aggregate amount payable under Clause 14(a) of this Scheme shall not exceed in the aggregate, an amount of INR 1750,00,00,000 (Indian Rupees One Thousand Seven Hundred and Fifty Crores) and be subject to the following additional sub-limits: (i) INR 1000,00,00,000 (Indian Rupees One Thousand Crore) for the projects listed out in Part A of Annexure 8; and (ii) INR 750,00,00,000 (Indian Rupees Seven Hundred And Fifty Crores) for the projects listed out in Part B of Annexure 8. (c) The amount contemplated under Clause 14(a) is payable only till earlier of: (i) the date on which the Transferor Company receives the maximum amounts prescribed under Clause 14(b); or (ii) later of the 15th (fifteenth) year from: (A) April 01, 2019; or (B) Effective Date. (d) The Transferee Company shall pay the amounts contemplated under this Clause 14, if any, to the Transferor Company within 1 (one) month from the end of every quarter, based on the revenue generated by Transferee Company in the preceding quarter from the projects mentioned in Clause 14(a). (e) For the purpose of this Clause 14, the Transferee Company shall only pursue the projects set out at Annexure 7 subject to and in accordance with the directions of the Board of the Transferee Company from time to time. Subject to Clause 14(c), the abandonment or impairment of any project listed in Annexure 7 will not vitiate the right of the Transferor Company to receive the payment under Clause 14(a), in the event the Transferee Company books revenue pertaining to such project(s) at any time after such abandonment or impairment. (f) On and after the Effective Date, any modifications to or developments in relation to the Business IP by the Transferee Company shall not deprive the Transferor Company of payments under Clause 14(a), as long as the models/ projects created by the Transferee Company as a result of such modification of the Business IP are materially the same as the models/ projects set out in Annexure 8. 15. Within 3 (three) months of the Effective Date or such other date as may be agreed between the Transferor and the Transferee Company, the Transferee Company shall replace the guarantees listed in Annexure 13, such that the Transferor Company is discharged of its obligations under such guarantees. During the period referred to in this Clause 15, the Transferor Company shall provide the Transferee Company all reasonable co-operation as may be necessary for the replacement of such guarantees. 16. Accounts Receivable (a) The Transferee Company shall undertake reasonable efforts commensurate with reasonable business practices to realise the Accounts Receivable.    (b) The Transferor and the Transferee Company shall, in consultation with each other, set up a committee to monitor the status of the recovery of the Accounts Receivable within 7 (seven) Business Days of the Effective Date. Such committee shall meet once in a month, in which the respective nominees of the respective Parties shall also exchange status of outstanding Accounts Receivable and reconcile the same. (c) Within 5 (five) Business Days from the end of each month, the Transferee Company shall transfer any Accounts Receivable that are received, to the Transferor Company. The Parties agree that in the event any Accounts Receivable pertaining to the Defense Undertaking is recovered directly by the Transferor Company after the Effective Date, then such amounts shall be deemed to have been transferred by the Transferee Company. PART III - GENERAL TERMS AND CONDITIONS 17. The Other Business and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Transferor Company. 18. The Transferee Company, is not reissuing any shares to the Transferor Company or the shareholders of the transferor company or any third party under the scheme. 19. All legal, taxation or other proceedings by or against the Transferor Company in relation to Other Business shall be continued and enforced, by or against the Transferor Company. 20. Accounting Treatment (i) The Transferor Company shall transfer all assets and liabilities of the Defense Undertaking contemplated to be transferred under this Scheme to the Transferee Company and recognize the corresponding gain/loss, if any, on the difference between the book value and sale consideration less cost to sell in the statement of profit and loss. (ii) The Transferor Company and the Transferee Company shall abide by their applicable accounting standards for giving effect to the transfer and vesting of the Defense Undertaking as contemplated in this Scheme. 21. Conditions Precedent (a) The effectiveness of the Scheme is conditional upon and subject to: (i) receipt of the observation letter or the no-objection letter from the Stock Exchanges in respect of the Scheme, pursuant to Regulation 11, 37 and 94 of the SEBI (LODR) Regulations read with the SEBI Circular; (ii) receipt of approval from the Competition Commission of India for the Scheme in a form and substance reasonably satisfactory to the Transferor Company and the Transferee Company or on the expiry of any statutory time period pursuant to which such approval is deemed to have been granted; (iii) the Scheme being approved by the respective requisite majorities of the various classes of shareholders and/or creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act; (iv) the public shareholders of the Transferor Company having approved the Scheme contemplated herein by way of e-voting, pursuant to, and in accordance with the SEBI Circular. The Scheme shall be acted upon only if the number of votes casted by the public shareholders of the Transferor Company in favor of the Scheme are more than the number of votes casted by the public shareholders of the Transferor Company against it as required in terms of the SEBI Circular; (v) receipt of the NCLT order approving the Scheme; (vi) the certified copies of the NCLT order approving the Scheme being filed with the Registrar of Companies; (vii) receipt of approvals of third parties, where required, and registering with the Governmental Authority including but not limited to (a) the Ministry of Defence and Technical Land Manager (Land Systems); (b) Department of Industrial Policy and Promotion, Ministry of Commerce and Industry; (c) Controllerate of Quality Assurances (Vehicles); (d) Automative Research Association of India; (e) Vehicles and Research Development Establishment;

(viii) The Transferee Company shall have duly registered itself as a “seller” on the Government e-Marketplace platform; (ix) The Transferor Company and the Transferee Company having entered into a leave and license agreement in respect of the Licensed Properties; and (x) The Transferor Company and the Transferee Company having entered into a binding agreement, with effect from the Effective Date, setting out the terms and conditions for the supply by the Transferor Company to the Transferee Company of the requisite vehicle, kits, aggregates, parts, components and services for incorporating into various products and services of the Transferee Company for the end use by the defense customers. (b) In the event of any of the approvals or conditions enumerated in Clause 21(a) are not obtained or complied within 1 (one) year from the Commencement Date or such other date as the Board of Directors of the Transferor Company and the Transferee Company may agree in writing, or if for any other reason, this Scheme cannot be implemented, then the Board of Directors of the Transferee Company may waive the conditions set out in Clause 21(a)(vii), Clause 21(a)(viii) and/or Clause 21(a)(ix) to the extent permitted under Applicable Laws. In the event the condition set out in Clause 21(a) is not satisfied or waived in accordance with this Clause 21(b), the Scheme shall become null and void, and in that event, no rights and liabilities shall accrue to or be incurred between the Transferor Company and the Transferee Company or their shareholders or creditors or employees or any other person. (c) On the approval of this Scheme by the shareholders of the Transferor Company and the Transferee Company such shareholders shall also be deemed to have resolved and accorded all relevant consents under the Act or otherwise to the same extent applicable in relation to the slump sale set out in this Scheme, related matters and this Scheme itself. 22. Applications The Transferor Company and the Transferee Company shall with all reasonable dispatch make application(s) under Sections 230 and 232 and other applicable provisions of the Act to the NCLT for sanctioning this Scheme. Further, the Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors) shall have the authority to undertake all acts and deeds necessary to give effect to this Scheme. 23. Modifications to the Scheme (a) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may, in their full and absolute discretion, assent to any alteration or modification to this Scheme which the respective Boards of Directors of the Transferor Company or the Board of Directors of the Transferee Company, as the case may be, deem fit, or which the NCLT and/or any other Governmental Authority may deem fit to approve or impose. (b) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may give such directions as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to and of the meaning or interpretation of this Scheme or implementation hereof or in any matter whatsoever connected therewith, or to review the position relating to the satisfaction of various conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law). (c) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors) may in any manner at any time, determine jointly whether any asset, liability, employee, legal or other proceedings pertains to the Defense Undertaking or not, on the basis of any evidence that they may deem relevant for this purpose. 24. The Transferee Company shall be entitled, pending the sanction of this Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to operate the Defense Undertaking. 25. Severability If any part and/or provisions of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/or provisions of this Scheme. 26. Upon this Scheme becoming effective, the accounts of the Transferor Company and the Transferee Company (as applicable), as on the Appointed Date, shall be reconstructed in accordance with the terms of this Scheme. 27. The Transferee Company shall be entitled to file/revise its income tax returns, TDS certificates, TDS returns, wealth tax returns and other statutory returns, if required, and shall have the right to claim refunds, advance tax credits, credit of all taxes paid/withheld (whether Indian or foreign), if any, as may be required consequent to implementation of this Scheme. 28. No cause of action No third party claiming to have acted or changed his position in anticipation of this Scheme taking effect, shall get any cause of action against the Transferor Company or the Transferee Company or their directors or officers, if the Scheme does not take effect or is withdrawn, amended or modified for any reason whatsoever. 29. Costs Each of the Transferor Company and the Transferee Company shall pay the fees and costs of any financial or technical advisors, lawyers or accountants engaged by it in relation to the negotiations leading up to the transactions contemplated hereunder and for the preparation, execution and carrying into effect of this Scheme, provided that all costs, charges and expenses relating to stamp duty and registration in respect of the Scheme shall be borne and paid by the Transferee Company .

ANNEXURE 1

LICENSES

PART A

Certificate No.	Date	Authorising Agency
SHL/12/2014-2015/6441/2835	31-Dec-14	Automotive Research Association of India
SHL/12/2014-2015/6441/2833	31-Dec-14	Automotive Research Association of India

PART B

1. Factory license under the Factories Act, 1948 issued by the Department of Industrial Safety and Health, Maharashtra to the extent pertaining to the Chinchwad Premises and the Jamshedpur Premises.

2. Consent to operate under the Air (Prevention and Control of Pollution) Act, 1981, Water (Prevention and Control of Pollution) Act, 1974 and the Hazardous Wastes (Management, Handling and Transboundary Movement) Rules, 2008, issued by the Maharashtra Pollution Control Board, to the extent pertaining to the Chinchwad Premises and the Jamshedpur Premises.

PART C

Certificate No	Date	Authorising Agency
VAFN 0174	24-Mar-10	VRDE
VAFN 0174, E1	11-Jun-10	VRDE
VAFN 0174, E2	2-Mar-11	VRDE
VAFN 0174, E3	28-Sep-12	VRDE
VAFN 0174,E4	28-Mar-13	VRDE
VAFN 0174,E5	8-May-13	VRDE
VAFN 0174, E6	27-Mar-14	VRDE
VAFN 0174, E7	22-Aug-14	VRDE
VAFN 0174, E8	27-Feb-15	VRDE
VAFN 0174,E12	6-Nov-15	VRDE
VAFN 0174,E13	12-Feb-16	VRDE
VAFN 0174,E14	5-Aug-16	VRDE
VAFN 0174,E15	20-Sep-16	VRDE
VADN 0304, E3	17-Dec-09	VRDE
VADN 0304, E4	19-Mar-10	VRDE
VAFN 0175	26-Mar-10	VRDE
VAFN 0175, E1	11-Jun-10	VRDE
VAFN 0175, E2	2-Mar-11	VRDE
VAFN 0175, E3	28-Sep-12	VRDE
VAFN 0175, E4	28-Mar-13	VRDE
VAFN 0175, E5	8-May-13	VRDE
VAFN 0175, E6	27-Mar-14	VRDE
VAFN 0175, E7	12-Sep-14	VRDE
VAFN 0175, E8	5-Mar-15	VRDE
VAFN 0175, E11	6-Nov-15	VRDE
VAFN 0175, E12	12-Feb-16	VRDE
VAFN 0175, E13	28-Sep-16	VRDE
NCAT/09/172/TR/PHO/047	24-Dec-09	VRDE
NCAT/10/244/TR/PHO/054	19-Aug-10	VRDE
VAFN 0244	20-Aug-10	VRDE
VAFN 0244, E5	27-Mar-14	VRDE
VAFN 0244, E6	11-Sep-14	VRDE
NCAT/10/244/TTG/COP/514	30-Nov-10	VRDE
VAFN 0244, E7	7-Jun-15	VRDE
VAFN 0244, E9	15-May-15	VRDE
NCAT/15/0632/TR/TTG/919	20-Sep-16	VRDE
NCAT/15/0632/TR/TTG/918	20-Sep-16	VRDE
VAFN 0244, E10	20-Sep-16	VRDE
VAFN 0244, E10 - C1	28-Sep-16	VRDE
VAFN 0244, E11	30-Sep-16	VRDE
VAFN 0066	31-Mar-10	VRDE
VAFN 0066	31-Mar-10	VRDE
VAFN 0066, E1	18-Jun-12	VRDE
VAFN 0066, E2	31-Aug-12	VRDE
VAFN 0066, E5	27-Mar-14	VRDE
VAFN 0066, E7	24-Mar-15	VRDE
VAFN 0066, E10	15-Apr-16	VRDE
VAFN 0066, E11	20-Sep-16	VRDE

Vehicles and Research Development Establishment ("VRDE")

ANNEXURE 2

BUSINESS IP

Sr. No.	Base model	Model	VC Number as rolled out from Plant	Body Code	Underlying IP i.e. Copyright, patent, trademark, design	Registration or application number for registration of the underlying IP
1	LPTA 3138	LPTA 3138 8x8 (With Side mounted winch (R&DE(E)))	50241258000R	NA	design	NA
2	LPTA 3138	LPTA 3138 8x8 - Rear Mounted Winch (PGAD-I), NBC (Bethel) & Heated Mirrors	50241358000R	NA	design	NA
3	LPTA 3138	LPTA 3138 8x8 - HMV (GS) 8x8 with MHC & Side Mounted Winch	50240458000R	NA	design	NA
4	SD 1015	SD 1015 TC/36 BSIII (Cab Chassis without Load Body)	20993136000R	NA	design	NA
5	LPTA 2038	LPTA 2038 - 6x6 Crash Fire tender	50320248000R	NA	design	NA
6	SA 1212	SA1212/42 CLB BSIV	20978242000R	NA	design	NA
7	SA 1212	SA1212TC /42 BSIV ERGO W/O LB, 10X20 & DL	20978042000R	NA	design	NA
8	SA 1212	SA1212/42 Troop Carrier IV	20978142000R	NA	design	NA
9	SA 1212	SA1212TC/42 BS3 ABS ERGO DL W/O LB	20977742000R	NA	design	NA
10	SA 1212	SA1212TC/42ERGO 6KL WATER TANKER W/ PUMP	20977742000R	NA	design	NA
11	LPTA 3138	LPTA 3138 8x8 For flat bed truck	50240253000R	Under User Trials - Body Co de (BC) to be allocated	design	Patent no. 5426 for mounting arrangement for heavy engine and transmission assy. for heavy commercial vehicles.
12	LPTA 3138	LPTA 3138 - 8x8 -Smerch Ammunition carrier	50240153000R	Under User Trials - Body Code (BC) to be allocated	design	NA

TATA MOTORS

Sr. No.	Base model	Model	VC Number as rolled out from Plant	Body Code	Underlying IP i.e. Copyright, patent, trademark, design	Registration or application number for registration of the underlying IP
13	LPTA 4545	LPTA 4545 - 10x10 -Smerch Ammunition carrier with crane	50570187000R	Under User Trials - Body Code (BC) to be allocated	design	Patent no. 3079 published for design of a cross memebr for towing purpose of frame assy.
14	LPTA 2038	LPTA 2038 6x6 (LPTA 2038 6x6 BSIII with MHC & winch)	50320448000R	NA	design	NA
15	LPTA 2038	LPTA 2038 6x6 GS Role without Crane	50321948000R	NA	design	NA
16	LPT 1615	Truck Fire Fighter (TFF LPT 1615 / 42 BS III)	27543042000R	NA	design	NA
17	LPTA 3138	LPTA 3138 - 8x8 - Navy Missile Programs	50241758000R	NA	design	NA
18	LPTA 3138	LPTA 3138 - 8x8 - Bridging projects - DRDO	50240166000R	NA	design	NA
19	LPTA 3138	LPTA 3138 8X8 All Wheel Independent Suspension	50241458000R	NA	design	NA
20	LPTA 1628	LPTA 1628 4X4 RHD BIPOLAR BSIII	50360142000R	NA	design	NA
21	LPTA 1628	LPTA 1628 4X4 LHD W/O WINCH & CTIS	50360342000L	NA	design	NA
22	LPTA 1628	LPTA 1628 4X4 LHD BIPOLAR BS III	50360442000L	NA	design	NA
23	LPTA 1828	LPTA 1828 6X6 RHD BIPOLAR BS-III	50370142000R	NA	design	NA
24	LPTA 1828	LPTA 1828 6X6 LHD W/O WINCH & CTIS	50370342000L	NA	design	NA
25	LPTA 1828	LPTA 1828 6X6 LHD FUEL BROWSER VEHICLE	50370442000L	NA	design	NA
26	LPTA 5252	LPTA 5252 12X12	50450299000R	NA	design	1) Patent no. 2148 filed : Unique designed resilient mounting brackets and arragement for heavy duty power packs for HCV application 2) Patent No. 2153 filed : Hyd. Pump mounting arrangement 3) Patent no. 2152 filed: fuel tank moun ting arrangement on front suspension 4) Patent no. 2136 published : steering system for automobile
27	LPTA 715	LPTA 715 TC/32 BS4 with L/Body GS 2.5 Ton Tata	21985532000R	NA	design	NA
28	LPTA 715	LPTA 715 Cab Chassis BS3 4x4 (VFJ supply)	21983232000R	NA	design	NA
29	LP 715	LATC BSIV without Run flat tyres (J&K)	21985332500R	NA	design	NA
30	LP 715	Medium Bullet Proof Vehicle - MHA	Base Chassis is LPTA 713	NA	design	NA
31	LPTA 2038	HMV 6x6 with 6/16 Crane	50321748000R	NA	design	NA
32	SA 1212	SA 1212 TC/42 4x4 BSIII	20976542000R	NA	design	NA
33	SD 1015	SD 1015 TC/42 BSIII (Cab Chassis without Load Body with SWIVEL TYPE RTH for BEL)	20993142000R	NA	design	NA
34	SD 1015	SD 1015 TC/42 BSIII (Cab Chassis without LB with Spring Type RTH BEL)	20993042000R	NA	design	NA
35	LPTA 713	LPTA 713TC/32, 4x4 Goods CLB, BS III	21984332000R	NA	design	NA
36	SAK 1212	SAK 1212/32 4.5 Cum Tipper BSIV	20978032000R	NA	design	NA
37	SAK 1212	SAK 1212/32 BS4 With RTH & W/O LB BSIV	20978132000R	NA	design	NA
38	LPTA 713	LPTA 713 TC /32 BSIV 24 V CMVR with Load Body	21985832000R	NA	design	NA
39	LPTA 713	LPTA 713TC /32 BSIV RHD CMVR W/O Load body	21985732000R	NA	design	NA
40	LPA 713	LPA 713 TC/32 4X4 BSIV without Run Flat	21985332000R	NA	design	NA
41	LPA 713	LPA 713 TC/32 AC LATC with Run Flat BSIV	21985632000R	NA	design	NA
42	SAK 1212	4.5 CUM 3WAY TIPPER ON SAK1212	20977032000R	NA	design	NA
43	SA 1212	SA1212TC/42 BS3 ABS WITH TC L/BODY	20977842000R	NA	design	NA
44	SAK 1212	TATA SAK1212 4x4 Tipper - Defence, BSIII	20976832000R	NA	design	NA
45	LPTA 2038	LPTA 2038 6X6 AD Gun Tower	VC to be released	NA	design	NA
46	SD 1015	SD1015 TC/36 BS3 FATROLE with L/BODY	20993036000R	NA	design	NA
47	SD 1015	SD 1015 4x4 LHD Truck Refrigerator	20993342000L	NA	design	NA
48	SD 1015	SD 1015 4x4 LHD Recovery Vehicle	20993342000L	NA	design	NA
49	SD 1015	SD 1015 4x4 LHD Troop Carrier	20993342000L	NA	design	NA
50	LPTA 1628	LPTA 1628 4x4 Recovery Van LHD	50360342000L	NA	design	NA
51	LPTA 1628	LPTA 1628 4x4 Repair Lorry LHD	50360342000L	NA	design	NA
52	LPTA 1628	LPTA 1628 4x4 Refrigeration truck LHD	50360342000L	NA	design	NA

TATA

Sr. No.	Base model	Model	VC Number as rolled out from Plant	Body Code	Underlying IP i.e. Copyright, patent, trademark, design	Registration or application number for registration of the underlying IP
53	LPTA 1628	LPTA 1628 4x4 Sewage Tanker LHD	50360342000L	NA	design	NA
54	LPTA 1628	LPTA 1628 4x4 Troop Carrier RHD	50360142000R	NA	design	NA
55	LPTA 1628	LPTA 1628 4x4 Troop Carrier LHD	50360342000L	NA	design	NA
56	LPTA 1628	LPTA 1628 4x4 Water Tanker LHD	50360342000L	NA	design	NA
57	LPTA 1628	LPTA 1628 4x4 Fuel Tanker LHD	50360442000L	NA	design	NA
58	LPTA 1828	LPTA 1828 6x6 Tube Tire VG CTIS & Block heater but without winch	50370242000L	NA	design	
59	LPTA 1828	LPTA 1828 6x6 Tubeless Tire VG CTIS & Block heater & winch	50370142000L	NA	design	
60	LPTA 1828	LPTA 1828 6X6 RHD BIPOLAR BS-III	50370142000R	NA	design	
61	LPTA 1828	LPTA 1828 6X6 LHD FUEL BROWSER VEHICLE	50370442000L	NA	design	
62	LPTA 1828	LPTA 1828 6X6 LHD Recovery vehicle	50370342000L	NA	design	
63	LPTA 1828	LPTA 1828 6X6 LHD 10 KL Water Tanker	50370342000L	NA	design	
64	LPTA 1828	LPTA 1828 6X6 LHD Turck Sewage	50370342000L	NA	design	
65	LPTA 1828	LPTA 1828 6X6 LHD 10 KL Water Cannon	50370342000L	NA	design	
66	LPTA 715	LPTA 715TC/32 BS4 without L/Body for VFJ	21985432000R	NA	design	
67	LPTA 715	2.5 ton truck on LPTA 715	21983232000R	NA	design	
68	LPTA 715	LPTA 715 LHD GS2.5 Ton LHD	21980232000L	NA	design	
69	LPTA 715	LPTA 715 for RTA	21985132000R	NA	design	
70	LPTA 715	Truck Utility/ Cargo (under 2.5 to 5 Ton)	21980232000L	NA	design	
71	LPTA 715	LPTA 715 4x4 GS Troop Carrier	21980232000L	NA	design	
72	LPTA 1623	LPTA 1623 6X6 ISBE BS III	28022342000R	NA	design	
73	LPTA 2038	6.5 Kl Water Canon on LPTA 2038	50320548000R	NA	design	
74	LPTA 2038	LPTA 2038 MFU	50320548000R	NA	design	
75	LPTA 2038	LPTA 2038 FSV	50320648000R	NA	design	
76	LPTA 2038	LPTA 2038 MSV	50320748000R	NA	design	
77	LPTA 2038	LPTA 2038 HMV	50320848000R	NA	design	
78	LPTA 2038	LPTA 2038 CGT (Dom)	50320348000R	NA	design	
79	LPTA 2038	LPTA 2038 CFT	50320248000R	NA	design	
80	LPTA 2038	LPTA 2038 Grad BM 21	50320148000R	NA	design	
81	LPTA 715	715 BS III WITH ATU	21983732000R	NA	design	
82	LPTA 715	715 TC/32 BS III WITH ATU(SP2500)	21983932000R	NA	design	

Sr. No.	Base model	Model	VC Number as rolled out from Plant	Body Code	Underlying IP i.e. Copyright, patent, trademark, design	Registration or application number for registration of the underlying IP
83	SA 1212	3 KL WT- SA 1212 TC/32 BS4 MHA	20978132000R	NA	design	
84	SA 1212	3 Way Tipper on SA 1212 BS3	Variant of SAK1212	NA	design	
85	LPTA 3145	LPTA 3145 (MRSAM)	Variant of 3138	NA	design	
86	LPTA 3138	LPTA 3138 (MRSAM)	Variant of 3138	NA	design	
87	LBPV	LBPV – MHA	VC to be released	NA	design	
88	LBPV	Light Bullet Proof Capsule Vehicle	27048024R	NA	design	
89	512 Army 512	512 Army Ambulance	55240334R (4x2) 55240134R (4x4)	NA	design	
90	MPV	Mine protected Vehicle (MPV 4x4 BSIII)	55190137000R	NA	design	1) Patent no. 1359 published for A locking mechanism for door of a vehicle and mechanism of operating thereof. 2) Patent no. 4023 filed for Opening port for inserting an object from a vehicle 3) Idea no. 612 design registered for Fuel tank of a vehicle
91	WHAP	WHAP	50550351000R	NA	design	Patent no. 4109 filed for transfer case sealing assy.
92	BMP	BMP2	5065014823L (Kit No.)	NA	design	
93	MPV	MPV BS3 LHD	55190137000L	NA	design	
94	MPV	MPV BS4 RHD	VC to be released	NA	design	
95	MPV	MPV BS4 QR	VC to be released	NA	design	
96	LBPV	LBPV – MOD	VC to be released	NA	design	
97	LSUV	LSUV (Merlin)	55350133000R - DR1	NA	design	
98	LAMV	Light Armoured Multi Role Vehicle	55260134000R - DR1	NA	design	1) Idea no. 3615 design protection of exterior looks for LAMV. 2) Idea no. 3620 design protection for interior looks for LAMV
99	LSV	Light Specialist Vehicle - CLB with Soft top canopy	55120128000R	NA	design	
100	LSV	Light Specialist Vehicle - Cab Chassis	55120131000R	NA	design	Idea No. 512 design resistered for Light specialist vehicle

ANNEXURE 3 PART A: PLAN FOR THE JAMSHEDPUR PREMISES 0.0 M ENTRY GATE PROPOSED AREA FOR DEFENCE COMPANY SHED AREA – 2400 SQM LAND AREA – 8000 SQM

ANNEXURE 3 PART B: PLAN FOR THE CHINCHWAD PREMISES

TATA MOTORS

ANNEXURE 4

EMPLOYEES

Sl No	Emp Number	Name	Current Function
1	159100	Kiran Joshi	Quality
2	153130	Aditya Wakle	Purchase
3	245116	Aniket Rudrappa Mahajan	Purchase
4	663357	Chetan Barde	Purchase
5	666590	Jakkireddy Siddhardha Reddy	Purchase
6	151832	Milind Sudhakar Deshpande	Purchase
7	293583	Subhash Shivaji Thakare	Purchase
8	323466	Bala Subramanyam Gonigunta	Manufacturing
9	666579	Balaji Karavati	Manufacturing
10	129020	Jagadish Appaji Kulkarni	Manufacturing
11	504182	Jha Swapnil	Manufacturing
12	310442	K K Mohapatra	Manufacturing
13	600070	Manoj Vinayak Katrajkar	Manufacturing
14	127177	Moreshwar Ramchandra Kulkarni	Manufacturing
15	611140	Prashant Telang	Manufacturing
16	655214	Revan Ashok Shiraskar	Manufacturing
17	323677	Sudipta Mallick	Manufacturing
18	256609	V N Joshi	Manufacturing
19	149646	Vikram Sadanand Dhekane	Manufacturing
20	432574	Animesh Kumar	FBV
21	503399	Devesh Awasthi	FBV
22	602853	Firoj Ansari	FBV
23	323775	Abhisek Bardhan	Engineering
24	323824	Akhil Khullar	Engineering
25	664700	Akhilesh Singh Thakur	Engineering
26	228477	Ashwani Garg	Engineering
27	664899	Charuta Anand Palsodkar	Engineering
28	664873	Dnyanesh Dharma Sonawane	Engineering
29	664820	Ganesh V Kinagi	Engineering
30	654678	Girish Ramesh Rane	Engineering
31	664721	Kamalkishor Devkinandan Zunzunwala	Engineering
32	664569	Mrinmoy Jyoti Bhuyan	Engineering
33	655811	Nilesh Ashok Sonawane	Engineering
34	653117	Nishikant Subhashrao Dhande	Engineering
35	650227	Pankaj Narayandas Agrawal	Engineering
36	654409	Praveen Laad	Engineering
37	664797	Rajendra Kawadu Birkhede	Engineering
38	664651	Rajiv P Patil	Engineering
39	664718	Ramesh Rajaram Sanas	Engineering
40	664682	Sachin Krishnarao Phadtare	Engineering
41	664338	Sai Rajesh Mahapatro	Engineering
42	664722	Umakant R Gayakhe	Engineering
43	655307	Vikram Laxmanrao Yedale	Engineering
44	664692	Vikramsing P Rajput	Engineering
45	508964	Amol Dattatraya Rajarshi	Defence
46	507897	Gurpreet Singh	Defence
47	503369	S K Dahiya	Defence
48	506559	Diana D Palia	Secretarial
49	246884	Chayan Sen	Project Management
50	323392	Deepak N Hattiangadi	Project Management
51	161699	Ghogale Nitin Narayan	Project Management
52	234534	Nilesh Madanlal Bagmar	Project Management
53	669028	Parag Subhashrao Deore	Project Management
54	132922	Rajendrakumar Arun Borole	Project Management
55	657777	Roshan Batheri	Project Management
56	669098	Roshan Dilip Thakur	Project Management
57	321960	Shakti P Patnaik	Project Management
58	669016	Vikram Vinayak Jere	Project Management
59	128411	Yashwant Anant Joshi	Project Management
60	504487	Kaustubh Gangadhar Gokhale	Project Management
61	503425	Lloyd Fernandes	Finance
62	530394	Pawan Rao	Finance
63	531437	Manveer Singh	Defence
64	530974	V S Noronha	Defence
65	531392	Amit Razdan	Business Development
66	530863	Amlan Sinha	Business Development
67	504337	Arijit Deb	Business Development
68	531380	Arun Singh	Business Development
69	238996	Liladhar Sahebrao Bagul	Business Development
70	504453	P M Sudhir Kumar	Business Development
71	653024	Prajwal Vasisht	Business Development
72	530918	Prashant S Kumar	Business Development
73	251263	Priya Joshi	Business Development
75	507895	Sandeep Saigal	Business Development
76	504253	Singh Pranav Kumar	Business Development
77	530984	Varad Vallabh Kunkolienkar	Business Development
78	506619	Vikas Arora	Business Development
79	506982	Mahesh Shende	Service Tech Support
80	530872	Rohit Sharma	Service Tech Support

The Parties may modify the above list based on mutual agreement anytime after the Commencement Date but prior to the Effective Date.

ANNEXURE 5

MECHANISM FOR CLOSING DATE ADJUSTMENTS

1. If the Transferee Company decides to exercise its right under Clause (a), it shall provide a written notice of the same to the Transferor Company within 10 (ten) Business Days after the Effective Date.

2. Within 10 (ten) Business Days of the notice provided in Paragraph 1, the Transferee Company shall, or shall procure that its nominated accountant shall, prepare and deliver to the Transferor Company, a draft written notice prepared in accordance with **Annexure 5** (the "**Adjustment Notice**") containing the Transferee Company's calculation of the (i) Design and Development Spend in accordance with **Part A** of **Annexure 10**; and (ii) Working Capital in accordance with **Part B** of **Annexure 10**.

3. Within 10 (ten) Business Days after receipt of the draft Adjustment Notice, the Transferor Company shall deliver to the Transferee Company, a written response in which the Transferor Company shall either:

   3.1 agree in writing with the draft Adjustment Notice; or

   3.2 dispute the Adjustment Notice by delivering to the Transferee Company, a written notice (a "**Dispute Notice**") setting forth reasons for such non-acceptance of the draft Adjustment Notice and specifying the adjustments which in the Transferor Company's opinion should be made to the draft Adjustment Notice.

4. If the Transferor Company serves a Dispute Notice, the Transferee Company and the Transferor Company shall use all reasonable efforts to meet and discuss the objections of the Transferor Company required to be made to the draft Adjustment Notice, within 5 (five) Business Days after receipt of the Dispute Notice by the Transferee Company.

5. If the Transferor Company is satisfied with the draft Adjustment Notice either as originally submitted or after adjustments agreed in writing between the Transferor Company and the Transferee Company, or if the Transferor Company fails to give a valid Dispute Notice within the 10 (ten) Business Day period referred to in Paragraph 3 of this **Annexure 5**, then the draft Adjustment Notice (incorporating any agreed adjustments) shall constitute the Adjustment Notice for the purposes of this Agreement.

6. If the Transferor Company and the Transferee Company do not reach an agreement within 5 (five) Business Days of receipt by the Transferee Company of a Dispute Notice, then the matters in dispute may be referred on the application jointly by the Transferor Company and the Transferee

TATA

Company for determination by an independent audit firm (the "Firm"). The Firm shall be requested to make its decision within 15 (fifteen) Business Days (or such later date as the Transferor Company, the Transferee Company and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment.

7. The Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the Parties and, without prejudice to any other rights they may respectively have under this Agreement, the Parties expressly waive, to the extent permitted by Applicable Law, any rights of recourse they may otherwise have to challenge it.

8. Each Party shall give such co-operation and assistance to the Firm as it may reasonably require in relation to the matters in dispute.

9. Each Party shall be responsible for its own costs in connection with the preparation, review, agreement or determination of the Adjustment Notice. The fees and expenses of the Firm shall be borne equally between the Transferor Company, on the one hand, and the Transferee Company, on the other hand.

10. When the Adjustment Notice has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Adjustment Notice as the Design and Development Spend and Working Capital shall be final and binding for the purposes of this Agreement.

11. The time periods prescribed under this **Annexure 5** may be extended by the mutual agreement of the Parties.

ANNEXURE 6

MOVABLE ASSETS

Asset	Cap.date	Asset Description
34000038173	11.12.2013	Lifting Tackle For Integrated Power Pack
34000038174	30.11.2013	Lifting Tackle For Engine & Gear Box
34000038175	27.11.2013	Lifting Tackle For Allison Transfer Case
34000038176	11.12.2013	Lifting Tackle For Engine
34000038212	04.03.2014	Safety Belt For Lifting Hull Of Whap
34000040166	01.04.2014	Master Tool Kit For Whap Vehicle At MPV
34000043099	16.01.2017	Trolley Type Transmission Jack
34000043100	20.01.2017	Lifting Tackle
22000004346	25.03.2012	Add Cost Alignment Of Apd Shop -Constr Sc
22000004348	31.01.2012	C'wad-Civil-Str-Office-MPV Project-Apd S
30000007212	01.04.2015	Electrical Work For Highbay Lighting
30000007213	01.04.2015	CPED Electrical Work For Store
30000007341	01.04.2016	Alignment Of APD Shop - CPED Scope
32000014219	25.01.2012	Plasma Cutting Machine For MPV vehicles
32000014220	25.01.2012	Plasma Cutting Machine For MPV vehicles
32000014222	15.01.2012	Co2 Welding Machine For MPV
32000014554	01.04.2013	Auto Welding Machine For MPV Hull
34000030238	13.03.2011	Voltas Forklift Truck MH14CM89
34000030626	12.10.2010	2T Battery Operated Platform Truck
34000030627	12.10.2010	2T Battery Operated Platform Truck
34000030631	15.03.2011	Storage Racks & Trolley
34000030632	15.03.2011	AC Charging Machine
34000030951	15.02.2011	2 Ton Underslung Crane For MPV Engine
34000030953	15.02.2011	2 Ton Underslung Crane For MPV Engine
34000030954	14.03.2011	Fitment Trolleys
34000030956	15.02.2011	Lifting Tackles For MPV Engine Assembly
34000030957	15.02.2011	Lifting Tackles For MPV Engine Assembly
34000030972	24.12.2010	Lifting Tackles For Frame
34000030973	24.12.2010	Lifting Tackles For Frame
34000031893	29.04.2011	Lifting Tackles For G750 GB Assy For MPV
34000031894	29.04.2011	Pallet For Assy Transfer Case G750
34000031895	29.04.2011	Transportation Trolley For G750 Gb Assy
34000031896	28.04.2011	Gear Box Oil Filling Equipment
34000032031	01.04.2011	CO2 Welding Machine
34000032032	01.04.2011	2.5T Hydraulic Hand Pallet Truck
34000032033	01.04.2011	Smoke Meter For MPV
34000032034	01.04.2011	No. Punching Machine
34000032178	01.04.2011	750MM Air Circulator At APD
34000033598	07.02.2012	10 Ton Mobile Column Lift RAV 270L
34000033670	10.01.2012	Koike Weld Handy Multi Model
34000033690	30.09.2011	Turn Table For MPV
34000033691	15.01.2012	Assembly Stand For MPV Frame
34000033814	01.04.2011	Fifo Racks For Material Storage Type B
34000035852	09.01.2013	Head Lamp Beam Aligner For MPV Chwd Pune
34000035853	09.01.2013	Head Lamp Beam Aligner For MPV Chwd Pune
34000036483	01.04.2012	Lifting Tackles For G750 Transfer Case
34000036484	01.04.2012	Lifting Tackle For G750 Gear Box For MPV
34000036538	01.04.2012	AC Checking Instruments For MPV Project
34000036889	01.04.2012	Tooltrolley And Assortment42200001saltus
34000036890	11.05.2012	Master Tool Kit For MPV Chinchwad
34000036895	01.04.2012	Scissor Lift And Carry Arrangement
34000036899	01.04.2012	Welding Manipulator For MPV Project
34000037072	14.08.2012	Pallets For Mine Protected Vehicle Engine
34000037134	01.04.2012	Torque Wrench 60-300Nm DC-4A-Saltus
34000037139	01.04.2013	Oil Filling Equipment For MPV
34000042718	01.04.2016	Str-2 Tonne Crane Str-APD-Bay-3,C'
39000021223	09.01.2011	Tooling For MPV D/Board, GRH, GRT
39000023734	18.03.2012	Tooling For Assy.ARB Bushes
39000024139	11.04.2012	Tooling For HVAC System
39000024143	13.04.2012	Tooling For Assy.carpet Floor
39000031457	01.04.2014	Punching Templates For Long Member
60000000434	01.04.2014	Punching Template-Long MBR RH
60000000435	01.04.2014	Mod Of Punching Temp-Long MBR Rh
60000000436	01.04.2014	Punching Template Flange Long Member R
60000000784	01.04.2014	Punching Template
60000000785	01.04.2014	Punching Template
60000000786	01.04.2014	Punching Template
60000000787	01.04.2014	Punching Template
60000000788	01.04.2014	Punching Template
60000000789	01.04.2014	Punching Template
60000000790	01.04.2014	Punching Template
60000000791	01.04.2014	Punching Template
60000000792	01.04.2014	Punching Template
60000000793	01.04.2014	Punching Template
60000000794	01.04.2014	Punching Template
60000000795	01.04.2014	Punching Template
60000000796	01.04.2014	Punching Template
60000000797	01.04.2014	Punching Template
60000000798	01.04.2014	Punching Template
60000000799	01.04.2014	Punching Template
62000011976	14.03.2011	Furniture Items For MPV Chinchwad
62000012576	01.04.2011	Sofas Single Seater For MPV Chinchwad
62000012577	01.04.2011	Sofas Tripple Seater For MPV Chinchwad
62000012578	01.04.2011	Coffee Table Model Alice For MPV Chinch
62000012579	01.04.2011	Chair Model Kareena For MPV Chinchwad

ANNEXURE 7

1. 512 Army Ambulance
2. Light Specialist Vehicle
3. Tata Merlin- LsuV
4. Light Armoured Multi Role Vehicle
5. Light Bullet Proof Capsule Vehicle (Bentler)
6. Mine Protected Vehicle
7. WhAP
8. BMP2
9. Light Bullet Proof Vehicle
10. T90 Tank (both Active Protection System and Auxilary Power Unit)
11. Light Strike Vehicle

TATA MOTORS

ANNEXURE 8

PART A

1. 512 Army Ambulance
2. Light Specialist Vehicle
3. Tata Merlin- LsuV
4. Light Armoured Multi Role Vehicle
5. Light Bullet Proof Capsule Vehicle (Bentler)
6. Light Strike Vehicle

PART B

1. Mine Protected
2. WhAP
3. BMP2
4. Light Bullet Proof Vehicle
5. T90 Tank (both Active Protection System and Auxilary Power Unit)

ANNEXURE 9

LIABILITIES

	INR (Crs)
Employee Related Liabilities	2.68
Current Liabilities	68.37

ANNEXURE 10

PART A: FORMAT FOR THE CALCULATION OF THE DECLARED DESIGN AND DEVELOPMENT SPEND AND THE VERIFIED DESIGNS AND DEVELOPMENT SPEND

Sl No	Project Name	Amount (Rs Crs)
1	[Project 1]	
2	[Project 2]	
3	[Project 3]	
	Total Design & Development Spend	
Less:	Long term Liabilities as on Effective Date	
	Net Amount payable towards Design & Development Spend	

PART B: FORMAT FOR THE CALCULATION OF THE DECLARED CLOSING WORKING CAPITAL AND THE VERIFIED CLOSING WORKING CAPITAL

Particulars	As on Dec 31, 2017 (In INR Crores)	As of the Effective Date
Current Assets	**323.91**	
Inventories	99.45	
Trade Receivables	224.16	
Loans and other financial assets	0.04	
Other current assets	0.25	
Cash and cash equivalents	0	
Current Liabilities	**68.37**	
Trade payables	0	
Other financial liabilities	68.37	
Provisions	0	
Working Capital	**255.54**	
Less: Trade Receivables	(224.16)	
Working Capital to be adjusted	**31.37**	

ANNEXURE 11

CURRENT ASSETS

Particulars	As on Dec 31, 2017 (In INR Crores)
Inventories	99.45
Trade Receivables	224.16
Loans and other financial assets	0.04
Other current assets	0.25
Current Assets	**323.91**

ANNEXURE 12

PRODUCTS PERTAINING TO THE DEFENSE UNDERTAKING

PART A

Sr. No.	Base model	Model
1	Winger	ARCTIC_WHITE-WINGER 32FR DLX AC 13+DBS4 - Dove Grey for Air Force
2	Xenon CC	DK_NEPT_BLUE-TATA XENON CC 4X2 4SPCR BS4
3	Xenon CC	QUARTZ_BLACK-TATA XENON CC 4X2 4SPCR BS4
4	Xenon CC	DOVE_GREY-TATA XENON CC 4X2 4SPCR BS4
5	Xenon DC	OLIVE_GREEN-XEN DC 2.2L BS-IV 4X4 A.BAG
6	Xenon DC	STONE_GREY-XEN DC 2.2L BS-IV 4X4 A.BAG N
7	Xenon DC	QUARTZ_BLACK-XEN DC 2.2L BS-IV 4X4 A.BAG
8	TATA 1613	TATA LPT1613 Cowl Chassis - Police, 4x2, BSIV
9	LP 1512	LP 1512 TC/52 BS-IV ABS
10	LPO 1823	65SHB_3X2_1JKP NAC BUS ON LPO1823TC/62 with SLD and ABS
11	LPO918	BUS BODY 1JKP W/O SEAT LPO918TC/42 ADD ABS+SLD
12	LPT 1613	LPT 1613/42 CLB BSIV
13	LPK 2518	LPK 2518 CAB NA 14CUM BX SRT 10X20 NT
14	LP 1613	44S Star bus LP 1613/52 BSIV
15	LP 1613	42S_RLB_PHR_DD Bus on LP1613/52 BSIV
16	LP 1613	42SDFbus LP1613/52 RLB,PHR,WM & DD BSIV
17	LP 1613	44 seater bus WM PHR RLB LP 1613/52 BSIV
18	SE 1613	9KL WATER TANKER W/O PUMP ON SE 1613-CR-BS-IV 42WB CAB DAC
19	SE 1613	9KL WATER TANKER ON SE1613-CR-BS-IV 42WB CAB DAC
20	LPT 1109	7CUM GARBAGE COMPACTOR ON LPT1109/42 HEX2 CR CAB BS4
21	LPT 1109	7 cum compactor (Auto)_LPT 1109/42 HEX2 CR CAB BS4
22	LPT 709	PRISON VAN ON LPT709/38 BSIV
23	LPT 709	PRISONER VAN ON LPT 709/38 BS-IV
24	LPT 709	Vajra on LPT 709/38 BSIV
25	LPT 709	3KL Water Tanker w/o Pump LPT709/38 BSIV
26	LP 712	32S BUS_PH_ON LP712/42 BSIV
27	LP 712	32 Str Bus on LP712/42 WM,RLB & PHR BSIV
28	LPT 1613	DROP SIDE LOAD BODY ON LPT1613/42 OBDII
29	LP 410	24 Str Bus_WM_PHR_RLB_ LP410/34 BSIV
30	LP 410	24 Str Bus_PHR_RLB_ LP410/34 BSIV
31	SK 1613	8CuM BoxTipper on SK 1613/36 6 BT Eng
32	SK 1613	6.5 cum FE BOX TIPP SK1613/36 BSIV
33	SE 1613	SE 1613 CAB 42WB NA 109RR 10X20 TROOP CA
34	LPT 1109	6KL WATER TANKER ON LPT1109/36 BSIV HEX2 CR CAB
35	LPK 1613	LPK1613 TCAB 36WB NA 8.5CUM 109RX 10X20
36	LPK 1613	8.5 CUM FE BOX TIPP LPK1613/36 BS4
37	LP 712	Prison Van on LP712/38 BSIV
38	LPT 709	LPT709EX BSIV/38WB WITH CANOPY SUPERSTR
39	SFC 407	Prison Van with rear door_SFC407/31 BSIV
40	LP 410	4-STRETCHER AMBULANCE_LP 410 EX
41	LPO 1512	TATA 53 Str Police Bus on LPO1512/55 BS4
42	LPT 2518	WATER CANNON_12KL_ON LPT2518 BS4
43	SFC 407	Troop carrier SFC 407 CNG/31 BSIV
44	SFC 407	SFC407EX/31WB 4X2 4SPCR BS-IV SSC CAB
45	LPT 1613	FSD LOADBODY ON LPT1613/42 ABS
46	SE 1613	9KL WATER TANKER WITH PUMPSE1613/42_ERGO
47	LP 712	BDDS on LP712/34BSIII
48	207	MINI VAJRA V2 ON 207DI BSIV
49	SFC 407	SFC407 4X4/31 BSIV,CAB WITH SSC
50	Sumo	Sumo BS3 Army Ambulance
51	LPO 1512	Long Chassis JSQR Bus (LPO 1512 TC/55 BSIII)
52	Armoured Safari	Safari Armoured
53	Xenon DC	BSF_GREEN-XEN DC 2.2L BS-IV 4X4 A.BAG N1
54	Safari Storme	Storme GS 800 - OG matt 220

TATA

Sr. No.	Base model	Model
55	Safari Storme	Storme GS 800 - Porcelain white
56	Safari Storme	GS800 Soft Top
57	Xenon CC	Xenon 4x4 2.2L CC Soft Top Troop carrier (GS 800 Military Command Vehicle)
58	Xenon SC	XENON 2.2L EII SC ABS GS800_Myanmar
59	Xenon SC	XENON 2.2L EII SC ABS GS800_Myanmar
60	Xenon CC	Xenon 4x4 2.2L CC Soft Top Troop carrier (GS 800 Military Command Vehicle) - De-content

PART B

Sr. No.	Base model	Model
1	LPTA 3138	LPTA 3138 8x8 (With Side mounted winch (R&DE(E)))
2	LPTA 3138	LPTA 3138 8x8 - Rear Mounted Winch (PGAD-I), NBC (Bethel) & Heated Mirrors
3	LPTA 3138	LPTA 3138 8x8 - HMV (GS) 8x8 with MHC & Side Mounted Winch
4	SD 1015	SD 1015 TC/36 BSIII (Cab Chassis without Load Body)
5	LPTA 2038	LPTA 2038 - 6x6 Crash Fire tender
6	SA 1212	SA1212/42 CLB BSIV
7	SA 1212	SA1212TC /42 BSIV ERGO W/O LB, 10X20 & DL
8	SA 1212	SA1212/42 Troop Carrier IV
9	SA 1212	SA1212TC/42 BS3 ABS ERGO DL W/O LB
10	SA 1212	SA1212TC/42ERGO 6KL WATER TANKER W/ PUMP
11	LPTA 3138	LPTA 3138 8x8 For flat bed truck
12	LPTA 3138	LPTA 3138 - 8x8 -Smerch Ammunition carrier
13	LPTA 4545	LPTA 4545 - 10x10 -Smerch Ammunition carrier with crane
14	LPTA 2038	LPTA 2038 6x6 (LPTA 2038 6x6 BSIII with MHC & winch)
15	LPTA 2038	LPTA 2038 6x6 GS Role without Crane
16	LPT 1615	Truck Fire Fighter (TFF LPT 1615 / 42 BS III)
17	LPTA 3138	LPTA 3138 - 8x8 - Navy Missile Programs
18	LPTA 3138	LPTA 3138 - 8x8 - Bridging projects - DRDO
19	LPTA 3138	LPTA 3138 8X8 All Wheel Independent Suspension
20	LPTA 1628	LPTA 1628 4X4 RHD BIPOLAR BSIII
21	LPTA 1628	LPTA 1628 4X4 LHD W/O WINCH & CTIS
22	LPTA 1628	LPTA 1628 4X4 LHD BIPOLAR BS III
23	LPTA 1828	LPTA 1828 6X6 RHD BIPOLAR BS-III
24	LPTA 1828	LPTA 1828 6X6 LHD W/O WINCH & CTIS
25	LPTA 1828	LPTA 1828 6X6 LHD FUEL BROWSER VEHICLE
26	LPTA 5252	LPTA 5252 12X12
27	LPTA 715	LPTA 715 TC/32 BS4 with L/Body GS 2.5 Ton Tata
28	LPTA 715	LPTA 715 Cab Chassis BS3 4x4 (VFJ supply)
29	LP 715	LATC BSIV without Run flat tyres (J&K)
30	LP 715	Medium Bullet Proof Vehicle - MHA
31	LPTA 2038	HMV 6x6 with 6/16 Crane
32	SA 1212	SA 1212 TC/42 4x4 BSIII
33	SD 1015	SD 1015 TC/42 BSIII (Cab Chassis without Load Body with SWIVEL TYPE RTH for BEL)
34	SD 1015	SD 1015 TC/42 BSIII (Cab Chassis without LB with Spring Type RTH BEL)
35	LPTA 713	LPTA 713TC/32, 4x4 Goods CLB, BS III
36	SAK 1212	SAK 1212/32 4.5 Cum Tipper BSIV
37	SAK 1212	SAK 1212/32 BS4 With RTH & W/O LB BSIV
38	LPTA 713	LPTA 713 TC /32 BSIV 24 V CMVR with Load Body
39	LPTA 713	LPTA 713TC /32 BSIV RHD CMVR W/O Load body
40	LPA 713	LPA 713 TC/32 4X4 BSIV without Run Flat
41	LPA 713	LPA 713 TC/32 AC LATC with Run Flat BSIV
42	SAK 1212	4.5 CUM 3WAY TIPPER ON SAK1212
43	SA 1212	SA1212TC/42 BS3 ABS WITH TC L/BODY
44	SAK 1212	TATA SAK1212 4x4 Tipper - Defence, BSIII
45	LPTA 2038	LPTA 2038 6X6 AD Gun Tower
46	SD 1015	SD1015 TC/36 BS3 FATROLE with L/BODY
47	SD 1015	SD 1015 4x4 LHD Truck Refrigerator
48	SD 1015	SD 1015 4x4 LHD Recovery Vehicle
49	SD 1015	SD 1015 4x4 LHD Troop Carrier
50	LPTA 1628	LPTA 1628 4x4 Recovery Van LHD
51	LPTA 1628	LPTA 1628 4x4 Repair Lorry LHD
52	LPTA 1628	LPTA 1628 4x4 Refrigeration truck LHD
53	LPTA 1628	LPTA 1628 4x4 Sewage Tanker LHD
54	LPTA 1628	LPTA 1628 4x4 Troop Carrier RHD
55	LPTA 1628	LPTA 1628 4x4 Troop Carrier LHD
56	LPTA 1628	LPTA 1628 4x4 Water Tanker LHD
57	LPTA 1628	LPTA 1628 4x4 Fuel Tanker LHD
58	LPTA 1828	LPTA 1828 6x6 Tube Tire VG CTIS & Block heater but without winch
59	LPTA 1828	LPTA 1828 6x6 Tubeless Tire VG CTIS & Block heater & winch
60	LPTA 1828	LPTA 1828 6X6 RHD BIPOLAR BS-III
61	LPTA 1828	LPTA 1828 6X6 LHD FUEL BROWSER VEHICLE
62	LPTA 1828	LPTA 1828 6X6 LHD Recovery vehicle
63	LPTA 1828	LPTA 1828 6X6 LHD 10 KL Water Tanker
64	LPTA 1828	LPTA 1828 6X6 LHD Turck Sewage
65	LPTA 1828	LPTA 1828 6X6 LHD 10 KL Water Cannon
66	LPTA 715	LPTA 715TC/32 BS4 without L/Body for VFJ
67	LPTA 715	2.5 ton truck on LPTA 715
68	LPTA 715	LPTA 715 LHD GS2.5 Ton LHD
69	LPTA 715	LPTA 715 for RTA
70	LPTA 715	Truck Utility/ Cargo (under 2.5 to 5 Ton)
71	LPTA 715	LPTA 715 4x4 GS Troop Carrier
72	LPTA 1623	LPTA 1623 6X6 ISBE BS III
73	LPTA 2038	6.5 Kl Water Canon on LPTA 2038
74	LPTA 2038	LPTA 2038 MFU
75	LPTA 2038	LPTA 2038 FSV
76	LPTA 2038	LPTA 2038 MSV
77	LPTA 2038	LPTA 2038 HMV
78	LPTA 2038	LPTA 2038 CGT (Dom)
79	LPTA 2038	LPTA 2038 CFT
80	LPTA 2038	LPTA 2038 Grad BM 21
81	LPTA 715	715 BS III WITH ATU
82	LPTA 715	715 TC/32 BS III WITH ATU(SP2500)
83	SA 1212	3 KL WT- SA 1212 TC/32 BS4 MHA
84	SA 1212	3 Way Tipper on SA 1212 BS3
85	LPTA 3145	LPTA 3145 (MRSAM)
86	LPTA 3138	LPTA 3138 (MRSAM)
87	LBPV	LBPV – MHA
88	LBPV	Light Bullet Proof Capsule Vehicle
89	512 Army	512 Army Ambulance
90	MPV	Mine protected Vehicle (MPV 4x4 BSIII)
91	WHAP	WhAP
92	BMP	BMP2
93	MPV	MPV BS3 LHD
94	MPV	MPV BS4 RHD
95	MPV	MPV BS4 QR
96	LBPV	LBPV – MOD
97	LSUV	LSuV (Merlin)
98	LAMV	Light Armoured Multi Role Vehicle
99	LSV	Light Specialist Vehicle - CLB with Soft top canopy
100	LSV	Light Specialist Vehicle - Cab Chassis

TATA MOTORS

ANNEXURE 13

GUARANTEES PERTAINING TO THE DEFENSE UNDERTAKING

PART A

Sl No	Bank	BG No	BG Dtd	BG Amount	Exp Dtd	SO NO	SO Dtd
1	ICICI Bank	0393BGR0093617	19-Oct-16	78,895.00	31-Aug-18	24136/TE-237/SO-24/TPC	
2	ICICI Bank	0393BGR0093717	19-Oct-16	61,005.00	31-Aug-18	24136/TE-242/SO-20/TPC	
3	ICICI Bank	0393BGR0094917	20-Oct-16	252,583.00	31-Jan-18	24136/TE-411/SO-35/TPC	
4	ICICI Bank	0393BGR009451	20-Oct-16	176,109.00	31-Aug-18	24136/TE-415/SO-28/TPC	
5	ICICI Bank	0393BGR0094717	20-Oct-16	277,475.00	31-Jan-18	24136/TE-392/SO-33/TPC	
6	ICICI Bank	0393BGR0094817	20-Oct-16	90,297.00	31-Aug-18	24136/TE-380/SO-29/TPC	
7	ICICI Bank	0393BGR0094617	20-Oct-16	57,684.00	31-Aug-18	24136/TE-385/SO-26/TPC	
8	ICICI Bank	0393BGR0097617	24-Oct-16	52,462.00	31-Mar-18	24136/TE-478/SO-50/TPC	
9	ICICI Bank	0393BGR0097817	24-Oct-16	90,421.00	31-Mar-18	24136/TE-463/SO-47/TPC	
10	ICICI Bank	0393BGR0097317	24-Oct-16	165,856.00	31-Mar-18	24136/TE-471/SO-63/TPC	
11	ICICI Bank	0393BGR0097717	24-Oct-16	232,819.00	31-Mar-18	24136/TE-485/SO-49/TPC	
12	ICICI Bank	0393BGR0098017	24-Oct-16	190,471.00	30-Apr-18	24136/TE-509/SO-85/TPC	
13	ICICI Bank	0393BGR0097917	24-Oct-16	874,650.00	30-Apr-18	24136/TE-388/SO-65/TPC	
14	ICICI Bank	0393BGR0097417	24-Oct-16	150,104.00	31-Mar-18	24136/TE-381/SO-64/TPC	
15	ICICI Bank	0393BGR0142517	8-Feb-17	257,632.00	30-Apr-18	24136/TE-503/SO-94/TPC	27-07-2016
16	ICICI Bank	0393BGR0142317	8-Feb-17	524,346.00	30-Apr-18	24136/TE-510/SO-96/TPC	27-08-2016
17	ICICI Bank	0393BGR0147417	14-Feb-17	551,406.00	16-Sep-19	40011/TPC/OS/CV/TE/A/12613/TATA SUMO (AMB)/2016-17/14	27-07-2016
18	ICICI Bank	0393BGR0147617	14-Feb-17	6,378,750.00	7-Jan-20	40011/TPC/OS/CV/TE/12602/TATA/2.5 TON/EURO/2016-17/31	11/09/2016
19	ICICI Bank	0393BGR0147517	14-Feb-17	945,750.00	6-Jul-19	A/12613TATA SUMO ECM JAMMER/TPC/2016-17/33	11/09/2016
20	ICICI Bank	0393BGR0146217	14-Feb-17	380,553.00	30-Mar-19	PBTE0080/EMM	24-11-2016
21	ICICI Bank	0393BGR0146317	14-Feb-17	469,349.00	30-Jun-18	PATE0120/EMM	26-02-2016
22	ICICI Bank	0393BGR0003017	18-Feb-17	201,160.00	31-Dec-18	24136/TE-389/SO-55/TPC	21-03-2016
23	ICICI Bank	0393BGR0023317	18-Feb-17	36,118.00	31-Dec-18	24136/TE-383/SO-57/TPC	21-03-2016
24	ICICI Bank	0393BGR0021417	18-Feb-17	98,519.00	31-Aug-18	24136/TE-434/SO-09/TPC	26-04-2016
25	ICICI Bank	0393BGR0021117	18-Feb-17	130,256.00	31-Aug-18	24136/TE-439/SO-10/TPC	26-04-2016
26	ICICI Bank	0393BGR0021217	18-Feb-17	57,715.00	31-Aug-18	24136/TE-445/SO-11/TPC	26-04-2016
27	ICICI Bank	0393BGR0142217	18-Feb-17	20,228.00	30-Apr-18	24136/TE-217/LV7/TMB/SO-235/LP/2016-17	30-09-2016
28	ICICI Bank	0393BGR0156617	4-Mar-17	90,400.00	1-Aug-18	MS/Store/Tata/Spare Parts/2016-17	17-03-2016
29	ICICI Bank	0393BGR0097217	24-Oct-16	112,877.00	31-Mar-18	24136/TE-455/SO-43/TPC	7/08/2016
30	ICICI Bank	0393BGR0095217	24-Oct-16	55,175.00	31-Mar-18	24136/TE-406/SO-38/TPC	7/08/2016
31	ICICI Bank	0393BGR0096917	24-Oct-16	61,553.00	31-Mar-18	24136/TE-413/SO-58/TPC	20-07-2016
32	ICICI Bank	0393BGR0097517	24-Oct-16	68,403.00	31-Mar-18	24136/TE-456/SO-62/TPC	20-07-2016
33	ICICI Bank	0393BGR0143317	8-Feb-17	129,455.00	30-Jun-18	24136/TE-446/SO-138/TPC	10/10/2016
34	ICICI Bank	0393BGR0142417	8-Feb-17	65,823.00	31-May-18	24136/TE-422/SO-103/TPC	17-09-2016
35	ICICI Bank	0393BGR0142917	10-Feb-17	220,752.00	30-Jun-18	24136/TE-525/SO-117/TPC	10/07/2016
36	ICICI Bank	0393BGR0161017	15-Mar-17	241,016.00	31-Mar-19	PATE0120/EMM	26-02-2016
37	ICICI Bank	0393BGR0146317	16-Mar-17	469,349.00	31-Mar-19	PATE0120/EMM	26-02-2016
38	ICICI Bank	0393BGR0143517	10-Feb-17	390,669.00	30-Jun-18	24136/TE-405/SO-122/TPC	10/08/2016
39	ICICI Bank	0393BGR0142117	8-Feb-17	207,091.00	30-Jun-18	24136/TE-524/SO-110/TPC	10/06/2016
40	ICICI Bank	0393BGR0142817	10-Feb-17	119,881.00	30-Jun-18	24136/TE-540/SO-118/TPC	10/07/2016
41	ICICI Bank	0393BGR0143117	10-Feb-17	57,376.00	30-Jun-18	24136/TE-517/SO-111/TPC	10/06/2016
42	ICICI Bank	0393BGR0143217	8-Feb-17	60,397.00	30-Jun-18	24136/TE-516/SO-126/TPC	10/08/2016
43	ICICI Bank	0393BGR0142717	8-Feb-17	67,131.00	30-Jun-18	24136/TE-542/SO-119/TPC	10/08/2016
44	ICICI Bank	0393BGR0143017	10-Feb-17	145,349.00	30-Jun-18	24136/TE-515/SO-112/TPC	10/06/2016
45	ICICI Bank	0393BGR0160417	14-Mar-17	375,794.00	31-Jan-18	24136/TE-411/SO-35/TPC	16-05-2016
46	ICICI Bank	0393BGR0147317	14-Mar-17	405,009.00	31-Aug-18	24136/TE-494/SO-154/TPC	23-11-2016
47	ICICI Bank	0393BGR0146717	14-Mar-17	98,792.00	31-Aug-18	24136/TE-523/SO-153/TPC	23-11-2016
48	ICICI Bank	0393BGR0147117	14-Mar-17	79,820.00	31-Aug-18	24136/TE-460/SO-156/TPC	24-11-2016
49	ICICI Bank	0393BG00028717	10-Feb-17	466,000.00	30-Jun-18	24136/TE-495/SO-145/TPC	28-10-2016
50	ICICI Bank	0393BGR0003118	11-Apr-17	1,622,280.00	9-Jun-18	54291/CAT 'A'/PR/TATA CUMMINS ENG 6BT/C-1251, C-1259 & C-1260/ SO-1376/DGBR/E4 Inv Ind	13-10-2016
51	ICICI Bank	0393BGR0095117	20-Oct-16	176,807.00	31-Mar-18	24136/TE-423/SO-39/TPC	7/08/2016
52	ICICI Bank	0393BGR0097117	24-Oct-16	43,412.00	31-Mar-18	24136/TE-424/SO-40/TPC	7/08/2016
53	ICICI Bank	0393BGR0097017	24-Oct-16	64,980.00	31-Mar-18	24136/TE-479/SO-51/TPC	18-07-2016

Sl No	Bank	BG No	BG Dtd	BG Amount	Exp Dtd	SO NO	SO Dtd
54	ICICI Bank	0393BGR0096817	24-Oct-16	136,493.00	31-Mar-18	24136/TE-459/SO-53/TPC	20-07-2016
55	ICICI Bank	0393BGR0096717	24-Oct-16	97,209.00	31-Mar-18	24136/TE-462/SO-57/TPC	20-07-2016
56	ICICI Bank	0393BGR0147217	14-Feb-17	101,908.00	31-Aug-18	24136/TE-421/SO-155/TPC	24-11-2016
57	ICICI Bank	0393BGR0147017	14-Feb-17	127,804.00	31-Aug-18	24136/TE-560/SO-157/TPC	24-11-2016
58	ICICI Bank	0393BGR0146417	14-Feb-17	180,841.00	31-Aug-18	24136/TE-497/SO-166/TPC	19-12-2016
59	ICICI Bank	0393BGR0146517	14-Feb-17	188,892.00	31-Aug-18	24136/TE-464/SO-164/TPC	30-11-2016
60	ICICI Bank	0393BGR0146617	14-Feb-17	95,940.00	31-Aug-18	24136/TE-416/SO-162/TPC	30-11-2016
61	ICICI Bank	0393BGR0146917	14-Feb-17	109,749.00	31-Aug-18	24136/TE-566/SO-158/TPC	24-11-2016
62	ICICI Bank	0393BGR0143417	10-Feb-17	131,593.00	30-Jun-18	24136/TE-549/SO-125/TPC	10/08/2016
63	ICICI Bank	0393BGR0027718	9-Jun-17	788,400.00	20-Mar-20	40011/TPC/OS/CV/TE/TATA SUMO DICOR/BS-III/2017-18/01	26-Apr-17
64	ICICI Bank	0393BGR0027418	9-Jun-17	50,044.00	30-Nov-18	24136/TE-638/SO-216/TPC	23-Mar-17
65	ICICI Bank	0393BGR0028018	9-Jun-17	58,979.00	31-Oct-18	24136/TE-612/SO-196/TPC	16-Feb-17
66	ICICI Bank	0393BGR0028218	9-Jun-17	77,974.00	31-Oct-18	24136/TE-619/SO-195/TPC	15-Feb-17
67	ICICI Bank	0393BGR0028118	9-Jun-17	24,599.00	31-Oct-18	24136/TE-589/SO-197/TPC	16-Feb-17
68	ICICI Bank	0393BGR0026518	9-Jun-17	59,744.00	31-Oct-18	24136/TE-620/SO-186/TPC	14-Feb-17
69	ICICI Bank	0393BGR0026718	9-Jun-17	56,862.00	31-Oct-18	24136/TE-617/SO-193/TPC	15-Feb-17
70	ICICI Bank	0393BGR0026818	9-Jun-17	55,275.00	31-Oct-18	24136/TE-614/SO-190/TPC	15-Feb-17
71	ICICI Bank	0393BGR0027118	9-Jun-17	67,795.00	31-Oct-18	24136/TE-613/SO-188/TPC	14-Feb-17
72	ICICI Bank	0393BGR0027518	9-Jun-17	62,394.00	30-Nov-18	24136/TE-324/SO-213/TPC	23-Mar-17
73	ICICI Bank	0393BGR0027018	8-Jun-17	58,411.00	31-Oct-18	24136/TE-606/SO-187/TPC	14-Feb-17
74	ICICI Bank	0393BGR0027818	9-Jun-17	64,841.00	31-Oct-18	24136/TE-616/SO-194/TPC	15-Feb-17
75	ICICI Bank	0393BGR0026918	9-Jun-17	87,969.00	31-Oct-18	24136/TE-581/SO-192/TPC	15-Feb-17
76	ICICI Bank	0393BGR0026618	9-Jun-17	9,689.00	31-Oct-18	24136/TE-487/SO-183/TPC	10-Feb-17
77	ICICI Bank	0393BGR0027218	9-Jun-17	51,854.00	31-Oct-18	24136/TE-588/SO-198/TPC	20-Feb-17
78	ICICI Bank	0393BGR0027618	9-Jun-17	65,135.00	30-Nov-18	24136/TE-603/SO-225/TPC	31-Mar-17
79	ICICI Bank	0393BGR0030118	14-Jun-17	534,145.00	6-Nov-18	54291/CAT'A'/PR/Tata Cummins Eng 6BT/C-1103, C-1110 & C-1113/AT - 1335/DGBR/E4 Inv Ind	30-10-2015
80	ICICI Bank	0393BGR0023717	29-Aug-17	26,271.00	31-Mar-19	24136/DP-1410LV7/TMB/SO-03/16-174	18-04-2016
81	ICICI Bank	0393BGR0065018	16-Sep-17	49,399.00	30-Dec-18	24136/TE-653/SO-18/TPC	29-Apr-17
82	ICICI Bank	0393BGR0064518	16-Sep-17	51,597.00	31-Oct-18	24136/TE-514/SO-17/TPC	29-Apr-17
83	ICICI Bank	0393BGR0064418	16-Sep-17	193,032.00	31-Oct-18	24136/TE-641/SO-14/TPC	29-Apr-17
84	ICICI Bank	0393BGR0064918	16-Sep-17	147,350.00	30-Dec-18	24136/TE-663/SO-13/TPC	29-Apr-17
85	ICICI Bank	0393BGR0065318	16-Sep-17	91,922.00	30-Dec-18	24136/TE-645/SO-15/TPC	29-Apr-17
86	ICICI Bank	0393BGR0064618	16-Sep-17	591,780.00	30-Dec-18	24136/TE-656/SO-12/TPC	29-Apr-17
87	ICICI Bank	0393BGR0065118	16-Sep-17	48,841.00	31-Dec-18	24136/TE-601/SO-03/TPC	29-Apr-17
88	ICICI Bank	0393BGR0064818	16-Sep-17	51,578.00	31-Dec-18	24136/TE-659/SO-11/TPC	29-Apr-17
89	ICICI Bank	0393BGR0064718	16-Sep-17	62,477.00	30-Dec-18	24136/TE-664/SO-16/TPC	29-Apr-17
90	ICICI Bank	0393BGR0065218	16-Sep-17	74,483.00	30-Dec-18	24136/TE-615/SO-02/TPC	29-Apr-17
91	ICICI Bank	0393BGR0066618	20-Sep-17	103,533.00	30-Jan-19	24136/TE-696/SO-30/TPC	6-May-17
92	ICICI Bank	0393BGR0066818	20-Sep-17	153,456.00	30-Dec-18	24136/TE-660/SO-22/TPC	29-Apr-17
93	ICICI Bank	0393BGR0066418	20-Sep-17	49,463.00	31-Dec-18	24136/TE-655/SO-27/TPC	29-Apr-17
94	ICICI Bank	0393BGR0066918	20-Sep-17	100,054.00	30-Dec-18	24136/TE-658/SO-21/TPC	29-Apr-17
95	ICICI Bank	0393BGR0067018	20-Sep-17	56,499.00	30-Dec-18	24136/TE-665/SO-28/TPC	29-Apr-17
96	ICICI Bank	0393BGR0067118	20-Sep-17	65,115.00	30-Dec-18	24136/TE-657/SO-20/TPC	29-Apr-17
97	ICICI Bank	0393BGR0066518	20-Sep-17	54,419.00	30-Jan-19	24136/TE-697/SO-38/TPC	9-May-17
98	ICICI Bank	0393BGR0067218	20-Sep-17	119,191.00	30-Dec-18	24136/TE-647/SO-19/TPC	29-Apr-17
99	ICICI Bank	0393BGR0066718	20-Sep-17	117,190.00	30-Jan-19	24136/TE-688/SO-29/TPC	6-May-17
100	ICICI Bank	0393BGR0067318	20-Sep-17	1,046,500.00	23-Jul-20	40011/TPC/OS/CV/TE/A/12618/TATA ARMY BUS/BS-III//2017-18/SO-12	29-Aug-17
101	ICICI Bank	0393BGR0099118	4-Dec-17	866,903.00	30-Jan-19	24136/TE-512/SO-33/TPC	28-Nov-17
102	ICICI Bank	0393BGR0099218	4-Dec-17	51,068.00	30-Jan-19	24136/TE-695/SO-39/TPC	23-Mar-17
103	ICICI Bank	0393BGR0099318	4-Dec-17	27,442.00	30-Jan-19	24136/TE-677/SO-46/TPC	2-Mar-17
104	ICICI Bank	0393BGR0099618	4-Dec-17	44,559.00	30-Jan-19	24136/TE-694/SO-49/TPC	23-Mar-17
105	ICICI Bank	0393BGR0099518	4-Dec-17	116,827.00	30-Jan-19	24136/TE-728/SO-78/TPC	12-Jun-17
106	ICICI Bank	0393BGR0099418	4-Dec-17	47,579.00	30-Jan-19	24136/TE-729/SO-79/TPC	14-Jun-17
107	ICICI Bank	0393BG00031818	4-Dec-17	32,335.00	31-Oct-19	24136/TE-721/SO-83/TPC	12-Jun-17
108	ICICI Bank	0393BGR0100118	5-Dec-17	165,655.00	31-Oct-19	24136/TE-715/SO-84/TPC	14-Jun-17
109	ICICI Bank	0393BGR0099718	5-Dec-17	121,772.00	30-Nov-19	24136/TE-679/SO-85/TPC	26-Jun-17
110	ICICI Bank	0393BGR0100318	5-Dec-17	29,758.00	30-Nov-19	24136/TE-661/SO-87/TPC	26-Jun-17
111	ICICI Bank	0393BGR0100218	5-Dec-17	38,400.00	9-Dec-18	24136/DP-980/LV7/TATA/SO-595/16-17	23-Sep-16
112	ICICI Bank	0393BGR0098818	4-Dec-17	39,725.00	9-Dec-18	24136/DP-981/LV7/TATA/SO-596/16-17	23-Sep-17
113	ICICI Bank	0393BGR0098918	4-Dec-17	43,161.00	9-Dec-18	24136/DP-982/LV7/TATA/SO-597/16-17	23-Sep-17
114	ICICI Bank	0393BGR0099018	4-Dec-17	47,604.00	9-Dec-18	24136/DP-983/LV7/TATA/SO-598/16-17	23-Sep-17
115	ICICI Bank	0393BGR0100018	5-Dec-17	72,177.00	30-Nov-19	24136/TE-02/LV7/TMB/SO-108/LP/17-18	8-Aug-17

TATA MOTORS

Sl No	Bank	BG No	BG Dtd	BG Amount	Exp Dtd	SO NO	SO Dtd
116	ICICI Bank	0393BGR0100218	5-Dec-17	36,747.00	30-Dec-19	24136/TE-34/LV7/TMB/SO-160(A)/LP/17-18	4-Sep-17
117	ICICI Bank	0393BGR0099918	5-Dec-17	86,529.00	30-Nov-19	24136/TE-25/LV7/TATA/SO-144/LP/17-18	16-Aug-17
118	ICICI Bank	0393BGR0027318	9-Jun-17	29,011.00	18-May-19	24136/TE-289/LV7/TMB/SO-282/LP/17-18	18-Feb-17
119	ICICI Bank	0393BGR0023817	20-May-16	11,525.00	24-Dec-18	24136/DP-1278/LV7/TMB/SO-07/16-17	7-Jan-16
120	ICICI Bank	0393BGR0093817	19-Oct-16	133,847.00	8-Feb-18	24136/RFP-14/LV7/TMB/SO/16-17	7-Jan-16
121	ICICI Bank	0393BGR0094017	19-Oct-16	56,456.00	8-Feb-18	24136/RFP-12/LV7/TMB/SO/16-17	7-Jan-16
122	ICICI Bank	0393BGR0093917	19-Oct-17	84,324.00	8-Feb-18	24136/RFP-16/LV7/TMB/SO/16-17	11-Jan-16
123	ICICI Bank	0393BGR0021717	11-Dec-17	22,953.00	31-Dec-20	24136/DP-1405/LV7/TMB/SO-01/16-17	18-Apr-16
124	ICICI Bank	0393BGR0023417	11-Dec-17	13,164.00	31-Dec-20	24136/DP-1413/LV7/TMB/SO-02/16-17	18-Apr-16
125	ICICI Bank	0393BGR0021617	11-Dec-17	14,054.00	31-Dec-20	24136/DP-1391/LV7/TMB/SO-04/16-17	18-Apr-16
126	ICICI Bank	0393BGR0021517	11-Dec-17	5,238.00	31-Dec-20	24136/DP-1371/LV7/TMB/SO-05/16-17	18-Apr-16
127	ICICI Bank	0393BGR0023617	11-Dec-17	7,475.00	31-Dec-20	24136/DP-1357/LV7/TMB/SO-08/16-17	18-Apr-16
128	ICICI Bank	0393BGR0021317	11-Dec-17	5,401.00	31-Dec-20	24136/DP-1351/LV7/TMB/SO-09/16-17	18-Apr-16
129	ICICI Bank	0393BGR0023917	14-Dec-17	12,498.00	31-Dec-20	24136/DP-1282/LV7/TMB/SO-254/16-17	31-Mar-16
130	ICICI Bank	0393BGR0102718	11-Dec-17	43,314.00	30-Jan-20	24136/TE-684/SO-103/TPC	24-Nov-17
131	ICICI Bank	0393BGR0102518	11-Dec-17	24,852.00	30-Jan-20	24136/TE-843/SO-104/TPC	24-Nov-17
132	ICICI Bank	0393BGR0102618	11-Dec-17	317,993.00	30-Jan-20	24136/TE-719/SO-108/TPC	24-Nov-17
133	ICICI Bank	0393BGR0102818	11-Dec-17	94,065.00	30-Dec-18	24136/TE-646/SO-10/TPC	29-Apr-17
134	ICICI Bank	0393BGR0099818	5-Dec-17	151,982.00	30-Nov-19	24136/TE-733/SO-92/TPC	30-Nov-17
135	ICICI Bank	0393BGR0102418	11-Dec-17	757,552.00	30-Jan-19	54291/CAT'A'/ENGINE ASSY/TATA/SO-1399/DGBR/E4 INV IND	30-11-2017
				28,950,838.00			

PART B

Fin Year	Bank	Guarantee Number	Cost Centre	Issue/ Extn Dt.	Amount O/S	Favouring	End Date
2014-2015	IDBI bank	150004IBGB00004	1410017	12-Jan-15	30,000,000.00	Jt. Secretary and Aquisation Manager, Ministry of Defence, DHQ, New delhi. 110011	30-Oct-18
2015-2016	SBI	0999515BG0000772	1410017	16-Apr-15	1,063,756,912.00	GOI, Ministry of Defence, New Delhi 110010	31-Dec-17
2016-2017	SBI	0999515BG0000796	1410017	21-Apr-15	354,585,638.00	GOI, Ministry of Defence, New Delhi 110010	30-Sep-19
2015-2016	SBI	0999515BG0000882	1410017	8-May-15	4,910,000.00	Bharat Electronics Ltd., Bharat Nagar, P O Ghaziabad- 201010	10-Oct-17
2015-2016	ICICI Bank	0393BG00034216	1410017	18-Jun-15	2,437,054.00	Chief officer, Directorate of procurement, Air HQ, Vayu Bhavan, Rafi Marg, ND	19-Sep-18
2015-2016	ICICI Bank	0393BG00056516	1410017	29-Jul-15	2,000,000.00	M/s Bharat Electronics Ltd., Outer Ring Road, Bangalore-560045	30-Jan-18
2015-2016	ICICI Bank	0393BG00072916	1410017	1-Sep-15	16,820,632.50	The Director General Border Roads, Seema Sadak Bhavan, New Delhi- 110010	31-Mar-18
2015-2016	SBI	0999516BG0000318	1410017	12-Feb-16	430,463.00	The DIG of Police, Maharashtra State, Shahid Bhagat Singh Road, Colaba, Mumbai 400001	15-Feb-19
2015-2016	SBI	0999516BG0000317	1410017	12-Feb-16	1,147,901.00	The DIG of Police, Maharashtra State, Shahid Bhagat Singh Road, Colaba, Mumbai 400001	15-Feb-19
2015-2016	SBI	0999516BG0000445	1410017	4-Mar-16	51,718.00	The President of India, Through General Manager, Ammunition Factory, Khadki	30-Aug-18
2015-2016	SBI	0999516BG0000443	1410017	4-Mar-16	94,206.00	The President of India, Through General Manager, Ammunition Factory, Khadki	30-Aug-18
2017-2018	SBI	0999516BG0000756	1410017	6-Apr-16	529,164,263.00	Gov. of India, Ministry of Defence, South Block, New Delhi-110010	31-Mar-19
2017-2018	SBI	0999516BG0000758	1410017	6-Apr-16	176,388,088.00	Gov. of India, Ministry of Defence, South Block, New Delhi-110010	31-Dec-20
2016-2017	ICICI Bank	0393BGR0004317	1410017	20-Apr-16	5,564,434.00	The Superintendent of police (Telecom), TheHQ, Chimpu, Itanagar, Arunachal Pradesh- 791113	30-Jun-17
2016-2017	SBI	0999516BG0000885	1410017	22-Apr-16	50,000,000.00	Jt. Secretary and Acquisition Manager, Ministry of Defence, Sena Bhavan, DHQ PO New Delhi- 110011	31-May-19
2016-2017	SBI	0999516BG0000896	1410017	22-Apr-16	2,117,810.00	The office of DIG of Police, Gujrat State, Police Bhavan, Sec 18-Gandhinagar	28-Mar-18
2016-2017	SBI	0999516BG0000895	1410017	22-Apr-16	539,936.00	The office of DIG of Police, Gujrat State, Police Bhavan, Sec 18-Gandhinagar	28-Mar-18
2016-2017	SBI	0999516BG0000884	1410017	22-Apr-16	2,200,000.00	The Special Branch Police HQ, Madhya Pradesh, Bhopal- 462008	30-Mar-19
2016-2017	SBI	0999516BG0000886	1410017	22-Apr-16	2,800,000.00	The Special Branch Police HQ, Madhya Pradesh, Bhopal- 462008	14-Feb-19
2016-2017	SBI	0999516BG0001009	1410017	12-May-16	1,203,221.00	M/s Bharat Electricals Limited, Jahanballi, Bangalore- 560013	25-Dec-17
2017-2018	SBI	0999516BG0001059	1410017	23-May-16	354,585,638.00	Govt. of India, Ministry of Defence, New Delhi. 110010	31-Mar-20
2016-2017	SBI	0999516BG0001183	1410017	9-Jun-16	1,776,000.00	The Director, S & D, Haryana, S.C.O- 09, Sec 16, Panchkula-134109, Haryana	31-Dec-18
2016-2017	SBI	0999516BG0001367	1410017	8-Jul-16	1,164,431.00	DTE General of Ordance Services, Master General of Ordance Branch, MOD (Army), N D 110001	30-Nov-18

TATA

Fin Year	Bank	Guarantee Number	Cost Centre	Issue/ Extn Dt.	Amount O/S	Favouring	End Date
2016-2017	SBI	0999516BG0001605	1410017	19-Aug-16	7,546,331.00	GOI, Ministry of Defence, The Director Programe AD, C/O DRDL, Kanchanbagh (P O), Hyderabad	29-May-18
2017/2018	ICICI Bank	0393BG00014114	1410017	1-Oct-16	2,549,461.00	Bharat Electronics, Bharat Nagar, PO Ghaziabad- 201010- UP	31-Mar-18
2017/2018	ICICI Bank	0393BG00014014	1410017	1-Oct-16	2,624,384.00	Bharat Electronics, Bharat Nagar, PO Ghaziabad- 201010- UP	31-Mar-18
2016-2017	SBI	0999516BG0002073	1410017	19-Oct-16	50,000,000.00	Jt. Secretory and Acquisition Manager, Ministry of Defence, Sena Bhavan, DHQ PO New Delhi- 110011	31-Oct-19
2016-2017	SBI	0999516BG0002488	1410017	15-Dec-16	1,832,400.00	The Director General, CISF, CGO Complex, Lodhi Road, New Delhi.	10-Feb-19
2016-2017	SBI	0999517BG0000072	1410017	13-Jan-17	300,000.00	The Inspector General of Police (Prov), Police HQ, Patna- 800001, Bihar	31-Dec-17
2016-2017	SBI	0999517BG0000111	1410017	20-Jan-17	1,955,117.00	The Dy. General Manager, Purchase Dept., Bharat Elec. Ltd., I E Nacharam, Hyderabad	30-Mar-20
2016-2017	SBI	0999517BG0000259	1410017	8-Feb-17	900,000.00	The Director, Research Centre Imarat, Defence Research & Dev., Hyderabad 500 069	31-Dec-17
2016-2017	SBI	0999517BG0000260	1410017	8-Feb-17	300,000.00	Head MMG, Advance Naval Systems Prog., Defence Research, Hyderabad	31-Dec-17
2016-2017	SBI	0999517BG0000352	1410017	22-Feb-17	1,358,290.00	The Dy General Manager, Purchase Dept., Bharat Electronics Ltd., I E Nacharam, Hyderabad 500076	30-Apr-20
2016-2017	SBI	0999517BG0000350	1410017	22-Feb-17	80,698.00	The Director, Dept. of Space, Vikram Sarabhai Space Center, Thiruvananthapuram 695022, Kerala	15-Jun-18
2016-2017	IDBI bank	140004IBGP00223	1410017	1-Apr-17	475,780.00	IG Stores central Plant- GAD, Bharat Electronics Ltd. Bharat Nagar- Ghaziabad- 201010 UP	31-Mar-18
2017/2018	ICICI Bank	0393BGR0007818	1410017	20-Apr-17	4,310,000.00	Dy. Commissioner of Police (Prov. & Logistics), Delhi Police, 5 Rajpur Road, Delhi- 54	31-Dec-17
2017-2018	SBI	0999517BG0000865	1410017	24-Apr-17	176,727,404.00	The Jt. Secretary & Acquisition Manager, Ministry of Defence, New Delhi- 110011	30-Sep-22
2017-2018	SBI	0999517BG0001324	1410017	20-Jun-17	30,000,000.00	Through the Director, CVRDE, Avadi, Chennai- 600 054, Tamil Nadu	30-Jun-22
2017-2018	SBI	0999517BG0001334	1410017	21-Jun-17	3,908,760.00	Through the Director, Ministry of Defence, VRDE, Vahan Nagar PO, Ahmednagar- 414006	30-Sep-18
2017/2018	ICICI Bank	0393BGR0033818	1410017	22-Jun-17	33,115,693.00	ADG OS (CV), DTE General of Ordnance Br., Integrated HQ, MOD Army, New Delhi	30-Apr-20
2017/2018	ICICI Bank	0393BGR0049918	1410017	14-Aug-17	70,000,000.00	Director, CVRDE, Avadi, Chennai 600054	31-Mar-18
2017-2018	SBI	0999517BG0001629	1425000	16-Aug-17	2,407,880.00	The Dy. General Manager, Purchase Dept., Bharat Electronics, I E Nacharam, Hyderabad- 500076	31-Mar-20
2016-2017	IDBI bank	150004IBGB00001	1410017	20-Aug-17	10,000,000.00	Jt. Secretary and Aquisition Manager, Ministry of Defence, DHQ, New Delhi. 110011	19-Aug-18
2017-2018	SBI	0999517BG0001728	1410017	5-Sep-17	10,050,000.00	DDO, FHQ, BSF, Block No. 10 CGO Complex, Lodhi Road, New Delhi 110003	30-Sep-18
2017-2018	SBI	0999517BG0001774	1425000	11-Sep-17	5,721,286.00	The Ministry of Defence, GOI, By Bharat Elec. Ltd., I E Nacharam, Hyderabad.	31-Dec-20
2017-2018	SBI	0999517BG0001949	1410017	29-Sep-17	264,000.00	The Director, DRDL POST Kanchanbag, Hyderabad 500058	31-May-18
2017/2018	ICICI Bank	0393BGR0071518	1410017	29-Sep-17	2,000,000.00	Dte. General of ordanance services, DDG OS, DHQ PO, New Delhi	5-Apr-18
2017/2018	ICICI Bank	0393BGR0073918	1410017	6-Oct-17	127,650.00	RCI Hyderabad	31-Mar-18
2017-2018	SBI	0999517BG0002084	1410017	16-Oct-17	2,700,000.00	Directorate General of Ordnance Services, Master Gen of Ordnance, Branch	30-Apr-18
2017-2018	SBI	0999517BG0002085	1410017	16-Oct-17	4,000,000.00	Directorate General of Ordnance Services, Master Gen of Ordnance, Branch	30-Apr-18
2017-2018	SBI	0999517BG0002189	1410017	3-Nov-17	25,100,000.00	Directorate General of Ordnance Services, Master Gen of Ordnance,Branch	6-May-18
2017-2018	SBI	0999517BG0002188	1410017	3-Nov-17	59,684,960.00	Directorate General of Ordnance Services, Master Gen of Ordnance, Branch	8-Aug-20
2017/2018	ICICI Bank	0393BGR0104518	1410017	14-Dec-17	15,498,708.00	ADG OS (CV) Dte General of Ordnance Services,Master General of Ordnance Branch	12-Aug-20
2017/2018	ICICI Bank	0393BGR0106218	1410017	19-Dec-17	137,267.00	SPIC DRDO	30-Jun-18
2017-2018	SBI	0999517BG0002506	1410017	20-Dec-17	265,000.00	The Director, Supplies & Disposals, Haryana	30-Jun-19
2017-2018	SBI	0999517BG0002449	1410017	11-Dec-17	1,375,500.00	Bihar Police	31-Dec-18
2017-2018	SBI	0999517BG0002026	1410017	10-Oct-17	8,721,440.00	R&D Dighi	31-Dec-21
					3,139,776,354.50		

Customer Name	Guarantee No	Cur	Date	Amount	Beneficiary	Due Date
TATA MOTORS LIMITED	0999517FG0002417	USD	5-Dec-17	361,500.00	THE DIRECTORATE OF PROCURE	9/30/2018
TATA MOTORS LIMITED	0999517FG0002443	USD	11-Dec-17	580,000.00	THE DIRECTORATE OF PROCURE	9/30/2018

VORA & ASSOCIATES CHARTERED ACCOUNTANTS ANNEXURE B1 101-103, REWA CHAMBERS 31, NEW MARINE LINES MUMBAI - 400 020. INDIA MAYURA, VORA F.C.A. BHARAT B. CHOVATIA F.C. A. DISA SUHAS S. PARANJPE F.C.A., DISA KINNARI M. VORA F.C.A. BHAKTl M. VORA F.C.A., DISA RONAK A. RAMBHIA F.C.A., DISA 022-22005933-22005934 022-22063289-66155599 www.cavoras.com office@cavoras.com cavoras@gmail.com Ref: MAV:18/TML:1040 February 13, 2018 To Board of Directors Tata Motors Limited Bombay House 24, Homi Mody Street Mumbai - 400 001 India Sub: Valuation of Defence Division of Tata Motors Limited Dear Sirs, We refer to our engagement letter dated 30 January 2018 and subsequent discussions we had with you, whereby Tata Motors Limited (‘TML’ or 'the Company’) has requested Vora & Associates ('Valuer’ or we’ or 'us') to carry out valuation of the defence business of TML ('TMLD') as at 31 December 2017. SCOPE AND PURPOSE OF THIS REPORT TML, part of the Tata Group, is primarily engaged in the manufacture and sale of all types of commercial and passenger vehicles with operations in over 175 countries. The Company inter-alia manufactures and sells passenger cars, utility vehicles, light commercial vehicles, medium and heavy commercial vehicles and defence vehicles. TML's securities are listed on the Bombay Stock Exchange Ltd. ('BSE1) and National Stock Exchange of India Ltd. (‘NSE’). Further, the American Depositary Shares ('ADSs') are listed on the New York Stock Exchange ('NYSE') while Global Depositary Shares ('GDSs') are listed on the Luxembourg Stock Exchange and also traded on the London Stock Exchange. TMLD is primarily engaged in the manufacture of infantry combat vehicles and light armored multi-role vehicles. The existing business of TMLD mainly comprises of passenger and commercial vehicles supplied to the Indian armed forces, and exports. The cabin and chassis of such vehicles is produced by TML using the existing production facilities at its plants, while value added components and modifications are outsourced to external vendors. TMLD is also bidding for various specialized defence projects, which are expected to materialize in future. Design, development and production for such defence projects is expected to be specialized, with only limited dependence on TML's existing facilities. We understand that the management of TML ('Management') is evaluating a proposal for sale of TMLD on a slump sale basis pursuant to a proposed Scheme of Arrangement under Sections 230 - 232 of the Companies Act 2013 ('Proposed Transaction'). For the aforesaid purpose, TML has requested us to submit a report setting out the enterprise value of TMLD ('Valuation'), as at 31 December 2017 ('Valuation Date')

VORA & ASSOCIATES CHARTERED ACCOUNTANTS ANNEXURE B1 101-103, REWA CHAMBERS 31, NEW MARINE LINES MUMBAI - 400 020. INDIA MAYURA, VORA F.C.A. BHARAT B. CHOVATIA F.C. A. DISA SUHAS S. PARANJPE F.C.A., DISA KINNARI M. VORA F.C.A. BHAKTl M. VORA F.C.A., DISA RONAK A. RAMBHIA F.C.A., DISA 022-22005933-22005934 022-22063289-66155599 www.cavoras.com office@cavoras.com cavoras@gmail.com As agreed with you, we have presented the Valuation at enterprise level and accordingly, n0 adjustment for debt and cash has been carried out We have been provided with summarised historical financial information on TMLD upto 31 December 2017. Our analysis does not factor impact of any event which is unusual or not in the normal course of business. We have relied on the above while carrying out the Valuation. This report ('Report') is subject to the scope, assumptions, exclusions, limitations and disclaimers detailed hereinafter. As such, the Report is to be read in totality, and not in parts, in conjunction with the relevant documents referred to therein. SOURCES OF INFORMATION In connection with this exercise, we have used the following information received from the Management and / or gathered from public domain: Summarised financial information on TMLD relating to net asset values of various projects as on 31 December 2017. We understand that separate divisional financial statements are not prepared; High-level projected financial information for TMLD, provided to us by the Management as its best estimates as to the expected operating performance (‘Management Projections'). This consists of projected profit and loss statement for the existing value added segment of TMLD for the period FY18 to FY22, and high level revenue estimates with respect to the specialised defence projects that are to be transferred. We understand that detailed financial projections are not available, due to no clear visibility on volume, timing of projects, margins, development and capital expenditure needed for implementation, etc, Projected balance sheets were also not available; Interviews and correspondence with the Management; Secondary research and market data on comparable companies and information on recent transactions, to the extent readily available; and Such other analysis, reviews and enquiries, as we considered relevant. TML has been provided with the opportunity to review the draft report (excluding the recommended value) as part of our standard practice to make sure that factual inaccuracies / omissions are avoided in our final report. SCOPE LIMITATIONS, ASSUMPTIONS, QUALIFICATIONS, EXCLUSIONS AND DISCLAIMERS Provision of valuation opinions and consideration of the issues described herein are areas of our regular practice. The services do not represent accounting, assurance, accounting / tax due diligence, consulting or tax related services that may otherwise be provided by us or our affiliates. This Report, its contents and the results herein are specific to (i) the purpose of valuation agreed as per the terms of our engagement; (ii) the date of this Report and (iii) financial information relating to TMLD as at 31 December 2017, and other information provided by the Management on key events after 31 December 2017 till the date of the Report

TATA MOTORS

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT B. CHOVATIA F.C.A., DISA
SUHAS S. PARANJPE F.C.A., DISA
KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
ROHAKA RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA
022-2200 5933 - 2200 5934
022-2206 3289 - 6615 5599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

The Management has represented that the business activities of TMLD have been carried out in the normal and ordinary course between 31 December 2017 and the Report date and that no material adverse change has occurred in the division's operations and financial position between 31 December 2017 and the Report date.

An analysis of this nature is necessarily based on the prevailing stock market, financial, economic and other conditions in general and industry trends in particular as in effect on, and the information made available to us as of, the date hereof. Events and transactions occurring after the date hereof may affect this Report and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Report.

The ultimate analysis will have to be tempered by the exercise of judicious discretion by the Valuer and judgment taking into account all the relevant factors. There will always be several factors, e.g. management capability, present and prospective competition, yield on comparable securities, market sentiment, etc. which are not evident from the face of the balance sheets but which will strongly influence the worth of a share/ business. This concept is also recognised in judicial decisions.

The recommendation(s) rendered in this Report only represent our recommendation(s) based upon information furnished by TML (or its executives/ representatives) and other sources and the said recommendation(s) shall be considered to be in the nature of non-binding advice (our recommendation will however not be used for advising anybody to take a buy or sell decision, for which specific opinion needs to be taken from expert advisors). We have no obligation to update this Report.

The Value Analysis is required solely for non-financial reporting purposes and would not be used to determine the carrying value of the relevant assets/ (liability) in any financial statement that the Valuer would be auditing.

Valuation is not a precise science and the conclusions arrived at in many cases will, of necessity, be subjective and dependent on the exercise of individual judgement. There is, therefore, no single undisputed value. While we have provided our recommendation of the Valuation based on the information available to us and within the scope of our engagement, others may have a different opinion. The final responsibility for value at which the Proposed Transaction shall take place will be with the Board of Directors of TML, who should take into account other factors such as their own assessment of the proposed Transaction and input of other advisors.

Valuation is based on estimates of future financial performance or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted. Actual results achieved during the period covered by the prospective financial analysis will vary from these estimates, and the variations may be material. Consequently, this information cannot be relied upon to the same extent as that derived from audited accounts for completed accounting periods. We express no opinion as to how closely the actual results will correspond to the results projected.

3 | Page

VORA & ASSOCIATES CHARTERED ACCOUNTANTS ANNEXURE B1 101-103, REWA CHAMBERS 31, NEW MARINE LINES MUMBAI - 400 020. INDIA MAYURA, VORA F.C.A. BHARAT B. CHOVATIA F.C. A. DISA SUHAS S. PARANJPE F.C.A., DISA KINNARI M. VORA F.C.A. BHAKTl M. VORA F.C.A., DISA RONAK A. RAMBHIA F.C.A., DISA 022-22005933-22005934 022-22063289-66155599 www.cavoras.com office@cavoras.com cavoras@gmail.com In the course of the Valuation, we were provided with both written and verbal information, including market, financial and operating data. In accordance with the terms of our engagement, we have assumed and relied upon, without independent verification, (i) the accuracy of the information that was publicly available and was considered as part of our analysis for this Report and (ii) the accuracy of information made available to us by TML. In accordance with our work order and in accordance with the customary approach adopted in valuation exercises, we have not audited, reviewed or otherwise investigated the historical financial information provided to us. We have not independently investigated or otherwise verified the data provided by TML, Accordingly, we do not express an opinion or offer any form of assurance regarding the truth and fairness of the financial position as indicated in the financial statements. Also, with respect to explanations and information sought from TML, we have been given to understand by the Management that they have not omitted any relevant and material factors about TMLD. Our conclusions are based on the assumptions and information given by / on behalf of TML and reliance on public information. The Management has indicated to us that they have understood that any omissions, inaccuracies or misstatements may materially affect our valuation analysis / results. Accordingly, we assume no responsibility for any errors in the information furnished by TML and their impact on the Report. Nothing has came to our attention to indicate that the information provided was materially / incorrect or would not afford reasonable grounds upon which to base the Report. The Report assumes that TML complies fully with relevant laws and regulations applicable in alt its areas of operations unless otherwise stated, and that the business of TMLD will be managed in a competent and responsible manner. Further, except as specifically stated to the contrary, this Valuation Report has given no consideration to matters of a legal nature, including issues of legal title and compliance with local laws, and litigation and other contingent liabilities that are not disclosed as part of the financial information relating to TMLD. Our conclusion of value assumes that the capital employed for TMLD, as prepared and presented by the Management, remains intact as of the Report date. Our scope of work did not include checking the adequacy of the financial information relating to TMLD, and this is the responsibility of the Management and we have assumed such information to be correct We are not advisors with respect to accounting, legal, tax and regulatory matters for the Proposed Transaction. This Report does not look into the business / commercial reasons behind the Proposed Transaction nor the likely benefits arising out of the same. Similarly, it does not address the relative merits of the Proposed Transaction as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. No investigation of TML / TMLD's claim to title of assets has been made for the purpose of this Report and TML / TMLD’s claim to such rights has been assumed to be valid. No consideration has been given to liens or encumbrances against the assets (the Management represented that there are no borrowings specific to TMLD). Therefore, no responsibility is assumed for matters of a legal nature. The fee for the engagement is not contingent upon the results reported.

TATA MOTORS

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT B. CHOVATIA F.C.A., DISA
SURAS S. PARANJPE F.C.A., DISA
KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
RONAK A. RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA
022-2200 5933 - 2200 5934
022-2206 3289 - 6615 5599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

We owe responsibility to only the Board of Directors of TML that has appointed us under the terms of our engagement letter, and nobody else. We will not be liable for any losses, claims, damages or liabilities arising out of the actions taken, omissions of or advice given by any other advisor to TML. In no event shall we be liable for any loss, damages, cost or expenses arising in any way from fraudulent acts, misrepresentations or willful default on part of TML, its directors, employees or agents. Unless specifically agreed, in no circumstances shall the liability of the Valuer, its partners, its directors or employees, relating to the services provided in connection with the engagement set out in this Report, exceed the amount paid to the Valuer in respect of the fees charged by it for these services.

We do not accept any liability to any third party in relation to the issue of this Report. It is understood that this analysis does not represent a fairness opinion on the Valuation. This Report is not a substitute for the third party's own due diligence / appraisal / enquiries / independent advice that the third party should undertake for his purpose.

This Valuation Report is subject to the laws of India.

Neither the Valuation Report nor its contents may be referred to or quoted in any registration statement, prospectus, offering memorandum, annual report, loan agreement or other agreement or document given to third parties, other than in connection with the proposed Scheme, without our prior written consent except for disclosures to be made to relevant regulatory authorities including Registrar of Companies and National Company Law Tribunal and other judicial, regulatory or government authorities, in connection with the Transaction. In addition, this Report does not in any manner address the prices at which equity shares of TML may trade following announcement of the Proposed Transaction and we express no opinion or recommendation as to how the shareholders of TML should vote at any shareholders' meeting(s) to be held in connection with the Proposed Transaction.

APPROACH & METHODOLOGY

It should be understood that the valuation of any company / business or its assets is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing our analysis, we made numerous assumptions with respect to industry performance and general business and economic conditions, many of which are beyond the control of TML. Further, this Valuation will fluctuate with lapse of time, changes in prevailing market conditions, the conditions and prospects, financial and otherwise, of TMLD, and other factors which generally influence the valuation of companies and their assets.

The Scheme contemplates the transfer of TMLD on a slump sale basis, comprising of the value added segment of the existing business, as well as the specialized defence projects excluding the Futuristic Infantry Combat Vehicle ('FICV') project, for which TML is one of the shortlisted bidders. Following completion of the Proposed Transaction, production of the cabin and chassis would be subcontracted to TML on transfer pricing compliant terms. The transfer would require determining the fair value of TMLD on the above basis.

VORA & ASSOCIATES CHARTERED ACCOUNTANTS MAYUR A. VORA F.C.A. F.C.A. BHAKTI M. VORA F.C.A., DISA RONAKA RAMBHIA F.C.A., DISA 022-2200 5933 - 2200 5934 BHARAT B. CHOVATIA F.C.A., DISA SUHAS S. PARANJPE F.C.A., DISA KINNARI M. VORA 022-22063289-66155599 www.cavoras.com office@cavoras.com cavoras@gmail.com 101-103.-REWA-CHAMBERS 31. NEW MARINE LINES MUMBAI-400 020. INDIA The Scheme contemplates the transfer of TMLD on a slump sale basis, comprising of the value added segment of the existing business, as well as the specialized defence projects. The following are commonly used and accepted methods for determining the valuation of a company / business: 1. Market Approach Market Price method b Comparable Companies Quoted Multiples method c. Comparable Companies Transaction Multiples method2 Income Approach - Discounted Cash Flows method 3. Asset Approach - Net Asset Value method1. Market Approach Market Price Method The market price of an equity share as quoted on a stock exchange is normally considered as the value of the equity shares of that company where such quotations are arising from the shares being regularly and freely traded in, subject to the element of speculative support that may be inbuilt in the value of the shares. But there could be situations where the value of the share as quoted on the stock market would not be regarded as a proper index of the fair value of the share, especially where the market values are fluctuating in a volatile capital market. Further, in the case of an amalgamation, where there is a question of evaluating the shares of one company against those of another, the volume of transactions and the number of shares available for trading on the stock exchange over a reasonable period would have to be of a comparable standard.TMLD, being a division, does not have equity shares listed on any recognised stock exchange in India. Accordingly, the Market Price Method has not been adopted for the Valuation. Comparable Companies' Quoted Multiple (’CCM’) Method Under this method, value of the equity shares of a company is arrived at by using multiples derived from valuations of comparable companies, as manifest through stock market valuations of listed companies. This valuation is based on the principle that market valuations, taking place between informed buyers and informed sellers, incorporate all factors relevant to valuation. Relevant multiples need to be chosen carefully and adjusted for differences between the circumstances. TMLD primarily caters to specific needs of the Indian Defence Sector and are currently at various stages of development. While there are certain listed companies in India whose operations include supply of equipment and solutions in the defence sector, most of these companies are large in size and have established and diversified operations. The existing value added segment of TMLD is small, and also not profitable. Further, the specialized defence projects are yet to commence and there is limited visibility in terms of revenue and profits. Considering the aforementioned, we have not adopted the CCM approach for the purpose of the Valuation.

TATA MOTORS

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT B. CHOVATA F.C.A., DISA
SUHAS S. PARANJPE F.C.A., DISA

KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
ROSAK A. RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA
022-2200 5933 - 2200 5934
022-2206 3289 - 6615 5599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

c. Comparable Companies' Transaction Multiple ('CTM') Method

Under this method, value of the equity shares of a company / business is arrived at by using multiples derived from valuations in comparable companies, as manifest through transaction valuations. Relevant multiples need to be chosen carefully and adjusted for differences between the circumstances.

There have been limited transactions in the Indian defense sector in the recent past. Further, transaction multiples may include acquirer-specific considerations such as synergy benefits, control premium and minority adjustments, on which sufficient information may not be available in the public domain. Accordingly, the CTM approach has not been adopted for the purpose of the Valuation.

2. Income Approach – Discounted Cash Flows ('DCF') Method

Under the DCF method, the projected free cash flows to the equity shareholders are discounted at the cost of equity. The sum of the discounted value of such free cash flows is the value of the firm.

Management has provided us with high-level projected revenues and operating margins for the existing value added segment, and estimated revenues for the specialized defence projects which are at an early stage. However, there is no clear visibility on orders, and related capital expenditure would depend on the size and timing of the orders. Further, at this stage the Company does not have estimates regarding operating margins of the specialized defence projects which are at early stage of development. Management has represented that given the limited visibility with respect to future projects, detailed financial projections are not available. Accordingly, the DCF method has not been adopted for the purpose of the Valuation.

3. Asset Approach – Net Asset Value ('NAV') Method

Asset Approach indicates the value by adjusting the asset and liability balances on the balance sheet. Asset approach is usually based on the summation of individual piecemeal values of the underlying assets less value of the liabilities.

Management has provided us with capital employed for TMLD, which principally comprises of the intangible assets relating to the specialized defence projects. Management represented that tangible assets are minor, considering that the value added operations are outsourced and that specialized defence projects are at an early stage of development. Management further represented that there are no liabilities specifically identified with TMLD. Accordingly, capital employed equals the net asset value as on the Valuation Date.

Considering the early stage of operations and limited visibility of future profitability, we have adopted the NAV method for the Valuation.

TATA

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT D. CHOVATIA F.C.A., DISA
SUHAS S. PARANJPE F.C.A., DISA

KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
RONAK A. RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA
022-2200 5933 - 2200 5934
022-2206 3289 - 6615 5599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

Valuation

The application of any particular method of valuation depends on the purpose for which the valuation is done. Although different values may exist for different purposes, it cannot be too strongly emphasized that a Valuer can only arrive at one value for one purpose. Our choice of methodology of valuation has been arrived at using usual and conventional methodologies adopted for transactions of a similar nature and our reasonable judgment, in an independent and *bona fide* manner based on our previous experience of assignments of a similar nature. The basis of the Proposed Transaction would have to be determined after taking into consideration all the factors and methodologies mentioned hereinabove.

The Valuation is based on the methodologies explained herein earlier and various qualitative factors relevant to TMLD, including the business dynamics and growth potential of the division, having regard to information made available by Management and/ or in the public domain, key underlying assumptions and limitations.

We, as considered appropriate, have independently applied methodologies discussed above and arrived at the assessment of value of TMLD.

Based on the above, and information and explanations provided to us, the enterprise value of TMLD as at 31 December 2017 works out to **INR 2,092.7 million**.

Kindly refer Annexure 1 for the details of Valuation of TMLD and the Valuation methodologies adopted.

Respectfully submitted,

For VORA & ASSOCIATES
CHARTERED ACCOUNTANTS
(ICAI Firm Reg. No.: 111612W)

BHAKTI M. VORA
PARTNER
(Membership No.: 148837)

PLACE: MUMBAI
DATED: 13 FEB 2018

TATA MOTORS

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT B. CHOVATIA F.C.A., DISA
SUHAS S. PARANJPE F.C.A., DISA

KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
RONAK A. RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA

022-2200 5933 - 2200 5934
022-2206 3289 - 6615 5599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

Annexure – 1: Valuation of TMLD and the Valuation methodologies adopted

INR million

Valuation Approach	Project	Business Value	
Net Asset Value	Applied	2,092.7	
Comparable Companies' Quoted Multiple	Not Applied	-	^
Comparable Companies' Transaction Multiple	Not Applied	-	^^
Discounted Cash Flow	Not Applied	-	^^^
Total		**2,092.7**	
Conclusion		**2,092.7**	

^ CCM method has not been considered as most of listed comparable companies are very large in size and have diversified operations. The division is currently loss making and moreover, Management has limited visibility on future revenues and margins.

^^ CTM method has not been considered as there have been limited transactions in the Indian defense sector in the recent past. Further, transaction multiples may include acquirer-specific considerations such as synergy benefits, control premium and minority adjustments, on which sufficient information may not be available in the public domain.

^^^ Discounted Cash Flow method has not been considered in the absence of financial projections.

VORA & ASSOCIATES CA MUMBAI

TATA

ANNEXURE B2

VORA & ASSOCIATES
CHARTERED ACCOUNTANTS

MAYUR A. VORA F.C.A.
BHARAT B. CHOVATIA F.C.A., DISA
SUHAS S. PARANJPE F.C.A., DISA

KINNARI M. VORA F.C.A.
BHAKTI M. VORA F.C.A., DISA
RONAK A. RAMBHIA F.C.A., DISA

101-103, REWA CHAMBERS
31, NEW MARINE LINES
MUMBAI - 400 020. INDIA
022-2200 5933 - 2200 5934
022-2206 3289 - 66155599
www.cavoras.com
office@cavoras.com
cavoras@gmail.com

To
Board of Directors
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai – 400001
India

Sub: Valuation of Defence Division of Tata Motors Limited

This is with reference to our engagement letter dated January 30, 2018 for carrying out the valuation of the defence business of TML (TMLD) as at December 31, 2017 and our valuation report dated February 13, 2018 attached as Annexure 1 to this letter.

In this regard, we note that with respect to the schemes filed with SEBI/Stock Exchanges, the valuation report is required to display the workings, relative fair value per share and fair share exchange ratio using the following valuation approaches – (a) Asset Approach (b) Income Approach (c) Market Approach, to arrive at final relative fair value per share and the exchange ratio. With reference to the Scheme under discussion, please find below the details in the required format along with our explanation for the same.

Computation of Fair Share Exchange Ratio:

	Tata Motors Limited (Transferor Company)		Tata Advanced Systems Limited (Transferee Company)	
Valuation Approach	Value per Share	Weight	Value per Share	Weight
Asset Approach ^	NA	NA	NA	NA
Income Approach ^^	NA	NA	NA	NA
Market Approach ^^^	NA	NA	NA	NA
Relative Value per Share	NA	NA	NA	NA
Exchange Ratio (rounded off)	NA	NA	NA	NA

^ The enterprise value of TMLD has been arrived at based on Net Asset Value method which works out as **INR 2,092.7 million as on December 31, 2017** as captured in the Valuation Report dated February 13, 2018. However, since the present Scheme involves transfer of TMLD on a slump sale basis and it does not envisage any allotment of shares or share swap, the Valuation Report does not indicate relative fair value per share and the exchange ratio.

^^ Under the DCF method, the projected free cash flows to the equity shareholders are discounted at the cost of equity. The sum of the discounted value of such free cash flows is the value of the firm. Management has provided us with high-level projected revenues and operating margins for the existing value added segment, and estimated revenues for the specialized defence projects which are at an early stage. However, there is no clear visibility on orders, and related capital expenditure would depend on the size and timing. of the orders. Further, at this stage the Company does not have estimates regarding operating margins of the specialized defence projects which are at early stage of development. Management has represented that given the limited visibility with respect to future projects, detailed financial projections are not available. Accordingly, the DCF method was not considered for the purpose of the Valuation. ^^ the listed peers in the defence space are not comparable due to their very large size and diversified operations. Further, the defence business is small with limited visibility in terms of revenue and costs of the specialised defence projects Hence, Market approach was not considered for the purpose of valuation In the present case, it is reiterated that due to the reasons mentioned in the valuation report and again captured in this letter above, we have considered Net Asset Value method, in-line with the conventional methodology adopted for transactions of similar nature. Also, the present Scheme does not envisage any allotment of shares. Hence, the Valuation Report does not indicate relative fair value per share and the exchange ratio. In view of the above, the valuation as per the above details is inapplicable and, therefore, could not be used. For VORA & ASSOCIATES CHARTERED ACCOUNT ANTS (ICAI FRNo.: 111612W) Ronak a. rambhia partner membership no. 140371 place: MUMBAI Date: 10 OCT 2018

TATA

ANNEXURE C

kotak

Investment Banking

February 19, 2018

The Board of Directors

Tata Motors Ltd.
Bombay House
24, Homi Mody Street
Mumbai 400 001

Dear Sirs,

Sub: Providing Fairness Opinion to Tata Motors Ltd ('TML') for the Proposed Sale of Value Added Segment ('VAS') of Existing Business and Specialized Defence Projects ('SDP') division of TML's Defence Business ('TMLD') on a slump sale basis to Tata Advanced Systems Ltd. ('TASL') pursuant to a proposed Scheme of Arrangement under Sections 230 – 232 of Companies Act 2013 ('Proposed Transaction')

For the aforesaid purpose, TML has requested us to issue a Fairness Opinion ('Opinion,) from a financial point of view of the Transaction Consideration of **Value Added Segment of Existing Business and Specialized Defence Projects division of TML's Defence Business (collectively referred to as 'Transferred Businesses')** in relation to the Proposed Transaction vide its engagement letter dated December 22, 2017 and subject to the terms and conditions mentioned therein.

Proposed Transaction background:

TMLD is primarily engaged in the manufacture of infantry combat vehicles and light armored multi-role vehicles. The Existing Business of TMLD mainly comprises of passenger and commercial vehicles supplied to the Indian armed forces, and exports. The cabin chassis of such vehicles is produced by TML using the existing production facilities at its plants, while value added components and modifications ('Value Added Segment' or VAS) comprising of 10%-20% of order value are outsourced to external vendors. TMLD is also bidding for various specialized defence projects ('SDP'), which are expected to materialize in future. Design, development and production for such defence projects is expected to be specialized, with only limited dependence on TML's existing facilities.

The management of TML ('Management') is evaluating a proposal for sale of its VAS of Existing Business and SDP division which primarily comprises of IPR for identified set of projects on a slump sale basis to TASL pursuant to a proposed Scheme of Arrangement under Sections 230 – 232 of Companies Act 2013 for which TML will receive an upfront consideration of INR 100 Crores plus a deferred consideration of 3% of future revenue share from identified set of projects ('Transaction Consideration') for a period of 10 years from April 01, 2019 which can be extendable to 15 years. This deferred consideration is capped at INR 750 crores for identified set of five live projects and INR 1,000 crores for identified set other projects which are either lost or shelved.

Our scope is restricted to providing an Opinion on the Transaction Consideration.

Kotak Mahindra Capital Company Limited Mumbai

13

Kotak Mahindra Capital Company Limited
CIN U67120MH1995PLC134050
Registered Office:
27BKC
C - 27, "G" Block
Bandra Kurla Complex
Bandra (East), Mumbai - 400 051, India
T +91 22 43360000
F +91 22 67132445
www.investmentbank.kotak.com

TATA MOTORS

kotak Investment Banking

Going forward, TML will continue to manufacture and supply core mobility components including cabin chassis to TASL at transfer pricing compliant rates, on an exclusive basis and TASL would then undertake the value addition. No tangible assets are being transferred with respect to VAS. We understand that the value addition will be undertaken from the premises of TML for which TML will receive lease rentals from TASL at market rentals. Therefore, the proposed transfer will entail 1) Transfer of IP of VAS of Existing Business to TASL with simultaneous 'right to use' given to TML on exclusive, perpetual and worldwide basis; and 2) Transfer of SDP which primarily comprises of IP for identified set of projects.

In arriving at our Opinion, we have used the following information received from the Management:

1. The provisional summarised financial information of TMLD and VAS of Existing business of TMLD for the year ended March 31, 2017 and for the six months period ended September 30, 2017 as provided by the Management since division-wise financial statements are not prepared;

2. The provisional summarised financial information on the VAS and SDP relating to net asset values of various projects as on December 31, 2017

3. Management projections for VAS from the year ended March 31, 2018 to the year ended March 31, 2022, which only comprises of revenues and operating costs;

4. Management estimates of expected revenues from SDP division from the year ended March 31, 2020 to the year ended March 31, 2034. Management has represented that given there is no clear visibility with respect to future projects, detailed financial projections for SDP division are not available ;

We have also reviewed the Related Party Transactions Presentation issued by Ernst & Young ("EY") dated February 02, 2018 and valuation report issued to TML by Vora & Associates ("Valuer") dated February 13, 2018

We have had discussions with members of the management of the TML in the past and current business operations of the concerned businesses, their future prospects and operations, and have received management representation letter from the TML dated February 16, 2018 ('Management Representation Letters').

Further, we have had discussions with the Valuer, on such matters which we believed were necessary or appropriate for the purpose of issuing this Opinion.

We assume no responsibility for the legal, tax, accounting or structuring matters including, but not limited to, legal or title concerns. Title to all subject business assets is assumed good and marketable and we would urge TML and TASL to carry out an independent assessment of the same prior to entering into any transaction, after giving due weightage to the results of such assessment. We have further assumed that the Transaction would be carried out in compliance with applicable laws, rules and regulations.

Kotak Mahindra Capital Company Limited Mumbai 13

Kotak Mahindra Capital Company Limited
CIN U67120MH1995PLC134050
Registered Office:
27BKC
C - 27, "G" Block
Bandra Kurla Complex
Bandra (East), Mumbai - 400 051, India.
T +91 22 43360000
F +91 22 67132445
www.investmentbank.kotak.com

Investment Banking In giving our Opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all information supplied or otherwise made available to us either in verbal or written form, discussed with or reviewed by or for us, or publicly available. We have been given to understand that all information required by us that was relevant for the purpose of our exercise was disclosed to us. We have not conducted any evaluation or appraisal of any assets or liabilities of TMLD nor have we evaluated the solvency or fair value of TMLD, under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of TMLD. Our Opinion does not factor overall economic environment nsk, material adverse change and other risks and is purely based on the information and representations provided to us. We express no view as to, and our Opinion does not address, the underlying business decision of TML to effect the Proposed Transaction or the merits of the Proposed Transaction or the legality or the governance of the transaction. Our Opinion does not constitute a recommendation to any shareholder or creditor of TML as to how such shareholder or creditor should vote on the Proposed Transaction or any matter related thereto. Our Opinion is necessarily based on financial, economic, market and other conditions as in effect on the date of this issuing the Opinion, and the information made available to us as of, the date hereof, including the capital structure of TMLD. We will receive a fee for our services in connection with the delivery of this Opinion from TML. In addition, TML has agreed to indemnify us from any claims arising from any material misstatements or omissions in any information supplied by TML or in relation to our engagement in providing the Opinion. We and our affiliates in the past five years have provided, and currently provide, services to TML and TASL and its affiliates unrelated to the Proposed Transaction for which services we and such affiliates have received and expect to receive compensation, including, without limitation as creditors and as financial advisors for the purchase/sale of assets/businesses/securities by/to TML, TASL and their associates (as the case may be). In the ordinary course of business, we and our affiliates may actively trade or hold securities of companies that may be the subject matter of this transaction for our own account or for the account of our customers and, accordingly, may at any time hold long or short position in such securities. In addition, we and our affiliates maintain relationships with TML, TASL and their respective affiliates. Our affiliates also provide independent research on the listed companies mentioned in the report and their views and valuation may differ. Our affiliates may vote differently than the promoters of Tata Motors in respect of the Transaction. This Opinion is provided solely for the benefit of the Audit Committee & Board of Directors of TML (Tata .Motors Limited), and shall not confer rights or remedies upon, any shareholder of TML, or any other person other than the members of the Audit Committee & the Board of Directors of TML, or be used for any other purpose. This Opinion may not be used or relied upon by nor is it issued for the Kotak Mahindra Capital Company Limited (IN U671 20MI- 1995PlC J3JOSO Reg"tereu OffiCe 27BKC .• C • 27. "G" B1ocl Sandra Kurla Complex Sandra <East I. Mumba• - 400 051 . India r •91 21 43360000 f +91 22 671 32445 www.investmentbank kotak.com

Investment Banking benefit of any third party for any purpose whatsoever or disclosed, referred to or communicated by you (in whole or in part) except with our prior written consent in each instance. We specifically disclaim any responsibility to any third party to whom this Letter may be shown or who may acquire a copy of this Letter. The laws of India govern all matters arising out of or relating to this Opinion (including, without limitation, its interpretation, construction, performance, and enforcement). With respect to any suit, action or any other proceedings relating to this Opinion the courts of competent jurisdiction in India shall have exclusive jurisdiction. On the basis of and subject to the foregoing, it is our view that, as of the date hereof, the proposed Transaction Consideration is fair from a financial point of view. Yours faithfully, For Kotak Mahindra Capital Company Limited Authorised Signatory Kotak Mahindra Capital Company Limited CIN U67120MH1995PLC134050 Registered Office: 27BKC c - 27 "G" Block bandra Kurla Complex bandra (East). Mumbai 400 051. India. T +91 22 43360000 F +91 22 67132445 www.investmentbank kotak.com

ANNEXURE D DCS/AMAUSV/R37/1384/2018-19 January 16, 2019 The Company Secretary, Tata Motors Ltd. Bombay House" 24 Homi Mody Street, Mumbal, Maharashtra, 400001 Sir, Sub: Observation letter regarding the Draft Scheme of Arrangment among Tata Motors Ltd and Tata Advanced Systems Ltd We are In receipt of Draft Scheme of Arrangment among Tata Motors Ltd and 1 ala Advanced Systems Ltd filed as required under SEBI Circular No. CFD/DIL3/CIR/201 7/21 dated March •10, 2017; SEBI vide Its letter dated January 16, 2019 has Inter alia given the following comment(s) on the draft scheme of arrangement: " Company shall ensure that additional information, If any, submitted by the Company, after filing the scheme with the Stock Exchange, and from the date of receipt of this letter is displayed on the websites of the fisted company." "Company shall duly corn ply with various provisions of the Circulars." "Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated In the petition to be filed before National Company Law Tribunal (NCLT) and the company is obliged to bring the observations to the notice of NCL T." "It Is to be noted that the petitions are filed by the compa111y before NCL T after processing and comm1.1nicatlon of comments/observations on draft scheme by SEBI/stock exchange. Hence, the company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to SEBI again for its comments I observations f representations." Accordingly, based on aforesaid comment offered by SEBI, the company Is hereby advised: To provide additional information, if any, (as stated above) along with various documents to the Exchange for further dissemination on Exchange website. To ensure that additional information, if any, (as stated aforesaid) along with various documents are disseminated on their (company) website. To duly comply with various provisions of the circulars. In light of the above, we hereby advise that we have no adverse observations with limited reference to those matters having a bearing on listing/de-listing/continuous listing requirements within the provisions of Listing Agreement, so as to enable the company to file the scheme with Hon'ble NCLT. Further, where applicable In the explanatory statement of the notice to be sent by the company to the shareholders, white seeking approval of the scheme, It shall disclose Information about unlisted companies Involved in the format prescribed for abridged prospectus as specified In the circular dated March 10, 2011 BSE Limited (Formerly Bombay Stock Exchange Ltd) Registered Office : Floor 25, PJ Towers. Dalal Street, Mumhai 400001 India T: +91 22 2272 1234/33 E: corp.comm@bseindia.com www.bseindia.com Corporate Identity Number : L67120MH2005PLCPLC155188

(2) Kindly note that as required under Regulation 37(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the validity of this Observation Letter shall be six months from the date of this Letter, within which the scheme shall be submitted to the NCLT. The Exchange reserves Its right to withdraw its 'No adverse observation' at any stage if the information submitted to the Exchange is found to be incomplete I incorrect I misleading I false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities. Please note that the aforesaid observations does not preclude the Company from complying with any other requirements. Yours faithfully, Nitinkumar Pujari Senior Manager Sabah Vaze Assocaiate Manager

ANNEXURE E National Stock Exchange Of India Limited January 16, 2019 Ref: NSE/LIST/18445_1 The Company Secretary Tata Motors Limited Bombay House, 24, Homi Mody Street, Mumbai – 400001 Kind Attn.: Mr. Hoshang Sethna Dear Sir, Sub: Observation Letter for Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited We are in receipt of the Scheme of Arrangement between Tata Motors Limited (Transferor Company) and Tata Advanced Systems Limited (Transferee Company) and their respective shareholders and creditors vide application dated September 06, 2018. Based on our letter reference no Ref: NSEILTST/ 18445 submitted to SEBT and pursuant to SEBI Circular No. CFD/DIL3/ClR/2017/21 dated March 10, 2017 ('Circular'), SEBI vide letter dated January 16, 20 19, has given following comments: a. The Company shall ensure that additional information, if any, submitted by the Company, after filing the Scheme with the Stock Exchange, and from the date of the receipt of this letter is displayed on the website of the listed company. b. The Company shall duly comply with various provisions of the Circular. c. The Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated in the petition to be filed before National Company Law Tribunal (NCLT) and the company is obliged to bring the observations to the notice of NCLT d. It is to be noted that the petitions are filed by the company before NCLT after processing and communication of comments/observations on draft scheme by SEB/1 stock exchange. Hence, the company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to SEBI again for its comments/observations/ representations. It is to be noted that the petitions are filed by the company before NCLT after processing and communication of comments/observations on draft scheme by SEBII stock exchange. Hence, the company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to National Stock Exchange of India Limited again for its comments/observations/ representations. Further, where applicable in the explanatory statement of the notice to be sent by the company to the shareholders, while seeking approval of the Scheme, it shall disclose information about unlisted companies involved in the format prescribed for abridged prospectus as specified in the circular dated March 10, 2017. This Document is Digitally Signed Signer: Rajendra P Bhosale Date: Wed, Jan 16, 2019 18:10:19 IST Location: NSE National Stock Exchange of lndia Limited Exchange Plaza, C-1, Block G, Bandra Karla Complex, Bandra (E), Mumbai - 400061. India + 91 22 265911100 www.nselndia.com CIN U67120MH1992PLC069769

Continuation Sheet Based on the draft scheme and other documents submitted by the Company, including undertaking given in terms of Regulation II of SEBI (LODR) Regulation, 2015, we hereby convey our ''No-objection" in terms of Regulation 94 of SEBI (LODR) Regulation, 2015, so as to enable the Company to file the draft scheme with NCLT. However, the Exchange reserves its rights to raise objections at any stage if the information submitted to the Exchange is found to be incomplete/ incorrect/ misleading/ false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Regulations, Guidelines I Regulations issued by statutory authorities. The validity of this "Observation Letter" shall be six months from January 16, 2019, within which the scheme shall be submitted to NCLT. Yours faithfully, For National Stock Exchange of India Limited Rajendra Bhosale Manager P.S. Checklist for all the Further Issues is available on website of the exchange at the following URL http://www.nseindia.com/corporates/content/further issues.html This Document is Digitally Signed Signer: Rajendra P Bhosale Date: Wed, Jan 16, 2019 18:10:19 IST Location: NSE

ANNEXURE F

TATA

The Senior General Manager – Listing Operations
Department of Corporate Services
BSE Limited
1st Floor, New Trading Ring, Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001.

October 5, 2018
Sc - 15185

Dear Sir,

Ref: Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations") for the proposed Scheme of Arrangement between Tata Motors Limited ("Transferor Company") and Tata Advanced Systems Limited (Transferee Company) and their respective Shareholders and Creditors for transfer of Defense Undertaking ("Scheme")

Sub: 'Report on Complaints' in terms of Para 6 of Part I(A) of Annexure I to the SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 as amended from time to time ("SEBI Circular")

In continuation to our application dated September 06, 2018 under Regulation 37 on the Scheme, which documents were uploaded on the Company's website viz. www.tatamotors.com on September 06, 2018 and on the BSE website viz. www.bseindia.com on September 11, 2018, please find enclosed the Report on Complaints in the format specified in the SEBI Circular.

The Report on Complaints is also being uploaded on the Website of the Company, i.e. www.tatamotors.com as per the requirement of the said circular.

You are requested to take the above document on record and process our application.

Thanking you,

Yours faithfully,

For Tata Motors Limited

Hoshang Sethna
Company Secretary
Phone: 91 22 66657219
Email: hks@tatamotors.com

TATA MOTORS LIMITED

Encls.

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 7799
www.tatamotors.com CIN L28920MH1945PLC004520

REPORT ON COMPLAINTS Part A Sr. No. Particulars Number 1. Number of Complaints received directly Nil 2. Number of complaints forwarded by Stock Exchange Nil 3. Total number of complaints/comments received (1+2.) Nil 4. Number of complaints resolved N.A. 5. Number of complaints pending N.A. Part B Sr. No. Name of Complainant Date of complaint Status (Resolved/Pending) 1. N.A. N.A. N.A. 2. N.A. N.A. N.A. 3. N.A. N.A. N.A. For Tata Motors Limited Hoshang Sethna Company Secretary TATA MOTER LIMITED

TATA

ANNEXURE G1

TATA

Deputy Manager – Listing Compliance
National Stock Exchange of India Limited (NSE)
Exchange Plaza, Bandra Kurla Complex,
Bandra East,
Mumbai – 400051

November 9, 2018
Sc no. - 15224

Dear Sir,

Ref: Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations") for the proposed Scheme of Arrangement between Tata Motors Limited ("Transferor Company") and Tata Advanced Systems Limited (Transferee Company) and their respective Shareholders and Creditors for transfer of Defense Undertaking ("Scheme")

Sub: 'Report on Complaints' in terms of Para 6 of Part I(A) of Annexure I to the SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 as amended from time to time ("SEBI Circular")

In continuation to our application dated September 06, 2018 under Regulation 37 on the Scheme, which documents were uploaded on the Company's website viz. www.tatamotors.com on September 06, 2018 and on the NSE website viz. www.nseindia.com on October 17, 2018, please find enclosed the Report on Complaints in the format specified in the SEBI Circular.

The Report on Complaints is also being uploaded on the Website of the Company, i.e. www.tatamotors.com as per the requirement of the said circular.

You are requested to take the above document on record and process our application.

Thanking you,

Yours faithfully,

For Tata Motors Limited

Hoshang Sethna
Company Secretary
Phone: 91 22 66657219
Email: hks@tatamotors.com

TATA MOTORS LIMITED

Encls.

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 7799
www.tatamotors.com CIN L28920MH1945PLC004520

REPORT ON COMPLAINTS Part A Sr. No. Particulars Number 1. Number of Complaints received directly Nil 2. Number of complaints forwarded by Stock Exchange Nil 3. Total number of complaints/comments received (1+2.) Nil 4. Number of complaints resolved N.A. 5. Number of complaints pending N.A. Nil Nil Nil N.A N.A Part B Sr. No. Name of Complainant Date of complaint Status (;Resolved/Pending) 1. N.A. N.A. N.A. 2. N.A. N.A. N.A. 3. N.A. N.A. N.A. For Tata Motors Limited Hoshangil"Sethna C7 Company Secretary TATA MOTER LIMITED

ANNEXURE G2 Deputy Manager - Usting Compliance National Stock Exchange of India Umited (NSE) Exchange Plaza, Sandra Kuda Complex, Sandra East, Mumbai- 400051 November 9, 2018 Sc no. - 15224 Dear Sir, Ref: Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations; for the proposed Scheme of Arrangement between Tata Motors Limited ("Transferor Company; and Tala Advanced Systems Limited (Transferee Company) and their respective Shareholders and Credit.ors for transfer of Defense Undertaking ("Scheme; Sub: 'Report on Complaints' in terms of Para 6 of Part I( A) of Annexure I to the SEBI Circular No. CFD/DIL3/0:R/2017~1 dated March 10,2017 as amended from time to time ("SEBI Circular"} In continuation to our application dated September 06, 2018 under Regulation 37 on the Scheme, which documents were uploaded on the Company's website viz. www.tatamotors.com on September 06,2018 and on the NSE website vi.z. www.nseindia.com on October 17, 2018, please find enclosed the Report on Complaints in the format specified in the SEBI Circular. The Report on Complaints is als.o being uploaded on the Website of the Company, i.e. '' ww.tatamotors.com as per the requirement of the said circular. You are requested to take the above document on record and process our application. Thanking you, Yours faithfully, For Tata Motors Limited _Hoshang Sethna .Company Secretary Phone: 9122 66657219 Email: hks@tatamotors.com Encls. TATA MOTORS LIMITED Bombay House 24 Homo Mody Street Mumbao 400 001 lel91 22 6665 8282 Fax 91 n 6665 7799 www.tar .. moloos com CIN L28920MH1945PLC004520

TATA MOTORS

TATA

REPORT ON COMPLAINTS

Period of Complaints Report: October 17, 2018 to November 6, 2018

Part A

Sr. No.	Particulars	Number
1.	Number of Complaints received directly	NIL
2.	Number of complaints forwarded by Stock Exchange	NIL
3.	Total number of complaints/comments received (1+2)	NIL
4.	Number of complaints resolved	NA
5.	Number of complaints pending	NA

Part B

Sr. No.	Name of Complainant	Date of complaint	Status (Resolved/Pending)
1.	N.A	N.A	N.A
2.	N.A	N.A	N.A
3.	N.A	N.A	N.A

For Tata Motors Limited

Hoshang Sethna

TATA
TATA MOTORS LIMITED

Hoshang Sethna
Company Secretary
Date: November 14, 2018

ANNEXURE H1 REPORT ADOPTED BY THE BOARD OF DIRECTORS OFTATA MOTORS LIMITED (Pursuant to Section 232(2)(c") of the Companies~ Act, 2013 REPORT ADOPTED BY THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED AT ITS MEETING HELD ON THURSDAY MAY3,2018ATFORTHOUSE, DR DAOABHAI NAOROJI ROAD, MUMBAI - 400 001 EXPLAINING THE EFFECT OF TI~E SCHEME OP ARRANGEMENT ON SIIAREHOLDERS, KEY MANAGERIAL PERSONNEL, PROMOTERS AND NON-PROMOTER SHAREHOLDERS. 1. Background 1.1. The Board of Directors (the "Board~) of Tala Motors Limited ('TML H or the "Transferor Company) or .. Company") at its meeting held on May 3, 2018, had, subject to the approval of members and/or creditot5, as may be required, and other relevant authorities. approved the sale of Company's Defence Undertaking to Tata Advanced Systems Limited  (the "Transferee Company~ or "TASL~). a wholly-owned subsidiary of Tata Sons Limited (Company's Promoter), by "ay of • Scheme of Arrangement between the Com piny, T ASL and their respective members and/or creditors as the the case may be, pU15uant to the provisions of Sections 230-232 of the Companies Act, 2013 and the rules made thereunder (the Scheme'). The Company proposed to exit its non-core defence undertaking in order to enable the management to focus on the core business of design. development and manufacturing of a wide range of commercial and passenger vehicles and parts thereof for sale in India and abroad. 1.2. The Company and the Transferee Company are part of the u.me group. 1.3. Section 232(2)(c) of the Companies Act 2013 (“Act”) requires the directors to adopt a report explaining the effect of the Scheme on each class of shareholders, key managerial personnel promoters and non-promoter shareholders laying out m particular the share exchange ratio, specifying any special valuation difficulties. The said report I$ required to be circulated to the members of the Company)• along with the notice for convening the meeting of the members and/or the creditors, as may be required. to be ordered by the Hon'ble National Company Law of Tribunal, Mumba Bench ("NCLT"). This report of the Board is accordingly being made in pursuance to the requirements of Section 232(2}(c) of the Act. The Board noted that the Scheme does not contemplate any allotment of shares of the Company or the Transferee Company. 1.4 The following documents were placed before the Board for the purpose of making this report

2.. Effect of the Scheme of Arrangement on equity shareholders (promoter and non-promoter shareholder) of TML: 2.1. Upon the coming into effect of the Scheme and with effect from the Appointed Date, pursuant to the sanction of the Scheme by NCL T and pursuant to the provisions of Sections 230 to 232 and other applicable provisions, ii any, of the Companies Act, 2013. the Defense Undertaking of the Company shall be and stand transferred to and vested in or be deemed to have been vested in the Transferee Company)•• The Transferee Company is a wholly owned subsidiary of Tata Sons Limited, which is the promoter of the Transferor Company. '2.2. The Scheme contemplates the transfer of Defense Undertaking of the Company on a slump sale basis. Since there will be no issue of shares of the Transferee Company to the shareholders of the Company pursuant to the Scheme, there would be no change in the pre and post scheme shareholding pattern and capital structure of the Company on the Scheme coming into effect . 2..3. As far as the equity shareholders of the Company are concerned (promoter shareholders as well as non-promoter shareholders), there will be -no dilution in their shareholding in the Company pursuant to the Scheme and therefore the equity shareholders of the Company will not be affected upon the scheme becoming effective. 3.. Effect of the Scheme of Arrangement on Directors and Key Managerial Personnel of TML: 3.1 The sheme is not expected to have any effect on the directors and .key managerial personnel of the Company. Further, no change in the Board of Directors of the Company is envisaged on account of the Scheme. 3.2. The directors holding shares of the Company do not have any other interest in the Scheme Otherwise than that as shareholders in general. Further, none of the key managerial personnel and relatives of the directors of the con1pany is concerned or interested, financially or otherwise in the proposed Scheme. 3.3_ The individual shareholding.. of each of the said directors, the key managerial personnel and their respective relatives, is less than 2% of the paid up share capital of the Company. The shareholding of the present directors and key managerial personnel of the Company, either individually or jointly as a first holder or as a nominee, in the Company and the Transferee Company is as under: Sr. Name of the directors and Key Managerial No. of Equity Shares held in No. Personnel of TML TML. TASL (Ordinary Shares unless explicitly stated as AOS for 'A' Ordinary Shares) 1. Mr N Chandrasekaran Nil Nil Non-Executive Director and Chairman 2.. Mr Nasser Munjee Nil Nil Non-Executjve, Lndepenuent Director 3. Mr Vinesh Kumar Jairath Nil Nil Non-"Executive, llldependent Director 4. Dr Ralf Speth Nil Nil Non-Executive Director 5. Ms Falguni Nayar Nil Nil Non-Executive, Independent Director

6.	Mr Om Prakash Bhatt Non-Executive, Independent Director	Nil	Nil
7.	Ms Hanne Sorensen Non-Executive, Independent Director	Nil	Nil
8.	Mr Gunter Butschek CEO and Managing Director	Nil	Nil
9.	Mr Satish Borwankar Executive Director and Chief Operating Officer	500	Nil
10.	Mr P B Balaji Group Chief Financial Officer	20,000	Nil
11.	Mr H K Sethna Company Secretary	2,953 (AOS) 813	Nil

4. **Valuation:**

4.1. M/s. Vora and Associates, Independent Chartered Accountants, have undertaken the valuation of the Defense Undertaking of the Company and have recommended the fair value of the Defense Undertaking vide their valuation report dated February 13, 2018. The total lump sum consideration payable by the Transferee Company to the Company for the purchase of the Defense Undertaking of the Company has been arrived at on the basis of the fair valuation of the Defense Undertaking of the Company based on the various methodologies/ approaches explained in the valuation report and various qualitative factors relevant to the Company and the business dynamics and growth potentials of the business, having regard to information base, key underlying assumptions and limitations. Based on the relevant factors and circumstances as outlined in the valuation report M/s. Vora and Associates have determined the fair value of the Defense Business at ₹2092.7 million. Kotak Mahindra Capital Company Limited, an Independent Category-I Merchant Banker vide its letter dated February 19, 2018 has submitted that the consideration at which the Scheme envisages the transfer of the defense undertaking of the Company to the Transferee Company is fair to the Company.

4.2. No special valuation difficulties were reported.

5. **Share Exchange Ratio**

Board noted that the Scheme does not contemplate any allotment of shares of the Company or the Transferee Company.

Based on the above, in the opinion of the Board, the Scheme will be of advantage to, beneficial and in the interest of the Company, its shareholders, creditors and other stakeholders and the terms thereof are fair and reasonable.

By Order of the Board
For Tata Motors Limited

Guenter Butschek
CEO and Managing Director
Date: May 3, 2018
Place: Mumbai

ANNEXURE H2 REPORT ADOPTED BY THE BOARD OF DIRECTORS OF TATA ADVANCED SYSTEMS LIMITED ("COMPANY') AT ITS MEEINTG HELD ON MONDAY, JUNE 25,2018 AT 4.40 P.M UNTIL 5 .15 P.M. AT THE CONFERENCE ROOM, TATA CONSULTANCY SERVICES LIMITED.11th FLOOR. AIR INDIA BUILDING.NARIMAN POINT, MUMBAI-400021 EXPLAINING THE EFFECT OF THE SCHEME OF ARRANGEMENT UNDER SECTIONS 230 AND 232 OF THE COMPANIES ACT, 2013 RELATING TO ACQUISITION BY THE COMPANY OF TATA MOTORS DEFENCE UNDERTAKING ON THE COMPANY'S SHAREHOLDERS, PROMOTER AND NON-PROMOTER SHAREHOLDERS AND KEY MANAGERIAL PERSONNEL BACKGROUND 1.1 ln terms of the provisions of Section 232(2) (c) of the Companies Act.20 13 ("'Act''), where an order has been made by the Hon'ble National Company Law Tribunal ("NCLT'), the companies in relation to the scheme of arrangement a1•e required to circulate a report adopted by the Board of Directors, explaining (i) the effect of the arrangement under the scheme of the arrangement on the each class of shareholders, promoter and non-promoter shareholders and key managerial personnel' and (ii) laying out in particular the share exchange ratio. specifying any special valuation difficulties. The said report is required for the meeting of the shareholders and/or creditors ordered by NCLT. .2 This report of Board is accordingly being made in pursuance of the requirements of Section 232(2) (c) of the Act. 1.3 The Board noted that the scheme of slump sale by and amongst the Shareholders and Creditors of the Company and Tara Motors Limited (•'Transferor Company") on a going concern basis (''Scheme") does not contemplate any allotment of shares or other securities of the Company or the Transferor Company. 1.4 The following documents were placed be lore the Board: (a) The draft Scheme as recommended by the directors of the•Company duly initialed by the Chairman for the purpose of identificatio14 and (b) The valuation report of Edelweiss Financial Services Limited. Independent Chartered Accountants dated 3rd March 2018. ("Valuation report''), describing the methodology adopted by them, in arriving at the valuation. of the Defense Undertaking of the Transferor Company ("Defense Undertaking"); 2. Effect of the Scheme of Arrangement on 01e Shareholders (Promoter and non-promoter shareholders) of the Company: TATA ADVANCED SYSTEMS LIMITED TSIIC Aerospace SEZ Plot 1/A ~No 6S6 Aditya Nager Adibatla (V)/Lrahimpatnam (M) Ranga Reddy (D) Telangana. 501510 Registered Office: Survey No 64 Unit No 1 Building No 9 6th Floor Raheja Mindspace Madhapur Hyderabad SOO 081 Telangana India Tel 91 40 6644 8282 Fax No 406644 7438 email: email@tataadvancedsystems.com website: www.tataadvancedsystems.com CIN: U72900TG2006PLC077939

TATA

TATA

2.1 Upon the effectiveness of the Scheme, the Company will pay a cash consideration to the Transferor Company amounting to INR 100,00,00,000 (Indian Rupees one hundred crores) as may be adjusted (increased or decreased) in accordance with the terms of the Scheme. The Company may also pay an additional consideration of upto INR 1750,00,00,000 (Indian Rupees one thousand seven hundred and fifty crores) in accordance with the terms of the Scheme.

2.2.As there is no issue of shares of the Company pursuant to the scheme, there would be no change in the pre and post scheme share holdingpattern and structure of the Company solely pursuant to the Scheme Coming into effect.

2.3.As far as the shareholders of the Company are concerned (promoter shareholders as well as non-promotershareholders), there will be no dilution of their shareholding in the Company.

3. Effect of the Scheme of Arrangement on Directors and Key managerial personnel of the Company:

3.1 The Scheme is not expected to have any effect on the Directors and the Key managerial personnel and their respective relatives, either individually or jointly as a first holder or as a nominee, in the Company and the Transferor Company is as under:

Sr. No.	Name of the Director/ Key Managerial Personnel their relatives	Nature of relationship (whether Director/ Key managerial Personnel/ relative of the aforesaid)	Number of shares held in the Company	Number of shares held in Transferor Company
1.	Subramanian Ramadorai	Director	-	-
2.	Sukaran Singh	Managing Director & Chief Executive Officer (KMP)	1 share jointly with Tata sons Ltd.	-
3.	Prakash Manjunath Telang	Director	-	-
4.	Ashok Sinha	Director	-	-
5.	Radika Govind	Director	-	-

TATA ADVANCED SYSTEMS LIMITED
TSIIC Aerospace SEZ Plot 1/A SY No 656 Aditya Nagar Adibatla (V) Ibrahimpatnam (M) Ranga Reddy (D) Telangana 501510
Registered Office: Survey No 64 Unit No. 1 Building No 9 6th Floor Raheja Mindspace Madhapur Hyderabad 500 081 Telangana India
Tel 91 40 6644 8282 Fax No 40 6644 7438 email: email@tataadvancedsystems.com website: www.tataadvancedsystems.com CIN: U72900TG2006PLC077939

TATA MOTORS

TATA

	Rajan			
6.	SR Venkatesan	Company Secretary (KMP)	-	-
7.	AVS Prasad	Chief Financial Officer (KMP)	1 Share jointly with Tata Sons Limited	-

3.4 As on date the Company is not related party (as defined under the Companies Act, 2013) of Transferor Company and the Companies have no common directors.

4. Valuation:

4.1 Edelweiss Financial Services Limited, Independent Chartered Accountants have undertaken the valuation of the Defense Undertaking of the Transferor Company and have recommended the fair value of the Defense Undertakingvide their valuation report dated 3rd March 2018. The total lump sumconsideration payable by the Company to the Transferor Company for the Purchase of the Defense Undertaking has been arrived at on the basis of the fair valuation of the Defense Undertaking based on the various methodologies/ approaches explained in the valuation report and various qualitative factors relevant to the Transferor Company and the business dynamics and growth potentials of the business, having regard to information base. Key underlying assumptions and limitations. Based on the relevant factors and circumstances as outlined in the valuation report, Edelweiss Financial Services Limited have determined the fair value of the Defense Undertaking at INR 198 crores.

4.2 No Special Valuation difficulties were reported.

 # Certified True Copy#

For Tata Advanced Systems Limited

Kaushik Biswas
Company Secretary

TATA ADVANCED SYSTEMS LIMITED
TSIC Aerospace SEZ Plot 1/A SY No 656 Aditya Nagar Adibatla (V) Ibrahimpatnam (M) Ranga Reddy (D) Telangana 501510
Registered Office : Survey No 64 Unit No.1 Building No 9 6th Floor Raheja Mindspace Madhapur Hyderabad 500 081 Telangana India
Tel 91 40 6644 8282 Fax No 40 6644 7438 email : email@tataadvancedsystems.com website : www.tataadvancedsystems.com CIN : U72900TG2006PLC077939

ANNEXURE I To, Board of Directors, Tata Advanced Systems Limited , Hardware Park, Plot No 2 I, Sy No 1/1_ lmarat Kancha Raviryala Village, Maheshwaram Mandai, Hyderabad, Telangana – 501218 Sub: Certificate on adequacy and accuracy of disclosures of information pertaining to Tata Advanced Systems Limited in relation to pro posed scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited and their respective shareholders and creditors. Dear Sirs, We, YES Securities (India) Limited (hereinafter referred to as "YES Securities" or "We"), SEBI registered Merchant Bankers, having license number INMOOOO 12227 have been appointed by the management of Tata Motors Limited ("TML" or ''Transferor Company") for the purpose of certifying the adequacy and accuracy of disclosure of infonna1ion pertaining to Tata Advanced Systems Limited (I'T ASL" or "Transferee Company'') pursuant to proposed scheme of arrangement for transfer of Defense Undertaking of the Transferor Company to the Transferee Company as a 'going concern' on a slump sale basis, in accordance with the terms mentioned in this Scheme pursuant to Sections 230-232 and other applicable provisions of the Companies Act, 2013 ("Scheme of Arrangement"). Regulatory Requirement: SEBI vide its Circular no. CFD/DIL3/CIR/2017/21 dated March 10,2017, as amended ("SEBI Circular'') prescribed requirements to be fulfilled by the listed entities when they propose a Scheme of Arrangement. The SEBI Circular, amongst other things, provide that in the event a listed entity enters into a scheme of arrangement with an unlisted entity, the listed entity shall disclose to its shareholders applicable information pertaining to the unlisted entity in the format specified for abridged prospectus as provided in part E of Schedule VI of SEBI (ICDR) Regulations, 2018._ Further, the adequacy and accuracy of such disclosure of information pertaining to unlisted entity is required to be certified by a SEBJ registered Merchant Banker. Disclaimer and Limitations: 1. This Certificate is a specific purpose certificate issued in terms of and compliance with SEBJ Circular and hence it should not be used for any other purpose or transaction. YES SECURITIES (INDIA) LIMITED. Unit No 602 A. 6th Floor, Tower•1 & 2, Indiabulls Finance Centre, Senapati Bapat Marg, Elphinstone Road, Mumbai - 400013. Maharashtra, India, Tel• +91-22-71 123123 website: www.yesinvest.in CIN: U74992MH2013PLC240971 SEBI Single Registration No; NSE & BSE•INZ000185632 MERCHANT BANKER: INM000012227 RESEARCH ANALYST: INH000002376 INVESTMENT ADVISER•INA000007331 AMFI ARN Code – 94338

2. This Certificate contains the certification on adequacy and accuracy of disclosure of information pertaining to the unlisted entity viz. TASL and is not an opinion on the proposed Scheme of Arrangement or its success. 3. This Certificate is issued based on examination of information and documents provided by TASL, explanations provided by the management of TASL and information which is available in the public domain and wherever required, the appropriate representations from TASL have also been obtained. 4. We shall not be liable for any losses whether financial or otherwise or expenses arising directly or indirectly out of the use of or reliance on the information set out here in this report. 5. Our opinion is not, nor should it be construed as our opining or certifying the compliance of the proposed Scheme of Arrangement with provisions of any law including companies, taxation and capital market related Jaws or as regards any legal implications or issues arising thereon, in their respective jurisdiction. Certification: We state and confirm as follows: 1. We have examined various documents and other materials in connection which finalization of disclosure of information pertaining to TASL ("Abridged Prospectus") which will be circulated to the members of TML at the time of seeking tJ1eir consent to the proposed Scheme of Arrangement of as a part of explanatory statement to the notice; 2. On the basis of such examination and the discussion with the management of TASL, its directors, other officers and on independent verification of contents of information Memorandum and ot1Jer documents furnished to us, WE CONFIRM that: a) The information contained in the Abridged Prospectus is in conformity with the relevant documents, materials and other papers related to TASL; b) The Abridged Prospectus contains applicable information pertaining to TASL as required in terms of SEBJ Circulars which, in our view are fair, adequate and accurate to enable the members to make a well-informed decision on the proposed Scheme of Arrangement. For Yes Securities (India) Limited Name: Nikhil Bhiwapurkar Designation: Assistant Vice President Date: May 17, 2019 Place: Mumbai YES SECURITIES (INDIA) LIMITED. Unit No 602 A. 6th Floor, Tower•1 & 2, Indiabulls Finance Centre, Senapati Bapat Marg, Elphinstone Road, Mumbai - 400013. Maharashtra, India, Tel• +91-22-71 123123 website: www.yesinvest.in CIN: U74992MH2013PLC240971 SEBI Single Registration No; NSE & BSE•INZ000185632 MERCHANT BANKER: INM000012227 RESEARCH ANALYST: INH000002376 INVESTMENT ADVISER•INA000007331 AMFI ARN Code – 94338

TATA

TATA

TATA ADVANCED SYSTEMS

TATA ADVANCED SYSTEMS LIMITED

Please see below the applicable information pertaining to Tata Advanced Systems Limited ("**TASL**"/ "**Company**") in accordance with circular no. CFD/DIL3/CIR/2017/21, dated March 10, 2017, issued by the Securities and Exchange Board of India ("**SEBI**"). This abridged prospectus contains 10 (ten) pages. Please ensure that you have received all the pages.

NAME AND CORPORATE DETAILS OF RELEVANT COMPANY

Tata Advanced Systems Limited

Registered Office and Corporate Office: Hardware Park, Plot No 21,Sy No 1/1, Imarat Kancha Raviryala Village, Maheshwaram Mandal, Hyderabad, Telangana – 501218.		
Contact Person: Mr. Kaushik Biswas, Vice President (Corporate Affairs) and Company Secretary		**Telephone:** 9830254069
E-mail: kaushik.biswas@tata.com	**Website:** http://www.tataadvancedsystems.com/	**CIN:** U72900TG2006PLC077939

NAME OF PROMOTER OF TASL

Tata Sons Private Limited (*formerly known as Tata Sons Limited*) ("**TSPL**").

RATIONALE FOR THE SCHEME OF ARRANGEMENT, CONSIDERATION AND LISTING DETAILS

Tata Motors Limited ("**TML**") and TASL and their respective shareholders and creditors, propose to enter into a scheme of arrangement ("**Scheme**") with respect to the slump sale of the Defense Undertaking (*as defined in the Scheme*) of TML to TASL, which would *inter alia* result in the following benefits:

- *In case of TML:*

  (i) Monetising the value of the investment made in the design and development of the various products for defence customers by TML through the transfer of its Defense Undertaking;

  (ii) Leverage the scale and competitive advantages of a larger unified entity which provides various products and services as part of the defence supply chain, and participate in the future growth opportunities in defence business through the Earn Out Consideration (*as defined in the Scheme*) and as a vendor to TASL.

- *In case of TASL:*

  (i) Facilitating focussed investments, better capital allocation and assistance in the scaling up of operations;

  (ii) Executing larger and more complex projects across air systems, land systems, control weapon systems; and

  (iii) To achieve cost synergies.

Page 1 of 10

TATA ADVANCED SYSTEMS LIMITED

TATA MOTORS

In terms of the Scheme, TASL will pay TML (a) an upfront consideration of Rs. 100,00,00,000 (Indian Rupees one hundred crores), as may be adjusted in accordance with the terms of the Scheme; and (b) a potential earn-out consideration up to a maximum of Rs. 1750,00,00,000 (Indian Rupees one thousand seven hundred and fifty crores) in the aggregate, payable in accordance with the terms of the Scheme.

TASL will continue to remain an unlisted public limited company upon the Scheme coming into effect.

DETAILS OF MERCHANT BANKER AND STATUTORY AUDITOR

MERCHANT BANKER APPOINTED BY TML

YES SECURITIES

YES Securities (India) Limited
IFC, Tower 1&2,
Unit 602 A, 6th Floor,
Senapati Bapat Marg,
Elphinstone Road,
Mumbai 400 013
Tel: +91 22 3012 6776
Fax: +91 22 2421 4508
E-mail: nikhil.bhiwapurkar@ysil.in
Website: www.yesinvest.in
SEBI Registration Number: MB/INM000012227

STATUTORY AUDITOR OF TASL

Deloitte Haskins & Sells LLP, Chartered Accountants
KRB Towers, Plot no 1 to 4 & 4A,
1st, 2nd & 3rd Floor, Jubilee Enclave
Madhapur, Hyderabad – Telangana – 500 081
Contact Person: Mr.Sumit Trivedi
Phone: +91 40 7125 3600
E-mail: sumittrivedi@deloitte.com
Firm Registration no.: 117366W/W100018
Peer Review certificate no.: 009919

PROMOTERS OF TASL

PROMOTER OF TASL

TSPL is the promoter of TASL. TSPL is a private limited company incorporated on November 8, 1917, under the provisions of the Companies Act, 1913, with corporate identification number U99999MH1917PLC000478. The registered office of TSPL is situated at Bombay House, 24 Homi Mody Street, Mumbai, Maharashtra 400001, India.

TSPL was incorporated as a private limited company. It became a deemed public limited company under Section 43A of the Companies Act, 1956 with effect from May 1, 1975, and consequently, the word "Private" was deleted. On August 6, 2018, the Deputy Registrar of Companies, Maharashtra (Mumbai), has added the word "Private" to the certificate of incorporation of TSPL. TSPL is a private limited company under the Companies Act, 2013.

TSPL is an investment holding company registered with the Reserve Bank of India. As a part of its activities, TSPL makes investments in Tata companies. In addition to investments, TSPL is the owner

Page 2 of 10

of the "Tata" brand name which is also registered as a trademark in India and several other countries and used by most of the Tata companies with the authorization of TSPL. BUSINESS OVERVIEW AND STRATEGY OF TASL TASL is a wholly owned subsidiary of TSPL specifically created to spearhead the Tata group's presence In the aerospace and defence sector. TASL is focused on providing integrated solutions for aerospace, defence and homeland security. ln less than a decade, it has become a significant player in the global aerospace market, becoming the premier Indian manufacturing partner for global original equipment manufacturers, including some of the major multinational companies based out of the United States of America and Europe, as well as supplying products to departments/ entities of the Government of India. TASL has capabilities throughout the entire aerospace value chain from design to full aircraft assembly, and is well positioned in areas that include missiles, radars, unmanned aerial systems, command and control systems and homeland security. TASL acts as both, an operating and a holding company. Upon the Scheme becoming effective, the Defense Undertaking of TML will be transferred to TASL. This would allow (i) TASL to widen the scope of integrated capabilities and cater to the requirements of the Ministry of Defence and the Indian armed forces; and (ii) increase in the Tata group's global competitiveness as a manufacturer of defence equipment and share of potential global exports. The benefits of the Scheme have been set out in the para "Rationale for the Scheme of Arrangement, Consideration and Listing Details" above. TASL is authorised by its Memorandum of Association to undertake its business. BOARD OF DIRECTORS Set out below, are the latest details in relation to the board of directors of TASL: Sr.No. Name Designation (lndependent•/ Whole time / Executive / Nominee) Experience including other directorships (20 - 40 words for each Director) 1. Vijay Singh Chairman Mr. Vijay Singh is a retired officer of the Indian Administrative Services. Mr. Singh became the chief secretary of the Madhya Pradesh government in October, 2004 and served in that post until January, 2006. Thereafter, he served in the Department of Ayurveda, Yoga and Naturopathy, Unani, Siddha and Homoeopathy and in the Department of Road Transport and Highways, before becoming Defence Secretary in August. 2007. Mr. Vijay Singh also serves as a director on the boards of the following companies: 1. Tata Lockheed Martin Aerostructures Limited 2. Tata Sikorsky Aerospace Limited 3. Tata Boeing Aerospace Limited 2. Sukaran Chief Executive Mr. Sukaran Singh is the Chief Executive Officer and Managing Director of TASL. He is responsible for TATA ADVANCED SYSTEMS LIMITED

TATA MOTORS

	Singh	Officer and Managing Director	developing opportunities in the newly liberalizing defense industry in India. Mr. Sukaran Singh also serves as a director on the boards of the following companies: 1. Tata Sikorsky Aerospace Limited 2. Tata Boeing Aerospace Limited 3. Tata Lockheed Martin Aerostructures Limited 4. Tasl Aerostructures Private Limited 5. Nova Integrated Systems Limited 6. Hela Systems Private Limited 7. Aurora Integrated Systems Private Limited 8. Strategic Energy Technology Systems Private Limited 9. Tvlive India Private Limited 10. Informnet Media Pvt. Ltd. 11. Happi Net Private Limited
3.	Banmali Agrawala	Director	Mr. Banmali Agrawala is the President of infrastructure, defence and aerospace businesses of Tata Sons Private Limited since October 1, 2017. Prior to this, he was the President and Chief Executive Officer of GE South Asia, a position he held since February, 2013. Mr. Agrawala is a non-executive director on the board of The Tata Power Company Limited. Mr. Banmali Agrawala also serves as a director on the boards of the following companies: 1. The Tata Power Company Limited 2. Tata Projects Limited 3. Tata Housing Development Company Limited 4. Tata Realty and Infrastructure Limited 5. Tata Advanced Materials Limited 6. Air Asia (India) Ltd.
4.	Kesava Menon Chandrasekh ar	Director	Mr. Kesava Menon Chandrasekhar was a member of the Indian Administrative Services. He has held positions such as Managing Director of the State Civil Supplies Corporation, District Collector, Idukki, Director of Fisheries, Principal Secretary (Industries) and Principal Secretary (Finance). Mr. K M Chandrasekhar also serves as a director on the board of The Tata Power Company Limited and KIMS Healthcare Management Ltd..
5.	Norman Anil Kumar Browne	Director	Air Chief Marshal Norman Anil Kumar Browne was the Chief of the Air Staff (CAS) of the Indian Air Force (IAF) from July 31, 2011 to December 31, 2013. He served

TATA ADVANCED SYSTEMS LIMITED

as India's Ambassador to Norway from August, 2014 to August, 2016. He has held -appointments such as Joint Director at Air War Strategy Cell at Air Headquarters, Chief Operations Officer and Air Officer Commanding of a Sukhoi Su-30 base, Air-I at Western Air Command. Air Chief Marshal Norman Anil Kumar Browne also serves as a director on the boards of the following companies: 1. Tata Lockheed Martin Aerostructures Limited 2. Tata Sikorsky Aerospace Limited 3. Tata Boeing Aerospace Limited 6. Maya  Swaminathan Sinha Director Ms. Maya Swaminathan Sinha is a former officer of the Indian Revenue Services. During her 28 year tenure with the Government of India, she served for 21 years with the Income Tax Department and 7 years on various deputations. She also served as the Deputy Chairman of the Jawaharlal Nehru Port Trust {JNPT). After taking voluntary retirement in 2010, she commenced her journey of entrepreneurship. Ms. Maya Swaminathan Sinha also serves as a director on the boards of the following companies: 1. Shreyas Shipping and Logistics Limited 2. Shriram City Union Finance Limited 3. G R Infraprojects Limited 4. Flemingo Travel Retail Limited 5. Airasia (India) Limited 6. Clear Maze Consulting Private Limited 7. Ensemble Infrastructure India Limited 8. CMC Skills Private Limited 9. Prabhat Properties Private Limited 10. Avana Logistek Limited 11 . Tata Boeing Aerospace Limited 12. Mitcon Megaskill Centers Private Limited DETAILS AND REASONS FOR NON-DEPLOYMENT OR DELAY IN DEPLOYMENT OF PROCEEDS OR CHANGES IN UTILIZATION OF ISSUE PROCEEDS OF PAST PUBLIC ISSUES/RIGHTS ISSUES, IF ANY,OF THE COMPANY IN THE PRECEDING 10 YEARS. Not applicable as TASL is an unlisted public limited company and its securities have never been listed on a stock exchange. CAPITAL STRUCTURE OF TASL PRE POST SCHEME The capital structure of TASL pre and post the Scheme, is as set out below: # Authorised capital Paid up capital TATA ADVANCED SYSTEMS LIMITED

TATA MOTORS

Rs. 2,500,00,00,000 (Indian Rupees two thousand five hundred crore), divided into 250,00,00,000 (two hundred and fifty crore) equity shares of Rs.10 (Indian Rupees ten) each.	Rs. 1018,49,70,300 (Indian Rupees one thousand eighteen crore forty nine lakhs seventy thousand three hundred), divided into 101,84,97,030 (one hundred one crore eighty four lakh ninety seven thousand thirty) equity shares of Rs. 10 (Indian Rupees ten) each.

#Additionally, upon or prior to the Scheme becoming effective, TASL may issue securities to TSPL and/or TSPL's subsidiary or associate companies to enable it to inter alia, pay TML the consideration under the Scheme and to meet its other payment obligations.

SHAREHOLDING PATTERN OF TASL PRE AND POST SCHEME

The shareholding pattern of TASL pre and post the Scheme, is as set out below:##

Sr. No.	Particulars	Number of equity shares *prior to* the Scheme becoming effective	% holding *prior to* the Scheme becoming effective	Number of equity shares *post* the Scheme becoming effective	% holding *post* the Scheme becoming effective
1.	Promoter & Promoter Group	101,84,97,030	100%	101,84,97,030	100%
2.	Public	-	-	-	-
	Total	101,84,97,030	100%	101,84,97,030	100%

##Additionally, upon or prior to the Scheme becoming effective, TASL may issue securities to TSPL and/or TSPL's subsidiary or associate companies to enable it to inter alia, pay TML the consideration under the Scheme and to meet its other payment obligations.

AUDITED FINANCIALS

Standalone

Amount in crores (Rs.)

Particulars	**FY 2018-19 (Ind-AS)**	**FY 2017-18 (Ind-AS)**	**FY 2016-17 (Ind-AS)**	**FY 2015-16 (IGAAP)**	**FY 2014-15 (IGAAP)**
Total income from operations (net)	511.04	341.53	274.01	169.22	301.81
Net Profit / (Loss) before tax and extraordinary items	(2.64)	68.20	33.43	5.74	38.71
Net Profit / (Loss) after tax and extraordinary items	34.06	26.90	31.47	6.87	32.15
Total Comprehensive Income for the year [1]	34.08	27.71	30.50	6.87	32.15
Equity Share Capital	1081.52	548.17	488.32	415.32	415.32
Reserves and Surplus[2]	74.63	44.90	15.81	(14.69)	(21.56)
Net Worth [3]	1156.15	593.07	504.13	400.63	393.76
Basic earnings per share (Rs.)	0.62	0.52	0.67	0.17	0.77
Diluted earnings per share (Rs.)	0.62	0.52	0.67	0.17	0.77

Page 6 of 10

TATA ADVANCED SYSTEMS LIMITED

Return on Net Worth (%)4 3% 5% 6% 2% 8% Net asset value per share (Rs.) 5 20.94 11.37 10.66 9.65 9.48 1 Total Comprehensive income for the year is applicable to financials prepared under lnd AS compliance for FY 19,FY 18 & FY 17; for FY 16 & FY 15 retained PAT numbers as there is no concept of Comprehensive Income 2 Reserves and Surplus values considered are Other Equity numbers as per Ind AS ( FY 19 ,FY 18 & FY 17); for FY 16 & FY 15 , as per IGAAP the same are Reserves and Surplus- Carried forward losses + Securities premium + Capital Reserve For FY 18-19 Reserves & Surplus includes Rs.5333S Crs of Share application money received and pending for allotment 3 For FY 19.FY 18 & FY 17, Net Worth = Equity paid-up capital + Other Equity ( Reserves & Surplus- Carry forward losses +- Securities Premium +Capital Reserves + Other Comprehensive Income+Share application money received and pending allotment) under Ind AS; for FY 16 and FY 15 under IGAAP, Net Worth = Equity Paid-up Capital+ Reserves & Surplus- Carry forward losses+ Capital Reserves + Securities Premium for IGAAP 4 For FY l9,FY 18 & FY 17, Return on Net Worth= (PAT before Comprehensive income)/ Net Worth; for FY 16 & FY 15 Return on Net Worth= (PAT- After Minority Interest) I Net Worth 5 Net Asset value per Share= Net Worth I Number of Average Weighted average no. of equity shares Amount in crores {Rs.) Consolidated Particulars FY 2018-19 FY 2017-18 FY 2016-17 FY 2015-16 FY 2014-15 .(lnd-AS) (Ind-AS) (Ind-AS). (IGAAP) (IGAAP) Total income from operations (net) 547.27 377.16 325.36 566.47 714.91 Net Profit I (Loss) before tax and extraordinary items* 29.70 59.51 54.43 48.84 68.59 Net Profit I (Loss) after tax and extraordinary items** 66.40 27.29 46.44 19.17 49.09 Total Comprehensive Income for the year 1 66.73 29.32 44.90 19.17 49.09 Equity Share Capital 548.17 548.17 488.32 415.32 415.32 Reserves and Surp1us2 577.95 (32.84) (55.35) ( 132.1 3) (130.27) Net Worth 3 1126.12 515.33 432.96 283.19 285.05 Basic earnings per share (Rs.) 1.20 052 0.98 0.46 1.18 Diluted earnings per share (Rs.) 1.20 0.52 0.98 0.46 1.18 Return on Net Worth (%)4 6% 5% 11% 7% 17% Net asset value per share (Rs.) 5 20.40 9.88 9.16 6.82 6.86 1 Total Comprehensive income for the year is applicable to financials prepared under Ind AS compliance for FY 19,FY 18 & FY 17; for FY 16 & FY 15, retained PAT numbers as there is no concept of Comprehensive Income. 2 Reserves and Surplus values considered are Other Equity numbers as per lnd AS ( FY 19,FY 18 &. FY 17); for FY 16& FY 15 ,AS per IGAAP, the same are Reserves and Surplus - Carried forward losses + Securities premium+ Capital Reserve For FY 18-19 Reserves & Surplus includes Rs.533.35 Crs of Share application money received and pending for allotment. 3 For FY 19,FY 18 & FY 17 Net Worth = Equity paid-up capital+ Other Equity (Reserves & Surplus • Carry forward losses + Securities Premium +Capital Reserves + Other Comprehensive lncome+share application money received and pending allotment) under (Ind AS; for FY 16 and FY 15, under IGAAP, Net Worth = Equity Paid-up Capital +Reserves & Surplus- carry forward losses + Capital Reserves + Securities Premium for IGAAP 4 For FY 19,FY 18 & FY l7, Return on Net Worth= (PAT before Comprehensive income)/ Net Worth; for FY 16 & FY 15, Return on Net Worth = (PAT- After Minority Interest) I Net Worth 5 Net Asset value per Share= Net Worth I Number of equity shares outstanding at the end of the year INTERNAL RISK FACTORS The below mentioned risks are the top risks applicable to TASL: TATA ADVANCED SYSTEMS LIMITED

TATA MOTORS The Scheme is subject to the approval of (a) the shareholders of TASL and TML, including a majority of the public shareholders of TML, in accordance with the SEBI circular no. CFD/D1L3/CIR/20J 7/21dated March 10, 2017, as amended from time to time; (b) applicable third parties, including any applicable governmental authority in India including but not limited to the Ministry of Defense; (c) the Competition Commission of India; (d) the Hon'ble National Company Law Tribunal at Mumbai and Hyderabad in accordance with Section 230 to 232 of the Companies Act, 2013; and (e) BSE Limited and the National Stock Exchange of India Limited, where the securities of TML are listed. The efforts of TASL at integrating the acquired defense business upon the Scheme becoming effective, based on prevailing market conditions, may not yield timely or effective results or at all, which may affect its financial condition and results of operations. SUMMARY OF OUTSTANDING LITIGATIONS, CLAIMS AND REGULATORY ACTIONA. Total number of outstanding litigations against the company and amount involved19 (Nineteen) litigations involving an amount of approximately Rs. 3,21,88,325 (Indian Rupees three crore twenty one lakhs eighty eight thousand three hundred and twenty five) in the aggregate (the same being an estimated approximate value and is subject to the final outcome of the cases).B. Brief details of top 5 material outstanding litigations against the company and amount involved Sr. Particulars Litigation. filed Current status Amount involved No. by l. TelExcell Information TelExcell Pleadings to be INR 1,44,63,484,System Limited v. Information completed. along with the TASEC Ltd. (TASEC Ltd. System Limited interest at the rate of. being a wholly owned 24% per annum subsidiary of TASL was amounting to INR merged into TASL vide 2,17,48,325order of the jurisdictional Regional Director dated May 6, 2019)2. Motor Vehicle Accident case S. Srikanth Reddy Evidence and Rs.l0,00,000 + & others marking of interest from January [M.V.O.P No. 1059 0 documents filed 1, 2016, totally in the2015] by TASL and range of Rs. application filed 10,00,000 to Rs. seeking to 13,60,000 summon the contractor.3. Labour Matter Naresha N For arguments on In the range of Rs.[ID.NO. 75 of2017] validity of 6,50,000 to Rs. domestic enquiry. 7,00,000 4. Labour Matter Raj Kumar Next date for In the range of Rs. [ID.NO. 62 of2017] Kotagalla hearing awaited. 5,70,000 to Rs. Stay given by the 6,20,000 High Court on TATA ADVANCED SYSTEMS LIMITED

Interim order of the Tribunal. 5. Labour Matter Syed Sikander for arguments on In the range of Rs. [JD.NO. 87 of2017] validity 0 5,40,000 to Rs. domestic enquiry. 5,90,000 C. Regulatory Action, if any - disciplinary action taken by SEBI or stock exchanges against the Promoters in last 5 financial years including outstanding action, if any Other than as set out below, there bas been no disciplinary action taken by SEBJ or the stock exchanges against the promoter of TASL in the last 5 (five) financial years, including any outstanding action: 1. In the matter of Tata Teleservices C Maharashtra) Limited: The SEBI vide an interim order dated June 4, 2013 ("SED I Interim Order") in respect of Tata Teleservices (Maharashtra) Limited (''TTML'') in the matter of complying with the requirement of minimum public shareholding {"MPS") for listed companies by ITML, as stipulated under Rules 19 (2){b) and 19A of the Securities Contracts (Regulation) Rules, 1957 within the stipulated time period, bad directed {i) freezing of voting rights and corporate benefits with respect to the excess of proportionate promoter I promoter group shareholding; and (ii) prohibiting the promoters/ promoter group and directors of TIML from dealing in securities of TTML except for the purpose of complying with MPS requirement, until TTML complied with the MPS norms. On complying with the MPS norms, the SEBI vide its order dated September 4, 2013 revoked the directions issued vide the SEBI Interim Order. D. Brief details of outstanding criminal proceedings against Promoters NIL ANY OTHER IMPORTANT INFORMATION PERTAINING TO TASL Not applicable. TATA ADVANCE SYSTEM LIMTED

Declaration by the company We hereby  declare that •all .relevant provision of the Companies Act, 1956 the Companies Act 2013 and the guidelines/regulations issued by the- security and exchange board of India, established under section 3 of the security and exchange board of India act, 1992 as the case may be, have been complied with and no statement with and no statement made in the abridged prospectus is contrary to the provision of the companies act 1956 the companies act 2013 the securities and exchange board of India act 1992 or rules made or guidelines or regulation issued there under as the case may be we further certify that all statements in the abridged prospectus are true and correct. For tata advanced system limited Name: Samir Oak Designation vice president legal date may 9 2019 Place Mumbai tata advanced system limited

TATA MOTORS LIMITED

Corporate Identification No. (CIN) - L28920MH1945PLC004520
Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001
Tel: +91 22 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

POSTAL BALLOT FORM

The last date for receipt of postal ballot is July 29, 2019

Serial No. _______

1. Name & Registered Address of the sole / first named member :

2. Name(s) of the Joint Holder(s), if any :

3. Registered Folio Number / DP ID No and Client ID No.* :
   *(Applicable to members holding shares in dematerialized form)

4. Number of Share(s) held: a) Ordinary ____________________; b) 'A' Ordinary __________________________

5. I/We hereby exercise my/our vote(s) in respect of the Resolution as detailed in the Notice dated June 21, 2019 for the meeting of the Equity Shareholders of Tata Motors Limited being convened pursuant to Orders dated May 6, 2019 and June 3, 2019 of the Hon'ble National Company Law Tribunal, Mumbai Bench to be held on **Tuesday, July 30, 2019 at 1:30 p.m.** IST at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai - 400020, by sending my/our assent or dissent to the said Resolution by placing a tick mark (√) in the appropriate box below:

Description of Resolution	No. of Shares for which votes cast	I/We assent to the Resolution (FOR)	I/We dissent from the Resolution (AGAINST)
Resolution for approving the Scheme of Arrangement between Tata Motors Limited ("the Transferor Company") and Tata Advanced Systems Limited ("the Transferee Company") and their respective shareholders and creditors under Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.			

Place:

Date: (Signature of Member)

Note: Please read the instructions printed overleaf carefully before exercising your vote.

TATA MOTORS LIMITED I  INSTRUCTIONS 1. GENERAL INFORMATION a) The Mumbai Bench of the Hon’ble National Company Law Tribunal (“NCLT”), vide its Orders dated May 6, 2019 and June 3, 2019 has directed that a meeting of the Equity Shareholders of the Company be convened and held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400020 on Tuesday, July 30, 2019 at 1:30 p.m. IST for the purpose of considering, and if thought fit, approving the Scheme of Arrangement between Tata Motors Limited (“the Transferor Company”) and Tata Advanced Systems Limited (“the Transferee Company”) and their respective shareholders and creditors under Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 (“Act”) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016. Pursuant to Sections 230 to 232 read with Sections 108 and 110 of the Act and the Companies (Management & Administration) Rules, 2014, assent or dissent of the members in respect of the resolution detailed in the Notice dated June 21, 2019 is being sought through Postal Ballot process/remote e-voting, as per the directions of NCLT. b) Voting rights shall be reckoned on the paid-up value of shares registered in the name of member(s) / list of beneficial owners as received from NSDL/ CDSL (“Depositories”) as on the cut-off date i.e. Friday, June 14, 2019. c) The proposed Scheme, if assented to by the requisite majority, by way of Postal Ballot, remote e-voting and voting at the meeting shall be considered as passed on the date of the meeting. 2. PROCESS FOR MEMBERS OPTING FOR VOTING BY BALLOT a) Members desiring to cast their vote by Postal Ballot should complete and sign this Ballot Form and send it to Mr. P N Parikh, SCRUTINIZER, c/o Tata Motors Ltd., Bombay House, 24, Homi Mody Street, Mumbai - 400001 in the enclosed postage prepaid self-addressed envelope. Ballot Forms deposited in person or sent by post or courier at the expense of the member will also be accepted. b) In case of joint holding, this Ballot Form should be completed and signed by the first named member and in his absence by the next named member (as per the specimen signature registered with the Company/ Depository). A member may sign the Postal Ballot Form through an attorney, in which case a certified true copy of the Power of Attorney should be attached to the Postal Ballot Form. c) There will be one Ballot Form for every Client ID No. / Folio No., irrespective of the number of joint holders. d) In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the duly completed Ballot Form should be signed by its authorised signatory(ies) and shall be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorised signatory(ies) duly attested. e) Voting rights by way of Ballot Form cannot be exercised by a proxy. f) Completed Ballot Forms should reach the Scrutinizer no later than on Monday, July 29, 2019 at 5.00 p.m. IST. Incomplete Ballot Forms or Ballot Forms received after this date will be considered invalid. g) An incomplete, unsigned, incorrectly completed, incorrectly ticked, defaced, torn, mutilated, overwritten, wrongly signed Postal Ballot Form will be rejected. The Scrutinizer’s decision in this regard shall be final and binding. h) A member seeking duplicate Ballot Form or having any grievance pertaining to the Ballot process can write to the Company’s Registrar and Transfer Agent - TSR Darashaw Limited, 6-10, Haji MoosaPatrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the email ID tmlballot2019@tsrdarashaw.com. i) Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Ballot”) along with the Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer. 3. E-VOTING: The Company is pleased to provide e-voting as an alternative for the members of the Company to enable them to cast their votes electronically instead of through physical Postal Ballot Form. E-voting is optional. In case a member has voted through e-voting facility, he/she need not send a physical Postal Ballot Form. In case a member votes through e-voting facility as well as sends his/her vote through physical vote, votes cast through e-voting shall prevail and the votes cast through ballot form shall be considered invalid by the Scrutinizer. Members are requested to refer to the Notice and notes thereto, for detailed instructions with respect to e-voting.

Tata motors limited Corporate Identification No. (CIN) - L28920MH1945PLC004520. Regd Off: Bombay House, 24, Homi Mody Street, Mumbai - 400001. Tel: 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com Attendance Slip - NCLT CONVENED MEETING (To be presented at the entrance) I hereby record my presence at the meeting of the Equity Shareholders of the Company, convened pursuant to Orders dated May 6, 2019 and June 3, 2019 of the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT CONVENED MEETING”) at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020 on Tuesday, July 30, 2019 at 1:30 p.m. Folio No. / DP ID No. / Client ID No. :  Name of the Member: Signature: Name of the Proxy holder:  Signature:1. Only Member/Proxy holder can attend the Meeting. 2. Member/Proxy holder should bring his/her copy of the Notice for reference at the Meeting. E-VOTING PARTICULARS ELECTRONIC VOTING EVENT NUMBER (EVEN) USER ID PASSWORD 110673 for Ordinary Shares 110674 for ‘A’ Ordinary Shares Notes: (1) Please refer to the instructions printed under the Notes to the Notice of the NCLT CONVENED MEETING. (2) The e-voting period commences on Sunday, June 30, 2019 (9:00 a.m. IST) and ends on Monday, July 29, 2019 (5:00 p.m. IST). (3) The e-voting module shall be disabled by NSDL at 5:00 p.m. on Monday, July 29, 2019 and Members shall not be allowed to vote through remote e-voting thereafter. Tata motors limited Tata Corporate Identification No. (CIN) - L28920MH1945PLC004520 Regd Off: Bombay House, 24, Homi Mody Street, Mumbai – 400001. Tel: 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com BEFORE THE NATIONAL COMPANY LAW TRIBUNAL, BENCH AT MUMBAI COMPANY SCHEME APPLICATION NO 398 OF 2019 In the matter of Companies Act, 2013; And In the matter of Application under Sections 230 to 232 of the Companies Act, 2013 read with the Companies (Compromise, Arrangements and Amalgamations) Rules, 2016; And In the matter of Scheme of Arrangement between Tata Motors Limited (“the Transferor Company” or “the Applicant Company” or “the Company”) and Tata Advanced Systems Limited (“the Transferee Company”) and their respective shareholders and creditors. Tata Motors Limited (CIN: L28920MH1945PLC004520), a company incorporated under ) the provisions of the Indian Companies Act, 1913 and having its Registered Office at ) Bombay House, 24, Homi Mody Street, Mumbai 400 001 ) … Applicant Company Proxy Form Name of the Member: Registered address: E-mail Id:  Folio No. / DP ID No. / Client ID No.(Proxy form continues overleaf: Please affix revenue stamp and sign to complete proxy form)

I/We being the member(s) of Tata Motors Limited holding Ordinary Shares and  ‘A’ Ordinary Shares hereby appoint1. Name: E-mail Id: Address Signature or failing him 2. Name: E-mail Id: Address: Signature or failing him 3. Name: E-mail Id: Address:  Signature: as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at meeting of the Equity Shareholders of the Company, convened pursuant to Orders dated May 6, 2019 and June 3, 2019 of the Hon’ble National Company Law Tribunal, Mumbai Bench at Birla Matushri Sabhagar,19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020 on Tuesday, July 30, 2019 at 1:30 p.m. and at any adjournment thereof in respect of the resolution indicated below: Resolution No. Resolution For Against 1 Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited for transfer of Defense Undertaking of the Company to Tata Advanced Systems Limited as a going concern on a slump sale basis. Signed this day of  2019 Signature of Shareholder Signature of Proxy holder(s) Notes:1. A member may vote ‘for’ or ‘against’ the resolution. Please put a in the Box in the appropriate column either ‘for’ or ‘against’ the resolution. If you leave the ‘For’ or ‘Against’ column blank in respect of the resolution, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.2. A Proxy need not be a member of the Company. Pursuant to the provisions of Section 105 of the Companies Act, 2013, a person can act as proxy on behalf of not more than fifty members and holding in aggregate not more than ten percent of the total Share Capital of the Company. Members holding more than ten percent of the total Share Capital of the Company may appoint a single person as proxy, who shall not act as proxy for any other member. 3. This Form, in order to be effective, should be duly completed and deposited at the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai-400 001, not less than 48 hours before the commencement of the Meeting. 4. Members who have multiple folios with different joint holders may use copies of this Proxy Form Affix Revenue Stamp

This is for the information of the exchange and the members.

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About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.